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REGISTRANT'S NAME Buhrmann NV

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APR 15 2004
THOMSON FINANCIAL

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FILE NO. 82- 3497 FISCAL YEAR 12-31-03

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Office products are fundamental to the day-to-day running of any organisation... Buhrmann is one of the world's leading suppliers of office products to businesses and institutions.



Annual Report 2003

Buhrmann

Leaders in business services and distribution



Every second we ship out seven customised packages from a dynamic assortment of around 50,000 different products, including stationery, computer supplies, software, furniture, facility, safety and catering supplies. We offer our customers 'the power of one'. They can order a wide variety of products through one order, get them in one delivery, pay for them through one invoice.

RELIABLE & EFFICIENT

Advanced Distribution Technology

Our eCommerce procurement tools and logistic infrastructure are believed to be the most technologically advanced and efficient in the industry. This enables us to streamline the supply chain to such an extent that our customers can reduce their internal processing costs related to office supplies dramatically.

1 order

1 delivery

1 invoice



10 am – customer orders via Internet



10 am – automated order processing starts



10.30 am – aggregated and pre-selected orders are routed through warehouse



11 am – logistic staff pick orders using 'pick-to-voice' technology and bar code scanning



6 pm – merged orders are packed on pallets



11 pm – delivery trucks are loaded in most logical order, which is determined with the help of 'dynamic routing' software



5 am – delivery trucks drive to our logistic 'breakpoint', or directly to the offices of our customers


Corporate Express

9.45 am – order is delivered at our customer's office, right to the desk-top of the individual end-user where required



9.50 am – customer signs proof-of-delivery form and goes back to work with new supply of office materials




Buhrmann structure
Office Products North America Division
Office supplies: USA Canada
Partnership: Mexico
Specialty businesses:
• ASAP Software
• Document & Print Management
• Promotional Marketing
• Imaging & Computer Graphics Supplies
Office Products Europe Division
Corporate Express AU, BE, DE, FR, HU, IE, IT, LU, NL, PL, SE, UK
Partnerships: CH, DK, ES, FI, NO, PT, SI
Benelux subsidiaries: Dawidenko Intercambio Veenman
Office Products Australia Division
Corporate Express Australia Ltd. (52% shareholding) Australia New Zealand
Partnership: Southeast Asia
Graphic Systems Division
BTI-Hellas (GR) Hartmann (ES) Macchingraf (IT) Plantin (BE/LU) Tetterode (NL)
Country codes correspond with internet domain name extensions

Information about us on the Internet

- Corporate and Investor information: www.buhrmann.com
- Corporate Express North America: www.cexp.com
- Corporate Express Europe: www.CorporateExpress.info
- Corporate Express Australia: www.ce.com.au
- Graphic Systems: www.BuhrmannGraphics.info

WHEREVER YOU ARE

Global Distribution Infrastructure

With our market presence we aim to match the footprint of the organisations we serve on a national basis as well as globally. About 80% of our customers are large institutions and international businesses. Our wide-spread proprietary distribution infrastructure enables us to deliver all the things they need to keep their offices running, at all their locations, every business day.



Distribution centres △
Breakpoints / Sales offices ○
Partnerships □

Office Products North America

- 206 locations, including 38 distribution centres
- Generates 68% of total sales Buhrmann Group
- Ranks as no. 1 B2B office supplies distributor in North America

Office Products Europe

- 114 sales offices, 20 distribution centres
- Generates 17% of total sales Buhrmann Group
- Ranks as no. 3 B2B office supplies distributor in Europe

Office Products Australia

- 49 sales and distribution centres in Australia and New Zealand
- Generates 9% of total sales Buhrmann Group
- Ranks as no. 1 B2B office supplies distributor in Australia

WHATEVER YOU NEED

Single-Source Supplier



Stationery



Computer supplies



Office paper



Furniture & office machines



Facility & catering products



Other product categories

Graphic Systems

- Total solution provider, offering all equipment, services, supplies and spare parts a commercial printer needs
- Generates 6% of the Buhrmann Group's total sales
- Prominent market positions in the six European countries in which the division operates: Belgium, Greece, Italy, Luxembourg, Spain and the Netherlands





CAUTIONARY STATEMENT

THESE ANNUAL REPORT AND FINANCIAL STATEMENTS CONTAIN FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT 1995) BASED ON OUR BEST CURRENT INFORMATION AND WHAT WE BELIEVE TO BE REASONABLE ASSUMPTIONS ABOUT ANTICIPATED DEVELOPMENTS. WORDS SUCH AS 'EXPECTS', 'ANTICIPATES', 'INTENDS' AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY BUHRMANN IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS, AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. BECAUSE OF THE RISKS AND UNCERTAINTIES THAT ALWAYS EXIST IN ANY OPERATING ENVIRONMENT OR BUSINESS, WE CANNOT GIVE ANY ASSURANCE THAT THE EXPECTATIONS REFLECTED IN THESE STATEMENTS WILL PROVE CORRECT. ACTUAL RESULTS AND DEVELOPMENTS MAY DIFFER MATERIALLY DEPENDING UPON, AMONG OTHER FACTORS, INDUSTRY CONDITIONS, CURRENCY VALUES, COMPETITIVE PRICING, CUSTOMER DEMAND, COSTS, RISKS RELATED TO THE INTEGRATION OF ACQUISITIONS, LEGISLATIVE, FISCAL AND REGULATORY DEVELOPMENTS AND POLITICAL AND SOCIAL CONDITIONS IN THE ECONOMIES AND ENVIRONMENTS WHERE BUHRMANN OPERATES. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

Buhrmann is one of the world's leading suppliers of office products to businesses and institutions. The company has its head office in Amsterdam. Our continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Our three Office Products Divisions operate primarily under the name of Corporate Express. Our **widespread proprietary distribution infrastructure** allows us to service customers across North America, Europe, Australia and New Zealand. Operating one of the most advanced and efficient logistic organisations in the sector enables us to reduce our customers' procurement costs, and to deliver the products they order quickly and efficiently.

Our direct (non-retail) business model means we focus our product offering, our systems and our distribution on each customer's needs.

Electronic commerce is the future, enabling our customers to maximize the efficiency of their office organisation.

We will continue to offer our customers more categories of products and better value to confirm our position as the best **single-source supplier** of office products for businesses and institutions.

In addition, Buhrmann is a leading supplier of graphic equipment and consumable goods to commercial printers in six European countries.

We operate under different trade names and our operating companies in this sector all have prominent market positions. By including a complete range of supplies and services in our offering, we enable our customers to source most of their printing related requirements from one supplier.

Buhrmann ordinary shares are listed on Euronext in Amsterdam (BUHR) and New York Stock Exchange (BUH). In the United States of America Buhrmann shares are traded as American Depositary Receipts.

Buhrmann

Leaders in business services and distribution

RESULTS
in millions of euro	2003	2002
EBITAE		
Office Products North America	159	197
Office Products Europe and Australia	45	64
Graphic Systems	-12	23
Holdings	-16	-16
Sub-total excluding Paper Merchanting	**176**	**268**
Paper Merchanting	49	74
EBITAE Total Group	**225**	**342**
Exceptional items	51	–
EBITA	**276**	**342**
Amortisation of goodwill	-52	-70
Impairment of goodwill	-53	-573
EBIT	**171**	**-301**
Financial items	-182	-213
Exceptional financial items	-121	–
Net result on ordinary operations	**-132**	**-514**
Extraordinary result net	–	-74
Net result	**-132**	**-588**
Net profit on ordinary operations before amortisation of goodwill ('cash earnings')	**-27**	**129**
Net profit on ordinary operations before amortisation of goodwill and exceptional items ('cash earnings')	**43**	**129**

CASH FLOW

in millions of euro	2003	2002
Cash flow from operating activities	272	258
Cash flow from investing activities	544	-138
Available cash flow	816	120
Cash flow from financing activities	-681	-208
Net cash flow	**135**	**-88**

BALANCE SHEET

in millions of euro	2003	2002
Total assets excluding goodwill	2,277	3,621
Total assets including goodwill	3,677	5,409
Capital employed before goodwill	807	1,695
Capital employed after goodwill	2,207	3,483
Shareholders' equity	1,436	1,770
Group equity	1,484	1,811
Guarantee capital	1,876	2,145
Interest-bearing debt	836	1,735

FINANCIAL RATIOS

Group equity as a percentage of total assets	40.4%	33.5%
Interest-bearing debt as a percentage of group equity	56.3%	95.8%
EBITDAE/cash interest	2.2	2.6
EBITDA/cash interest	1.6	2.6

NET SALES PER DIVISION
in millions of euro	2003	2002
Office Products North America	3,939	4,931
Office Products Europe and Australia	1,479	1,540
Graphic Systems	369	489
Sub-total excluding Paper Merchanting	**5,787**	**6,960**
Paper Merchanting	2,266	2,988
Total Group	**8,053**	**9,948**

RETURN ON SALES (ROS)

EBITAE/EBITE as a % of net sales	2003	2002
Office Products North America	4.0	4.0
Office Products Europe and Australia	3.0	4.2
Graphic Systems	-3.2	4.7
Sub-total excluding Paper Merchanting	**3.0**	**3.8**
Paper Merchanting	2.2	2.5
Buhrmann before amortisation of goodwill (EBITAE)	**2.8**	**3.4**
Buhrmann after amortisation of goodwill (EBITE)	**2.1**	**2.7**

RETURN ON CAPITAL EMPLOYED (ROCE)

EBITAE/EBIT as % of average capital employed excluding goodwill	2003	2002
Office Products North America	23.4	21.0
Office Products Europe and Australia	23.4	30.2
Graphic Systems	-9.4	18.8
Sub-total excluding Paper Merchanting	**17.3**	**20.7**
Paper Merchanting	9.6	10.9
Buhrmann excluding goodwill and exceptionals (EBITAE)	**14.8**	**17.3**
Buhrmann including goodwill and exceptionals (EBIT)	**5.4**	**-6.7**

OFFICE PRODUCTS NORTH AMERICA

in millions of dollar	2003	2002
Net sales	4,454	4,659
Added value	1,152	1,191
Operating result excluding exceptionals (EBITAE)	180	186
Average capital employed, excluding goodwill	742	841

FIGURES PER ORDINARY SHARE

in euro after preferential dividend	2003	2002
Net result from ordinary operations before exceptional results and amortisation of goodwill (fully diluted)	0.19	0.76
Shareholders' equity (basic)	6.09	8.97
Dividend	0.07	0.07

NUMBER OF EMPLOYEES	2003	2002
Office Products North America	10,775	12,211
Office Products Europe and Australia	5,873	6,023
Graphic Systems	1,114	1,139
Holding	70	74
Sub-total excluding Paper Merchanting	**17,832**	**19,447**
Paper Merchanting	–	5,411
Total Group	**17,832**	**24,858**

A OFFICE PRODUCTS NORTH AMERICA
EUR 3,939 MLN / 68%
B OFFICE PRODUCTS EUROPE AND AUSTRALIA
EUR 1,479 MLN / 26%
C GRAPHIC SYSTEMS
EUR 369 MLN / 6%



A
B
C

NET SALES PER DIVISION
(EXCLUDING
PAPER MERCHANTING)

A UNITED STATES
EUR 3,667 MLN / 46%
B EUROPEAN UNION..
EUR 3,545 MLN / 44%
C AUSTRALIA AND NEW ZEALAND
EUR 496 MLN / 6%
D REST OF THE WORLD
EUR 345 MLN / 4%



A
B
C
D

NET SALES GEOGRAPHICALLY
(INCLUDING
PAPER MERCHANTING)

A OFFICE PRODUCTS NORTH AMERICA
EUR 159 MLN / 90%
B OFFICE PRODUCTS EUROPE AND AUSTRALIA
EUR 45 MLN / 26%
C GRAPHIC SYSTEMS
EUR -12 MLN / -7%
D HOLDINGS
EUR -16 MLN / -9%



A
B
C
D

EBITAE PER DIVISION
(EXCLUDING
PAPER MERCHANTING)

A UNITED STATES
EUR 142 MLN / 63%
B EUROPEAN UNION
EUR 27 MLN / 12%
C AUSTRALIA AND NEW ZEALAND
EUR 42 MLN / 18%
D REST OF THE WORLD
EUR 15 MLN / 7%



A
B
C
D

EBITAE GEOGRAPHICALLY
(INCLUDING
PAPER MERCHANTING)



2,884
6,590
7,282
6,960
5,787
1999 2000 2001 2002 2003

NET SALES*
IN MILLIONS OF EURO



123
416
315
268
219
1999 2000 2001 2002 2003

EBITA*
IN MILLIONS OF EURO



4.3
6.3
4.2
3.8
3.0
1999 2000 2001 2002 2003

RETURN ON SALES (ROS)*
BEFORE EXCEPTIONAL ITEMS
IN PERCENTAGE



23.8
33.4
22.3
20.7
17.3
1999 2000 2001 2002 2003

ROCE* EXCLUDING GOODWILL
IN PERCENTAGE



1.66
2.10
1.02
0.76
0.19
1999 2000 2001 2002 2003

EARNINGS PER SHARE BEFORE

A EBITAE
B EXCEPTIONALS
C EBITA
D AMORTISATION GOODWILL
E IMPAIRMENT GOODWILL
F EBIT
G FINANCIAL ITEMS
H EXCEPTIONAL FINANCIAL ITEMS
I TAXES
J EXCEPTIONAL TAXES
K OTHER
L NET RESULT ON ORDINARY OPERATIONS



A 225.1
B 50.8
C 275.9
-51.7 D
-53.4 E
F 170.9
-160.9 G
-96.4 H
-8.1 I
J 75.8
-113.2 K
-132.2 L

FROM EBITAE TO NET PROFIT



-3%
-4%
0%
1%
-3%
-1%
-4%
-8%
2%
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2001 2002 2003

ORGANIC SALES GROWTH

CONTENTS

THIS REPORT HAS BEEN PUBLISHED IN THE DUTCH AND ENGLISH LANGUAGES.
THE DUTCH TEXT WILL PREVAIL OVER THE ENGLISH VERSION.



With all the efforts made to strengthen our company in the year under review we are confident that Buhrmann is in excellent condition to anticipate opportunities in 2004 that will occur if the economy improves.

REPORT OF THE SUPERVISORY BOARD

The year 2003 was mainly a year of consolidation for Buhrmann. The priority was to strengthen the Company by improving internal processes, reducing costs, integrating companies acquired over the past years, streamlining activities, managing working capital and realising a satisfactory cash flow. This occurred against a background of difficult external circumstances, caused by stagnating economies and further shrinking markets, in which the number of employees in our customers' offices continued to decrease.
When a buyer expressed, unexpectedly, a willingness to make an attractive offer for our Paper Merchanting Division, Buhrmann could do this major transaction in the second half of the year. As a result, we parted with an activity that Buhrmann had been carrying out since the 19th century. That we nevertheless took this step is on the one hand connected with the considerable decrease in our debt and on the other hand with the increased homogeneity of our remaining activities. Besides the Graphic Systems Division they now consist solely of the distribution of office products. This sharpens the focus and promotes the recognisability of our Company.
The decrease in our burden of debt also paved the way for a complete refinancing, whereby the balance sheet was strengthened, interest charges were decreased and a more balanced repayment schedule for the coming years was created.
What we are waiting for is the strengthening of the economy of which the first signs have been particularly noticeable in the United States.
The activities of the Supervisory Board during the year under review took place against the background outlined here.


AC
AD
AD
AE
AE

SUPERVISION AND ADVICE

In 2003, the Supervisory Board paid special attention to the divestment of the Paper Merchanting Division and in connection with this the amendment of rights connected to the Preference Shares C, the refinancing of the credit facility and the issue of a subordinated convertible bond as well as the developments in the area of corporate governance. These matters were the subject of discussion and were dealt with thoroughly in various meetings, during which the Board gave advice from multiple viewpoints. In the area of corporate governance attention was paid both to the implementation of US law (the US Sarbanes-Oxley Act and the amended corporate governance rules of the New York Stock Exchange) and to the Dutch Code on Corporate Governance issued on 9 December 2003.

Furthermore, in the year under review attention was paid to the annual report and the financial statements of 2002. The report of the external auditor was discussed with the latter. We discussed the operational course of events in all divisions on a regular basis, and more specifically the quarterly results and the press releases. The budget for 2004 was presented to us for approval. We took note and gained more in-depth knowledge of the assessment of the Executive Board concerning internal risk management and the internal control system.
We also paid attention to the company's strategy, the inherent risks involved and the developments in the relevant markets in which our Company is active. We discussed the management development system employed by Buhrmann and its practical implications for key positions within the company. We also discussed the granting of share options to personnel.

CORPORATE GOVERNANCE

In connection with the US corporate governance rules, in 2003 modifications were made to various documents including the 'Rules and Regulations for the Supervisory Board', the 'Profile of the Supervisory Board', and the 'Business Principles and Code of Ethics'. Furthermore, the charter for the Audit Committee was modified and a charter for the Compensation, Nominating and Corporate Governance Committee (CNGG) (previously 'Remuneration and Appointments Committee') was adopted. Rules regarding the cooperation with and the independence of the external auditor were also established. For more information we refer to the chapter 'Corporate Governance'. Developments in the area of corporate governance in Australia and adequate measures in connection with the majority participation in Corporate Express Australia were also discussed.

MEETINGS

The Supervisory Board met twelve times in the past year, including one extraordinary meeting. In this extraordinary meeting the Board discussed the amendments of the rights connected with the Preference Shares C in the absence of Messrs Gay and Ressler, as these board members were appointed on the recommendation of the holders of these shares (see 'Composition of the Executive Board and the Supervisory Board') and their presence would have entailed a conflict of interest. The Board met once in the absence of the Executive Board to discuss, among other things, its own performance and composition and the composition of the committees of the Board, as well as the performance of and the cooperation with the Executive Board. The Board also had various informal gatherings in 2003, a few times in the presence of the Chairman of the Executive Board.

The attendance of the members of the Supervisory Board at the meetings and at the Committees of the Board is reflected in the schedule below:

Schedule of attendance at meetings of the Supervisory Board and Committees

Supervisory Board Members	Normal meetings (11)	Extraordinary meetings (1)	Audit Committee (6)	CNCG Committee (3)
P.C. van den Hoek	11	1	6	3
A.G. Jacobs	11	1	6	n/a
R.C. Gay	10	n/a	n/a	n/a
J.J. Hannan	3*	n/a	n/a	n/a
J. Peelen	10	1	n/a	3
A.P. Ressler	4**	n/a	n/a	n/a
G.H. Smit	10	1	5	n/a
R. Zwartendijk	9	1	n/a	3

* AS OF 8 OCTOBER 2003, MR HANNAN HAS BEEN APPOINTED AS SUCCESSOR TO MR RESSLER.

** MR RESSLER HAS RESIGNED AS MEMBER OF THE BOARD AS OF 8 OCTOBER 2003.

COMMITTEES OF THE SUPERVISORY BOARD

Without prejudice to its own responsibility the Board has set up two committees, each consisting of three members of the Board.

AUDIT COMMITTEE

The goal of the Audit Committee is to assist the Supervisory Board in the execution of its supervisory responsibility concerning among other things the execution, policy and procedures of the Company in the area of financial administration and reporting, the quality of financial reports and internal control systems, the integrity of the financial reportings and the evaluation of the external auditor.

This year the Committee has paid special attention to the goodwill impairment in the balance sheets as per the end of 2002 and 2003, the project to arrive at a description and, if necessary, a supplement to the framework of internal controls, the monitoring of the quality of the financial function within the group and the project to report according to the 'International Financial Reporting Standards' as from 2005. Furthermore, the following topics also came up for discussion: the report of the external auditor, the findings of the internal audit department, the assessment of the level of the internal controls of operating companies and the tightening of these internal controls where it proved necessary, the fiscal structure and the external reporting.

The Audit Committee met six times in 2003. The meetings were attended by the company's President and CEO, the Chief Financial Officer, the Director of Accounting & Control, the Director of Internal Audit, and the external auditor, among others.

As of 1 January 2004 the composition of the Audit Committee has been modified as follows: Mr P.C. van den Hoek resigned from the Committee and was succeeded by Mr J. Peelen. Mr A.G. Jacobs became chairman on the same date.



COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The goal of the Compensation, Nominating and Corporate Governance Committee as set out in the charter adopted by the Supervisory Board on 24 June 2003 is to assist the Board with, among other things, the compensation of top management, the composition and functioning of the Executive Board and the Supervisory Board and advising the Executive Board on the development and implementation of corporate governance guidelines.
The Committee met three times in the year under review and discussed various topics such as the salaries of the members of the Executive Board and the bonus criteria for 2003, the salaries of top management, the Buhrmann Incentive Plan and the options for personnel granted in 2003.

COMPOSITION OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

The composition of the Executive Board was not changed in the year under review. As per 29 February 2004 Mr R.W.A. de Becker will resign and leave Buhrmann.
On the Supervisory Board Messrs R.C. Gay and A.P. Ressler were re-appointed at the General Shareholders' Meeting in April 2003, for a period of four years. Mr Ressler informed us several months later that he wished to resign as member of the Supervisory Board as he was no longer employed by Apollo Management IV, L.P. ('Apollo').
In accordance with agreements made between Apollo and Bain Capital, LLC ('Bain') at the issue of the Preference right to nominate one person for membership of the Supervisory Board. On 8 October 2003 Mr J. J. Hannan was appointed at the Extraordinary General Meeting of Shareholders, as nominated by Apollo and after the Board had determined that Mr Hannan fit the profile for the Supervisory Board. Mr Gay, nominated by Bain as member of the Board at the time, has indicated that for personal reasons he wishes to resign from his function as of 29 April 2004, after the General Meeting of Shareholders. Bain will propose a successor who will be nominated at the General Meeting of Shareholders.
By virtue of the Board's schedule of retirement, Mr P.C. van den Hoek and Mr A.G. Jacobs will moreover resign after the meeting in April. Both have made themselves available for re-nomination for a final term.

INDEPENDENCE

The Rules and Regulations for the Supervisory Board determine that the Board should consist of a majority of independent members. In 2003 the definition of 'independence' was introduced in the Rules and Regulations for the Supervisory Board, in conformity with the provisions of the Sarbanes-Oxley Act. In the course of 2004 the definition will be re-adjusted in the light of the Dutch Code on Corporate Governance (see the chapter 'Corporate Governance'). Messrs Gay and Hannan who, by virtue of the agreements made with Apollo and Bain are members of the Board (see above), cannot be regarded as independent, both in the sense of the definition of independence maintained by the company and by the definition used in the Dutch Code on Corporate Governance.

In the light of developments concerning corporate governance it has been decided – in consultation with the board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann (Buhrmann Preference Shares Trust Office Foundation) and the board of the Stichting Preferente Aandelen Buhrmann (Buhrmann Preference Shares Foundation) – that members of the Supervisory Board will no longer be part of these boards. By virtue of the articles of association of both foundations a member of both boards was up to now nominated by the Supervisory Board. Mr Van den Hoek was part of the first-mentioned board; Mr Jacobs was part of the last-mentioned. The articles of association were amended in December 2003 and Messrs Van den Hoek and Jacobs were succeeded by members nominated by the respective boards. See also the chapter 'Description of Share Capital and Articles of Association'.

REMUNERATION REPORT

The Remuneration Report of the Supervisory Board is included as a separate chapter and forms a part of the Annual Report (see page 101).

FINANCIAL STATEMENTS AND DIVIDEND PROPOSAL

Hereby we provide you with the Financial Statements of 2003 drawn up by the Executive Board. These consist of the Statement of Income and the Balance Sheet, including the accompanying explanatory notes, as well as the Consolidated Financial Statements. The Financial Statements have been audited by PricewaterhouseCoopers Accountants N.V. You will find the auditors' report on page 107 of this report.

We can agree with these items and propose to you:

- To adopt the Financial Statements for 2003.
- To charge the loss over the financial year 2003 against the general reserves, excluding the share premium reserves A and C.
- To declare against the share premium reserve, excluding the share premium reserves A and C, a dividend in shares of EUR 0.07 gross per ordinary share. For shareholders who prefer an amount in cash, the shares into which the stock dividend is converted will be sold and they will receive in cash an amount of EUR 0.07 gross per ordinary share.
- To declare the statutory dividend (as stated on page 99) on the Preference Shares A and C against the account of the general reserves. The dividend on the Preference Shares C will be distributed in Preference Shares C.

For more information please refer to the Dividend Proposal on page 107.

DISCHARGE

We also propose that the General Meeting of Shareholders, in accordance with Article 32, Paragraph 2 of the articles of association, discharges the Executive Board from management as carried out and the Supervisory Board from its supervision. We shall place these proposals as two separate points on the agenda of the annual meeting.

A LOOK AHEAD

With all the efforts made to strengthen our Company in the year under review we are confident that Buhrmann is in excellent condition to anticipate opportunities in 2004 that will occur if the economy improves. We thank all our co-workers who through their excellent effort and teamwork have made this possible.

SUPERVISORY BOARD
AMSTERDAM, 26 FEBRUARY 2004


Corporate Express
Corporate Express



SUPERVISORY BOARD MEMBERS

Paul C. van den Hoek 1939, Chairman [3]
POSITION: Barrister in Amsterdam (Stibbe). **NATIONALITY:** Dutch. Appointed in 1993, current term of office until 2004. **SUPERVISORY DIRECTORSHIPS:** ASM International N.V. (Chairman), Ballast Nedam N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), AON Groep Nederland B.V., Wavin B.V. (Chairman), Euronext Amsterdam N.V.

Aad G. Jacobs 1936, Vice Chairman [2]
PREVIOUS POSITION: Chairman of the Executive Board of ING Groep N.V. **NATIONALITY:** Dutch. Appointed in 1998, current term of office until 2004. **SUPERVISORY DIRECTORSHIPS:** N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Chairman), VNU N.V. (Chairman), ING Groep N.V., Johan Enschedé B.V. (Chairman), IHC Caland N.V., Imtech N.V. (Chairman).

Robert C. Gay 1951
POSITION: Managing Director Bain Capital, LLC **NATIONALITY:** American. Appointed in 1999, current term of office until 2007. **SUPERVISORY DIRECTORSHIPS:** IHF Capital, Nutraceutical, Maxim Crane, Alliance Laundry, SigmaKalon Group, Walco International and US Synthetics.

John J. Hannan 1953 [1]
POSITION: Managing Partner Apollo Management, L.P. **NATIONALITY:** American. Appointed in October 2003, current term of office until 2007. **SUPERVISORY DIRECTORSHIPS:** Pacer International, INC., Mt Sinai Children's Center Foundation, The Center for Arts Education, The Nightingale Bamford School, The Allen-Stevenson School.

Jan Peelen 1940 [2,3]
PREVIOUS POSITION: Member Executive Committee of Unilever and member of Unilever Board. **NATIONALITY:** Dutch. Appointed in 1999, current term of office until 2006. **SUPERVISORY DIRECTORSHIPS:** VVAA Groep BV, Friesland Coberco Dairy Foods Holding N.V., Arcadis N.V., Albron B.V.

Anthony P. Ressler 1960 [1]
Mr Ressler resigned as a member of our Supervisory Board in October 2003.

Gert H. Smit 1948 [2]
PREVIOUS POSITION: Chairman of the Executive Board of Vedior NV. **PRINCIPAL POSITION:** Managing Director TriFinance Holding B.V. **NATIONALITY:** Dutch. Appointed in 1998, current term of office until 2005. **SUPERVISORY DIRECTORSHIPS:** Transavia Airlines C.V., Endemol B.V., Martin Schilder Holding B.V.

Rob Zwartendijk 1939 [3]
PREVIOUS POSITION: Member of the Executive Board of Koninklijke Ahold NV. **NATIONALITY:** Dutch. Appointed in 1999, current term of office until 2005. **SUPERVISORY DIRECTORSHIPS:** Nutreco Holding N.V. (Chairman), Koninklijke Numico N.V. (Chairman), Randstad Holding N.V., InnoConcepts N.V., Blokker Holding B.V. (Chairman), Telepanel Systems, INC., Lincoln Snacks Company.

[1] IN OCTOBER 2003, MR RESSLER RESIGNED AND WAS SUCCEEDED BY MR HANNAN

EXECUTIVE BOARD AND SENIOR MANAGEMENT

EXECUTIVE BOARD

Frans Koffrie 1952



President and CEO, joined Buhrmann in 1988. In 1990 he was appointed a Member of the Executive Board and became the Group's President and CEO in 1998. Mr Koffrie is a Dutch national, born in Weert, the Netherlands on 15 May 1952. He holds a Master's degree in Business Economics (Amsterdam University) and a Bachelors degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland BV. Within the Executive Board he holds responsibility for: Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit.

Rudi de Becker 1946



President of the Office Products Europe Division, joined Buhrmann in 2001 and will leave Buhrmann per 29 February 2004, having accepted a position at another company. He was appointed a Member of the Executive Board in 2002 and non-executive board member of Corporate Express Australia Limited. Mr De Becker was born in Bruges, Belgium, on 2 September 1946. He holds a degree in Economics from the University of Ghent and did a post-graduate study in Marketing at the same university. He joined the Group following Buhrmann's acquisition of the Office Supplies Division of Samas-Groep N.V. where he had been an executive board member since 1998. Prior to that he held various senior management positions, amongst others with Bekaert, Rank Xerox Europe, and Black & Decker Professional Power Tools and Security Hardware.

George Dean 1947



Responsible for the Graphic Systems Division and the Office Products Australia Division, joined Buhrmann in 1990. He was appointed a Member of the Executive Board in 1998 and he is also a non-executive board member of Corporate Express Australia Limited. He was President of the Paper Merchanting Division until the divestment of these activities on 31 October 2003. In addition to his responsibility for supervising the two afore-mentioned Divisions, Mr Dean also holds responsibility within the Executive Board for Human Resources and Group Real Estate. Mr Dean is a British national and was born in Perth (Scotland) on 18 February 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann's predecessor VRG-Groep in 1990, he worked with the Wiggins Teape Group for 21 years.

Mark Hoffman 1952



President and CEO of the Office Products North America Division, joined Buhrmann in 1999. He was appointed a Member of the Executive Board in 2002. Mr Hoffman is an American national, born in Jackson, MI on 31 August 1952. He holds a Master's Degree in Business Administration from the Harvard Business School. Before he joined Buhrmann, he was the Chairman and CEO of APS Holdings and held several other management functions in planning and business development with W.W. Grainger, TRW, INC. and Lockheed Corporation.

Floris Waller 1958



Joined Buhrmann in 1999, and was appointed a Member of the Executive Board and CFO in the same year. Mr. Waller is a Dutch national, born in Leiden, the Netherlands on 21 December 1958. He has a Master's Degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for: Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and – jointly with the CEO – Investor Relations and Internal Audit.

SENIOR MANAGEMENT

CORPORATE CENTRE

Kees Bangma 1956
Corporate Finance & Group Treasury
Herman Brauckmann 1948
Mergers, Acquisitions & Divestments
Neil Callahan 1943
Information Technology
Rutger Goldschmeding 1961
Accounting & Control
Roelof Hoving 1962
Corporate Tax & Pensions
Ms Heidi van der Kooij 1962
General Counsel & Company Secretary
Chris Thrush 1951
Human Resources
Gerard Wichers 1964
Investor Relations & Corporate Communications

DIVISIONS

OFFICE PRODUCTS NORTH AMERICA
Mark Hoffman 1952
President & CEO
Gordon Glover 1955
Senior Vice President & CFO

OFFICE PRODUCTS
Michael Risso 1946
Eastern Region President
Jay Mutschler 1952
Central Region President
Gary Gonsalves 1957
Western Region President
Peter Ventress 1960
President Canada

SPECIALTY BUSINESS
Paul Jarvie 1952
President ASAP Software
Brian Kaplan 1959
President Imaging and Computer Graphics Supplies
Rich Egan 1954
President Document & Print Management
Dennis Multack 1947
President Promotional Marketing

OFFICE PRODUCTS EUROPE
Rudi de Becker 1946
President
Peter van Alem 1952
Financial Director
Ruud Majenburg 1959
Regional President

OFFICE PRODUCTS AUSTRALIA
Grant Harrod 1962
President
Grant Logan 1952
CFO

GRAPHIC SYSTEMS
Carl Thomas 1947
President
Gerhard Nijhuis 1949
Financial Director


Buhrmann

Global reach, local touch. To serve major businesses and institutions,
our distribution infrastructure covers
North America, Europe and Australia / New Zealand.

LETTER FROM THE PRESIDENT AND CEO

STRENGTHEN, FOCUS, AND BUILD

OUR MAIN ACCOMPLISHMENT IN 2003 WAS TO STRENGTHEN OUR COMPANY BY THE COMPLETION OF A MAJOR RESTRUCTURING PROGRAMME, WHILE SIGNIFICANT DEBT REDUCTION WAS ACHIEVED DUE TO STRONG CASH FLOW GENERATION AND DIVESTMENT OF THE PAPER MERCHANTING DIVISION.

We faced difficult market conditions that restricted the growth of our business. Therefore, we focused on restructuring our office products operations, we strengthened our management teams, and we modified our sales and marketing strategies. Ongoing investments were made in technology and the launch of our global sourcing and private label initiatives. In addition, we divested our Paper Merchanting Division and refinanced the Company, taking a major step to a more flexible capital structure.

As a result of our actions, we are optimistic about our prospects for value creation in 2004. We are well positioned to benefit from an economic recovery when it occurs.

ENABLING OUR CUSTOMERS

Buhrmann aspires to be the world's leading distributor of office products to businesses and institutions. Our highly advanced and efficient proprietary distribution infrastructure enables us to reduce our customers' procurement costs and to make it easier for them to do business locally and globally.

THE DIRECT DISTRIBUTION ADVANTAGE

We believe our exclusive business-to-business (B2B) direct distribution approach is the right strategy for us, particularly given the significant growth and migration of purchases and transactions to eCommerce applications and reliance on company ERP (Enterprise Resource Planning) systems. Furthermore, it allows us to change our focus from a pure product offering to a supply chain systems and distribution infrastructure perspective. Selling office products through retail outlets is a different business model. It requires different service concepts, competes with other retail chains in saturated markets, involves high lease and maintenance commitments and significantly higher levels of inventory. We offer more efficient procurement solutions, coupled with superior service (including next-day delivery and a tenured workforce), enabling our customers to increase the productivity of their organisations. We believe this approach delivers greater value to both our customers and our shareholders.

MARKET GROWTH LINKED TO NUMBER OF WHITE-COLLAR EMPLOYEES



Year-on-year growth in the number of us white-collar jobs (%)
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan
1981-1984
1990-1993

OUR VISION

A number of core principles guide our strategic vision:

- A 'best in class' distribution infrastructure with a broad geographic scope.
- The relentless pursuit of superior customer service.
- To be a single-source supplier offering a wide range of high quality products.
- Technological leadership, including significant eCommerce expertise.
- Dedicated, results-driven and experienced employees.
- Commitment to the highest ethical, corporate governance and social responsibility standards and practices.

The markets we target are those in developed countries with a high Gross Domestic Product (GDP) per capita. We do not pursue manufacturing and retailing activities, as we operate as a distributor with a business-to-business specialisation. In selecting areas of operation, we focus particularly on markets with the following attributes:

- A large number of suppliers with a wide variety of products that require our product assortment consolidation services.
- A broad spread and a large number of customers, resulting in a relatively low concentration of business per customer.
- The opportunity to deliver appreciable added value to both our suppliers and customers through our distribution services functions.
- The potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

Creating leading positions in these markets enables us to capitalise on our considerable scale advantages and cost efficiencies. Accordingly, we strive to be the world's leading supplier of office products to businesses and institutions.

CHALLENGES AND ACHIEVEMENTS

Personnel reductions and lower spend on office supplies per employee continued across our customer base in 2003. Especially for large account customers, which we serve primarily in our key markets, such as the United States, Germany, and the Netherlands, we experienced reduced demand for office products from existing customers. Our UK business was impacted by organisational disruption, leading to a decline in sales. In Australia and New Zealand, Canada, and in most other European countries we continued to grow. This is primarily attributable to increased sales to small and medium-sized businesses. Even in the face of difficult market conditions in our major markets, most Buhrmann businesses increased market share within our core large and strategic account customer base, endorsing the value proposition we offer. However, this did not compensate for the overall reduction in demand for office products. Sales for 2003 totalled EUR 8.1 billion, decreasing by 5% organically. Excluding the revenues from the divested Paper Merchanting Division sales for 2003 amounted to EUR 5.8 billion, decreasing by 4% organically.

Operating result before amortisation and impairment of goodwill totalled EUR 276 million, and excluding exceptional items amounted to EUR 225 million (2002: EUR 342 million). Including exceptional items (a.o. the payment of a claim awarded to Buhrmann, the proceeds from the sale of the Paper Merchanting Division, the effect

OFFICE PRODUCTS SALES AS % OF TOTAL SALES


100%
80%
60%
40%
20%
0%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003*
* Excluding Paper Merchanting Division

STEADILY DECLINING NET DEBT


2,500
2,000
1,500
1,000
500
in millions of euro
Debt reduction EUR 899 mln
2,160
2,183
2,004
1,893
1,900
1,735
1,636
1,548
1,498
1,793
1,576
1,731
1,640
1,627
1,564
1,496
1,455
1,426
At fixed rates
debt reduction
EUR 728 mln
836
Actual rates
Fixed Rates EUR/USD 1.26,
EUR/GBP 0.70
Q3
2001
Q4
Q1
2002
Q2
Q3
Q4
Q1
2003
Q2
Q3
Q4

of the refinancing, and an impairment charge) the net result for 2003 was a loss of EUR 132 million (2002: loss of EUR 588 million).

DRIVING EFFICIENCY

In response to these market conditions we have, through a number of actions, transformed our operations. Our global office products business, mainly operating under the name of Corporate Express, made great progress optimising operations. Our North American office supplies business completed streamlining its operations and centralising back-office functions improving labour productivity by more than 10% in 2003. It will now embark on an enhanced sales and marketing strategy.

Our European office products operations were strengthened by the appointment of several new national management teams, reduced personnel numbers and further aligned their infrastructure.

Our operations in Australia and New Zealand continued to expand geographic coverage and multiple lines of business through selective acquisitions.

We continued to invest in IT as a competitive advantage to strengthen our sales and marketing approach and enhance customer experience while helping them take cost out of their procurement process. In addition, IT investments drive operational efficiencies, fostering a more efficient internal administrative and operational service.

GROWTH CAMPAIGN

In our major markets, Corporate Express has achieved its prominent market positions by focusing on large institutions and international businesses as its core customer base. In other markets we serve predominantly small and medium-sized businesses. A key strategy going forward is to target the mid-market segment more aggressively, while continuing to grow our position in the large and strategic account market.

Because of our high operational leverage, our profitability is relatively sensitive to small changes in office products demand. As a consequence, our strategy is multi-faceted including the expansion of the number of product categories as a primary tool to increase sales. Corporate Express customers will be offered an ever-widening choice of office products and other business consumables. Facilities and breakroom products are the most current manifestation of this strategy, achieving significant sales growth in 2003.

Margins enhancement initiatives, like our Global Sourcing and Private Label Programmes, are expected to have a positive impact on our results across the organisation.

GRAPHIC SYSTEMS

Buhrmann's provenance is in the European graphical market. Today our Graphic Systems Division is a leading supplier of printing equipment and related supplies and services to commercial printers in six European countries. In contrast to office products, printing equipment is a capital investment. The Division's performance in 2003 followed the long-term investment curve and sales for 2003 amounted to EUR 0.4 billion. Our strategy to counter cyclical fluctuations is to increase revenue from selling services, supplies, and spare parts to customers ('Triple S'), now generating 38% of all revenue from these transactions.

INCREASING OUR FOCUS

Buhrmann divested its Paper Merchanting Division in 2003. When a buyer showed, unexpectedly, a willingness to make an attractive offer, the transaction facilitated a substantial reduction in our net debt. This enabled us to focus our attention on the office products business. We are convinced that the office products market offers the most attractive growth opportunities, a high profit margin, and a good return on capital employed. The transaction consideration with regard to the divestment of the Paper Merchanting Division (on a cash-free and debt-free basis) amounted to EUR 706 million.

FINANCIAL FLEXIBILITY

Our financial situation improved considerably during 2003 with a reduced debt level and a complete refinancing of the Group. At the end of 2003, Buhrmann's total interest-bearing debt amounted to EUR 836 million, compared to EUR 1,735 million at the end of the previous year. In view of the relatively high financing costs in relation to the company's earnings performance, debt reduction was given the highest priority. The available cash flow was maximised through further stringent working capital management.

The changed composition of the Group and the composition of the debt portfolio gave rise to an in-depth and favourable revision of Buhrmann's financing structure. Particular attention was given to optimising the duration and the composition of the debt portfolio, to match the requirements of the Group going forward. The reduced debt level and the favourable capital market environment allowed us to refinance the Group's credit facility and issue convertible bonds. In addition, the new credit facility enhances the flexibility in our operational and financial activities.

FUTURE GROWTH

Going forward, we are well positioned to leverage our technology-driven infrastructure to deliver sustainable profit growth. A recovery in white-collar employment in North America should increase demand in our customer base, while we strive to gain market share.

Sales will be driven through a focused marketing and sales approach across the large and strategic account and the mid-market segments using an integrated marketing approach for each individual segment. Expanding the single-source supplier concept we offer our customers will also help to drive sales. Higher margins will be targeted with global sourcing to increase our purchasing power, and by expanding the private label brands we offer to customers.

OUR PEOPLE

Despite tough economic times our dedicated and results-driven staff have persevered and continued to develop our business. Therefore, we would like to pay tribute to our world-class employee base. We look forward to working with them to carry us forward and achieve our objectives.

ON BEHALF OF THE EXECUTIVE BOARD,

FRANS KOFFRIE
PRESIDENT AND CEO



Leveraging the Corporate Express infrastructure by selling multiple product categories, related to traditional office products, is a key strategy to increase sales.

OUR STRATEGY

SINGLE-SOURCE SUPPLIER

WE BELIEVE OUR PLATFORM FOR SUCCESS IS THE INFRASTRUCTURE WE HAVE CREATED, AIMED AT SPECIFIC LONG-TERM DEVELOPMENTS IN OUR MARKETS.

This platform is built around the concept that increasingly customers are looking for ways to reduce their total procurement costs. This includes balancing the number of suppliers, thereby consolidating purchasing power and eliminating the internal costs associated with multiple invoices and billing, non-standardised ordering procedures and inconsistent service levels and product availability. Since most products are generally already competitively priced, the most effective way for our customers to reduce the overall cost is process cost reduction. We aim to meet these requirements by offering a wide range of product categories to our customers, while leveraging our infrastructure. This is often referred to as the 'single-source supplier' model.

EXTENDED PRODUCT LINES

Leveraging our infrastructure by selling multiple product categories, related to traditional office products, is a key strategy to increase sales.

Currently our product assortment includes:
- Office supplies including paper, pens and filing systems.
- Furniture, such as: office desks, chairs and filing cabinets.
- Consumable computer products, such as toner and inkjet cartridges, magnetic media products, CDs and diskettes.
- Facilities & breakroom supplies, including janitorial and safety products.
- Desktop software.
- Printers, copiers, fax machines, and other document management equipment.
- Imaging and computer graphic supplies.
- Print and forms management services.
- Promotional marketing, customised corporate incentives and gifts.

New categories of products enable us to increase sales to existing customers, stimulate cross-selling and reinforce our single-source supplier credentials.

GLOBAL REACH, LOCAL TOUCH

To serve major businesses and institutions both globally and locally, it is essential that our distribution infrastructure covers our markets in North America, Europe, Australia and New Zealand. In North America, for example, there are more than 200 facilities including 38 distribution centres and a fleet of 1,400 dedicated vehicles providing next-day delivery to businesses. Europe operates a combination of owned and third-party vehicles from 114 sales offices and 20 distribution centres. The Australian and New Zealand markets are served by 49 sales and distribution facilities. In order to optimise our local deliveries, our distribution centres use advanced management systems and apply state-of-the-art logistics technology, including wireless communication, and scanning technologies for accuracy

THE SINGLE-SOURCE SUPPLIER CONCEPT

Reducing the number of suppliers is a common way for organisations to increase efficiency. Corporate Express's vision is to be a single-source supplier for business consumables. Our infrastructure allows us to aggregate a wide variety of products that we can buy in bulk, keep in stock (so our customers do not have to), and deliver on-demand.
We sell almost everything for the office environment: from furniture and cleaning products to promotional items and document management systems. Our customers can order from about 50,000 products on our list, and we are one of the world's largest distributors of desktop computer software. In combination with our on-line ordering solutions we enable our customers to further streamline the procurement process. Ordering from one supplier through one platform, and pay through one invoice saves valuable time and money. We call it 'the power of one'.





and efficiency. Our advanced logistic network has been improved even further by the move to new facilities and renovation of existing warehouses in order to rationalise floor space and technology.

FAST AND COST EFFICIENT THROUGH TECHNOLOGY

We are committed to improving business practices for internal process efficiencies as well as to achieve integration with our customers and suppliers to enhance their self-service capabilities by using sophisticated IT applications.
From centralising operational activities to substantially reducing inventory levels, IT systems continue to drive down our cost base and that of our customers.

THE WEB IS THE WAY

The most popular way to purchase office products is through eCommerce applications. Internet orders account for over 30% of our global office products sales, representing an annual run-rate of EUR 1.7 billion.
Our Internet sites are evolving from order capture into customer self-service application tools allowing individual employees to order office products directly from their own desktop. Large customers are typically offered a customised on-line catalogue. The products displayed are pre-selected and contract priced. In our most advanced systems, once the order is placed, customers can check the order status on-line, verify the invoice, and be informed when delivery is completed. The invoices are automatically charged to the relevant cost centres.

HOW ORDERS ARE RECEIVED AT CORPORATE EXPRESS IN THE USA


OTHER
6%
INTERNET
(E-WAY®)
43%
PHONE
16%
EDI + IB2B
17%

Excluding some furniture and other products that cannot be procured through eCommerce means.

We are encouraging customers to adopt these eCommerce applications as their standard purchasing tools. The benefits are mutual: a more cost effective process with significantly more choice, and better information and services to the customer.



REBALANCING OUR CUSTOMER-BASE

The core customer-base for our office product operations in our major geographical markets is composed of mostly large businesses and institutions, often companies and public sector organisations with thousands of employees spread over multiple locations. This segment of the market represents approximately 80% of our total sales. Small and medium-sized companies account for the remainder of our total office products sales. Our ambition is to rebalance our overall customer base across different market segments, and to utilize more fully the capacity of our distribution infrastructure. A more focused sales organisation with dedicated sales teams in every geographic region and a segmented marketing strategy will drive future sales.

MULTIPLE TOUCH POINT STRATEGY

Our primary tool for marketing products and services through our direct sales forces is our catalogue – both printed and on-line. Unique customer dynamics demand an additional tailored approach by market segment for successful sales and more effective customer service. This approach includes customised catalogues, Internet-based ordering, direct mail, telesales, email and direct sales aiming to 'touch' our customers at multiple points with the frequency best appreciated by them, as well as our ability to offer them special promotions.

MARKET SEGMENTATION


Number of employees
STRATEGIC
> 1,000
LARGE
> 100
15 - 100
SMALL OFFICE / HOME OFFICE (SOHO)
< 15

eCommerce

The most expensive way to buy office supplies is to send someone out to a store. Store prices are less competitive, but the time it takes is likely to cost a business more than the value of the goods bought. No wonder organisations are switching to Internet ordering. Office products are not a strategic purchase, which makes them an ideal category of products for companies to experiment with and seek the best procurement solution. Five years ago we began exploring eBusiness as a sales channel and have since invested millions in developing our strategy and systems. Today over 30% of our global office supplies sales are received via the Internet, and it is still growing.
There are primarily three types of electronic commerce used by our customers:

- Internet Ordering: order capture through a dedicated Corporate Express website (e.g., E-Way® in North America).
- EDI/XML Integrations: a direct connection between Corporate Express and its customers to enable electronic communication via EDI- and XML-based standards.
- eProcurement Market Sites: a direct connection between Corporate Express and 'Third Party' organisations which enables electronic ordering for those customers associated with those Third Parties/Market Sites.

Over the past five years we have developed dedicated eBusiness solutions to meet the specific needs of various types of organisations. The many successes we have achieved in this area are clearly demonstrated by the rapidly growing conversion of customers ordering on-line and recognised as such by a great number of IT, industry and customer awards.



Building Brand Awareness

Our Corporate Express brand strategy is to increase the number of high-quality private label products we offer our customers. Branding high-quality products with a Corporate Express private label has three benefits:

- Quality price ratio: we can offer customers high-quality products at an advantageous price position relative to manufacturer-branded products.
- Margin enhancement: our ability to source high-quality products by high-volume purchasing enables us to improve our absolute gross margin.
- Brand recognition: using Corporate Express branding to package the millions of private label items delivered every year to customers raises brand awareness.

TEAMING UP WITH SUPPLIERS

Our office products distribution activities are continuing to move towards global supplier relationships. Progress is being made to align purchasing strategies and the exchange of information across our major markets. The aim is to identify and develop partnerships with key suppliers on a global basis to the mutual benefit of our customers, our suppliers and our shareholders.

DRIVING SHAREHOLDER VALUE

Our focus on the business market, and the migration of business customers to eCommerce, supports our commitment to the B2B direct distribution channel. Our advanced, technology-driven infrastructure and the sales strategies outlined above offer our customers of today and tomorrow one of the most effective means to procure office products and business consumables in the world. As we leverage our infrastructure and expand our customer base, we strengthen our strategic framework for sustainable shareholder value creation.


Our award-winning logistical infrastructure continues to set the industry benchmark for efficiency. Virtually all orders are delivered correctly the first time.

OUR BUSINESS

MORE EFFICIENT, MORE PRODUCTS, MORE COMPETITIVE

OFFICE PRODUCTS NORTH AMERICA

The Office Products North America Division maintained its leadership as a full-service distributor of office products and related services to businesses and institutions in the United States and Canada. The Mexican market is covered via a partnership. The Division employs approximately 11,000 staff including 2,500 sales representatives, and operates in over 200 locations across North America. Its office products activities include the main office supplies distribution businesses and a number of separate 'specialty businesses' mostly operating under the trade name of Corporate Express. These companies are specialised in promotional items, document management and printing services, and imaging and computer graphic supplies. Also part of the Specialty Business Group within Corporate Express North America is ASAP Software.
Our core customer-base (approximately 80% of sales) consists of strategic and large accounts, and includes hundreds of Fortune 1000 businesses, healthcare and governmental organisations. The balance is sold to small and medium-sized enterprises (SME).

Sales of the Office Products North America Division for 2003 amounted to USD 4.5 billion. Organically sales decreased by 3%. Excluding specialties as software, forms and promotional marketing, office supplies sales decreased by 1% organically.

OFFICE SUPPLIES

In 2003, we finalised our restructuring programmes announced in December 2002. Ongoing cost savings have been made in centralizing and right-sizing the operation. Back-office functions have been harmonised and were brought together to a large extent in one shared service centre. Since early 2003, ISIS®, the modern enterprise-wide modular information system, is fully deployed throughout the United States (with the exception of Alaska). For the operations in Canada, a similar system is in place.

Key figures Office Products North America

x EUR million	2003	2002	▲ in EUR	▲ at constant rates
Net sales	3,939	4,931	-20%	-6%
EBITAE	159	197	-19%	-5%
Average capital employed	679.6	937.0	-28%	-14%
Return on sales (ROS)*	4.0%	4.0%		
Return on average capital employed (ROCE)*	23.4%	21.0%		
Number of employees	10,775	12,211		



5,220
4,704
4,931
3,939
1,602
1999 2000 2001 2002 2003

OFFICE PRODUCTS
NORTH AMERICA



333
242
197
159
60
1999 2000 2001 2002 2003

OFFICE PRODUCTS
NORTH AMERICA



INFRASTRUCTURE

Our award-winning logistical infrastructure continues to set the industry benchmark for efficiency. Virtually all orders are delivered correctly the first time.

To fulfil our customer next-day delivery promise, we operate a fleet of 1,400 dedicated vehicles. In 2003 we opened new distribution facilities in Hanover (Maryland), Idaho Falls (Idaho) and in the Canadian cities Winnipeg (Saskatchewan) and Dartmouth (Nova Scotia).


37.1%
21.1%
23.4%
21.0%
23.4%
1999
2000
2001
2002
2003

OFFICE PRODUCTS
NORTH AMERICA



Mixing centres, facilities for receiving bulk consignments from suppliers that are broken down and redistributed to regional distribution centres will be initiated early in 2004. Another important new process to be implemented in the logistics environment in 2004 is the next generation mobile proof of delivery (POD) signature capture technology, which aims to reduce time in tracking deliveries.

TECHNOLOGY

After extensive development, the roll-out of our strategic IT initiative ISIS® was completed early in 2003. From a customer perspective, it offers seamless order capture, order management and order fulfilment on a consistent platform across the continental U.S. office products operations and ensures data security and integrity. In 2004, we will continue extending this technology to suppliers with enhanced functionality of our B2B model and through additional self-service capabilities such as supplier collaboration and reporting.

Our award-winning proprietary eCommerce ordering system, E-Way®, has been enhanced to offer customers more self-service features. Customers can now check their order status, and receive email notification of delivery.

A new training and help facility makes electronic ordering easy for customers who are new to purchasing on the Internet. Customers ordering products will now have complementary products recommended to them – for example if a customer orders writing paper, the system will ask him or her if he or she also needs envelopes.

CUSTOMER SATISFACTION

A Customer Care Organisation was created to ensure that every customer receives a superior customer experience working with Corporate Express. A dedicated customer care manager monitors the level of customer satisfaction across all aspects of each customer's experience, from next-day delivery, to managing purchasing controls, and having one point of contact and one invoice. In a recent customer survey, thousands of respondents across the U.S. consistently gave Corporate Express unsurpassed marks for customer satisfaction.

MARKETING & SALES

We made important investments in sales and marketing personnel and database systems in 2003. In addition, considerable planning was completed for a segmented marketing and sales approach. Our new approach will use database marketing techniques as part of an integrated sales effort utilising direct sales, telemarketing sales, direct mail, email, and other communication tools to optimise customer contacts.

The sales organisation has been reorganised to create separate dedicated sales teams for the small and medium-sized enterprise market segment. This market segment is estimated to represent about USD 25 billion in annual sales. With regard to the strategic and large account market, estimated to represent approximately USD 30 billion in annual sales, our newly reorganised strategic sales organisation will drive sales conversion, penetration and retention across product lines with large and strategic accounts.

In addition to our core market of large corporations, vertical markets continue to play a key role in the Office Products North America Division's success. Our growing expertise and reputation in healthcare and government segments provide a great opportunity for growth. Corporate Express is the only supplier to achieve preferred supplier status with all six industry Group Purchasing Organisations in the health care sector. Federal Government is another vertical market where we have achieved a high penetration and continue to grow. Federal Agencies awarded blanket purchase agreements to Corporate Express, leading to significant opportunities in office products, computer imaging supplies and computer software titles sales.

Another key initiative in the area of marketing and sales concerns the furniture business. Here dedicated sales teams will embark on a new approach. Corporate Express is segmenting the furniture business into transactional and value-added components with separate selling strategies. The transactional furniture segment (i.e. off-the-shelf products that do not involve consultation services) is targeted at medium-sized businesses and consists of desks, chairs and file business represented through our catalogue and other merchandising programmes. The value-added furniture segment is for project business needing services such as design, project management and installation and targets the strategic and large market as well as medium-sized business projects.

PRODUCT LINE EXPANSION

Symbolic of Corporate Express' continued commitment to customer service and our full integration is One Shop Express®. This new service links our Office Products, Furniture, Imaging and Computer Supplies, Document and Print Management, Promotional Marketing and ASAP Software businesses and allows customers to order multiple product lines through one Internet site.



If required, they can receive for instance consolidated reporting and one invoice. One Shop Express® is a unique service, a seamless customer experience that demonstrates the effectiveness of our IT and logistics infrastructure. Facilities and breakroom supplies is the latest category of products Corporate Express offers to customers in North America. Utilising our existing advanced distribution infrastructure and our value added services, this segment offers significant growth potential alongside the traditional office products assortment. This allows us to leverage our existing infrastructure, while additional working capital requirements will be restricted through diligent active inventory management. Our extended offering of facility and breakroom supplies has been developed into a new, very promising product category.

GLOBAL SOURCING

Corporate Express North America is pursuing various global sourcing initiatives. First of all we identify key suppliers to form a partnership on a global basis in order to maximise our purchasing power. Secondly, the private label programme is being expanded, which should lead to increased sourcing potential. In 2004 we expect to offer customers in North America a significant number of Corporate Express branded items.


3M
Palmolive

ASAP SOFTWARE

Corporate Express has become a leading provider of desktop software to organisations through its subsidiary, ASAP Software, INC. Together with its partners, ASAP helps its clients purchase, manage and deploy software solutions and volume licensing programmes.

ASAP operates from a network of sales centres located in North America and Europe, with headquarters in suburban Chicago and Paris, France. As a single-source for PC software and hardware required by business and government, ASAP employs a team of highly trained account managers, a global eBusiness solution, and a comprehensive portfolio of services. At the heart of ASAP's value proposition is a core capability in software asset management, including an innovative solution called ASAP eSMART™.

We plan to expand by gaining market share in the segment of small and medium-sized organisations and by penetrating new geographic markets, mostly in Europe. The company will further enhance its technology leadership by integrating its systems into a single world-wide application, introducing an enhanced eBusiness capability into new markets, and expanding the scope of its offering of management tools for monitoring software installation, utilisation and licensing ('asset management').

CONCLUSION

After a period of going through integrations and restructurings Corporate Express North America will now be fully focused on leveraging its strong market position. The best-in-class infrastructure and IT systems are providing a seamless experience to customers. Marketing and sales programmes are underway to fully exploit that capability across multiple market segments. With a broad product line, an expanded product offering, a refocused strategic accounts sales organisation and tools like One Shop Express®, Corporate Express delivers one of the best single-source supplier concepts in office supplies and related products to businesses across America, and their offices around the world.

CORPORATE EXPRESS NORTH AMERICA: AWARDS & RECOGNITION IN 2003

'INFORMATIONWEEK 500'
The InformationWeek 500 is a prestigious listing of the most innovative users of information technology (IT) in the United States. Companies named to this list demonstrate a pattern of technological, procedural, and organisational innovation. Corporate Express was ranked No. 142 out of 500 companies.

'CIO 100'
Corporate Express was named to the CIO 100, a listing of 100 companies in CIO Magazine that are recognised for their Information System strengths. As part of the CIO 100, Corporate Express was recognised for strengths in asset management, staffing/sourcing, and value/governance.

'CATALOG AGE 100'
The Catalog Age 100 is an annual listing of the top 100 U.S. catalogers. Corporate Express was ranked #4 on the list, and applauded for offering more than 13,000 products in its Office and Computer Products Sourcebook. Furthermore, Corporate Express was ranked higher than any of its direct competitors.

'UNITED TECHNOLOGIES SUPPLIER DIVERSITY INNOVATOR OF THE YEAR AWARD'
Corporate Express received this award for the Company's exemplary performance, customer service and overall partnering with United Technologies Corp. and its divisions. United Technologies is a diversified company that provides high technology products and services to the building systems and aerospace industries worldwide.

iSOURCE
'TOP 100 COMPANIES'
The iSOURCE BUSINESS Magazine iSource 100 is a listing of enabling and consulting organisations with innovative enterprise wide supply and demand chain solutions. Companies are selected for inclusion in the iSource 100 based on their ability to demonstrate: 1) continuing pursuit for research and development success with its product(s), 2) a comprehensive, end-to-end solution, and 3) a clear solutions development roadmap for its customers.

BUSINESS MARKETING ASSOCIATION
BMA GOLD KEY AWARDS – 2003
The Gold Key Awards spotlight the best marketing campaigns in Colorado and honour the agencies, companies, and individuals who create them. Corporate Express won a Silver Gold Key Award for its 2003 Business Furniture Sourcebook in the Product or Service Catalog category and a Silver Gold Key Award for the E-Way® logo in the Product Identity category.

'AIIM CONTENT MANAGEMENT BEST PRACTICES AWARD'
The AIIM Content Management Best Practices Award was established to



recognise innovative applications of document and/or process management technologies to solve critical business requirements. As part of the award, Corporate Express was recognised for its successful deployment of the Documentum ECM platform.

APPLICATION DEVELOPMENT TRENDS
'INNOVATOR AWARDS'
Application Development Trend's editors and a team of experts from Boston consulting firm Keane INC. voted on the industry's greatest innovators. Corporate Express was commended for the Company's expertise in eBusiness application development, specifically the growth of E-Way® over the past year.

BUILDING A BRAND THAT DELIVERS

OFFICE PRODUCTS EUROPE

The Office Products Europe Division continued its harmonisation of its business model and the integration of international account management to strengthen its position as a full-service distributor of office products and related services to businesses and institutions in Europe. It employs approximately 3,900 staff, and operates from 134 locations in twelve countries across Europe. In addition, partnerships in another seven countries are being operated. Most of the European businesses operate under the trade name Corporate Express.

In Germany, the Benelux and the United Kingdom we have a strong presence in the strategic and large account customer segment of the market. Our customer base includes many of the leading stock-listed companies, large private businesses and governmental organisations. In most of the other countries, the largest part of our business is generated in the mid-market segment.

Corporate Express Europe's sales for 2003 amounted to EUR 1.0 billion. Organically a decline of 9% was posted.

Our smaller operations in Europe recorded positive growth on average. This performance could not compensate for the reduced sales in our major markets, Germany, the Benelux and the United Kingdom. These three markets account for 75% of the European Division's sales.

In Germany and the Netherlands the economic environment has resulted in personnel rationalisations, particularly by large organisations, and general cost reduction initiatives in both business and governmental organisations.
The United Kingdom, although a more buoyant economy than the large Eurozone countries, has also seen significant reductions in staff in large organisations, often as a preventative measure. In addition, organisational issues had a significant disruptive effect on our sales.

We continued to streamline our organisation in 2003, following the integration of operations during 2002. Cost savings have been made by right-sizing the organisation, a direct response to the reduction in overall customer spend.

Key figures Office Products Europe & Australia

x EUR million	2003	2002	▲ in EUR	▲ at constant rates
Net sales	1,479	1,540	-4%	-3%
EBITAE	45	64	-30%	-31%
Average capital employed	191.4	212.1	-10%	-9%
Return on sales (ROS)*	3.0%	4.2%		
Return on average capital employed (ROCE)*	23.4%	30.2%		
Number of employees	5,873	6,023		


754
1,330
1,496
1,540
1,479
1999
2000
2001
2002
2003

OFFICE PRODUCTS EUROPE & AUSTRALIA NET SALES


27
41
52
64
45
1999
2000
2001
2002
2003

OFFICE PRODUCTS EUROPE & AUSTRALIA OPERATING RESULT (EBITAE)

PRIVATE BRAND

Corporate Express has always recognized the opportunity of proprietary brands, particularly brand awareness. In the past we ran localized strategies for each geographic market. In 2003, we aligned our value propositions and launched a new Corporate Express branded range of premium quality business essentials. The Office Products Europe Division has led the new initiative with a range of 1,100 products ranging from paper to computer supplies and basic stationery products. Sales of Corporate Express branded products already represent 20% of the total sales of our Office Products Europe Division. North America will follow with its own packaged range representing the same value proposition: increased choice (just like supermarkets offer) and same quality as manufacturer brands offered at competitive price.


Corporate Express

Headcount has been reduced and we have continued to strengthen management and sales.

LOGISTICAL INFRASTRUCTURE

We operate a combination of Corporate Express owned vehicles and third party vehicles to achieve our next-day delivery promise. The continuous investment in logistics infrastructure is illustrated by the opening of our new distribution centre in Almere, the Netherlands, serving the entire Benelux market. The lay-out combined with various applied technologies enables this facility to be the most efficient of its kind in Europe. In addition, we opened several new breakpoint facilities in France and modernised a facility in the vicinity of Milan, Italy.

TECHNOLOGY

ExpressNet®, the Divisions' proprietary eCommerce ordering system, has been enhanced to offer multiple levels of service to customers. Four packages that will be launched during 2004 will offer varying levels of features and integration solutions tailored to each market segment:

- ExpressConnect® for strategic and large accounts, a software solution that interfaces with customer systems, delivering 100% data integration.
- ExpressProcure® for large organisations, an eProcurement service that offers on-line supply chain management tools.
- ExpressOrder® for the medium-sized companies, an easy to use Internet-based ordering system.
- ExpressDirect®, an open web shop for small businesses.


23.9%
17.5%
23.4%
30.2%
23.4%
1999
2000
2001
2002
2003

OFFICE PRODUCTS
EUROPE & AUSTRALIA

LAY-OUT NEW FACILITY IN ALMERE (THE NETHERLANDS)


BULK STORAGE
FULL-CASE PICKING
ITEM PICKING
SORTER
SHIPPING DOCKS


Corporate Express
Inkjet Photo Paper
Corporate Express
Toner Cartridge
Corporate Express
Inkjet Photo Card
Office Paper
Corporate Express
Premium Paper
Gel Wri

Another development is the Product File Master, a common product database for the European office products operations. In Europe, due to differentiation in habits, traditions and historical supply, the operating company in each country often still offers a unique product range to its customers. The Product File Master will identify a product via its EAN code, which is unique, making it possible to track and communicate across the process with the same identification. This is a prerequisite for harmonising product assortments if possible and identifying similar items. This is essential for our Group global sourcing initiative. In addition it enables us to compile tailored eCatalogues easily and efficiently.

MARKETING & SALES

Additional investments were made in sales and marketing personnel and systems. In each national market we follow a segmented marketing and sales strategy. We operate through dedicated sales teams that are focusing on the large and the mid-market respectively. In the smaller national markets in Europe, Corporate Express achieved significant success in the mid-market, applying dedicated marketing strategies and promotional materials. The objective is to repeat this performance in the larger markets of Germany, the United Kingdom and the Netherlands.

PRODUCT LINE EXPANSION

Following the successful example of Corporate Express Australia as a single-source supplier we are expanding our products and services offering in several European countries with additional maintenance, repair, and operational products for the office market. Selling these product line extensions to our existing customer-base represents attractive opportunities for profitable growth.

DISTRIBUTION TECHNOLOGY

Delivering orders within 24 hours to thousands of offices across the world requires an extraordinary distribution system. Technology is the foundation. It connects the customers' systems to the distribution centres to the vehicles. And it guarantees the integrity of the data as information streams across the system. Buhrmann has invested considerable resources in technology. It has enabled us to build a more efficient system that operates fewer distribution facilities. For example: while our operations in North America have full nation-wide coverage, we managed to reduce the number of distribution centres by optimising our network of local 'breakpoints'. Today we have 38 strategically located warehouses, versus 54 two years ago, while we are still able to reach 80% of our customers within a 5 hour drive. It is also advanced enough to integrate with customer purchasing



PRIVATE BRAND

A completely new private label offering was launched in 2003. The new range offers customers consistent product quality and price strategy in every market in Europe. Over 1,100 products have been branded as Corporate Express, with more planned for 2004. Sales of products offered under our private brand accounted for approximately 20% of our office supplies sales. We expect that this share will increase over the next years.

CONCLUSION

With integration behind us, Corporate Express Europe is ready to strive for leadership in Europe. Significant opportunities exist to gain market share in every national market, both with our large account customer base and the mid-market. Our segmented marketing and sales strategies will leverage the European market's best-in-class infrastructure and IT systems. This will enable us to offer our customers a superior relationship for their office products procurement with a growing single-source opportunity. European businesses and institutions can expect a service as valued and efficient as those we serve in North America and Australia.



OUR BUSINESS

COVERING THE MARKET TO GET CLOSER TO CUSTOMERS

OFFICE PRODUCTS AUSTRALIA

The Office Products Australia Division is the leading full-service distributor of office products and related services to businesses and institutions in Australia. Buhrmann owns 52% of the shares of Corporate Express Australia LTD. The remaining 48% are quoted on the Australian Stock Exchange (ASX).
It employs approximately 1,900 staff and operates in 49 locations in Australia and New Zealand. The Division accounts for 9% of Group sales, excluding the Paper Merchanting Division.

Corporate Express Australia's sales for 2003 amounted to AUD 897 million, a 18% increase over 2002. Sales growth was driven across all areas of the business, with continued uptake by customers in the company's single-source business model, expansion of its specialty categories and increased penetration into the mid- and small-market customers.



While large customer purchases of office products were flat or slightly declining in the period, the company more than offset this with the continued roll-out of its mid- and small-market sales strategy and increasing its customer share of wallet with the inclusion of its single-source specialty categories.

LOGISTICAL INFRASTRUCTURE

We are inherently part of our customers' supply chain, and it is critical that our infrastructure adds value to their processes. In Australia and New Zealand our policy is to deploy as close as possible to the customer in order to achieve our next-day delivery promise. To service new national accounts we have expanded our coverage from 29 locations to 49, through acquisitions and greenfield roll-outs. Having previously been capital city based, we now have branch locations throughout the whole of Australia and New Zealand.

TECHNOLOGY

The new generation of our proprietary eCommerce system, NetXpress®, was rolled out in 2003. All our product lines are available through the system, and today 56% of orders are received via eCommerce.
In addition we have invested in new warehouse management systems to improve inventory and order picking efficiency and accuracy, and continue to use technology to improve productivity and raise service levels.

MARKETING & SALES DIVISIONS

As in the other office products divisions, Corporate Express Australia has formed dedicated sales teams focusing on the large, mid-market and small customers respectively, each with tailor-made marketing strategies and promotional materials. The number of customer contacts will be increased through integrated sales and marketing strategies, and by utilizing database marketing direct sales, telemarketing sales, direct mail, email, and other communication tools.

PRODUCT LINE EXPANSION

Corporate Express Australia is the leading supplier of the single-source model in the Group, offering a wide range of product categories. We are growing our facilities and breakroom supplies, and business machine sales and services divisions both by acquisition and greenfield roll-out. The company is committed to develop the single-source model further by extending its product offering and fully deploying the current range of products in all locations.



PRIVATE LABEL

In line with the Group's margin enhancement strategy we offer our customers over 400 fast-moving products branded with the Corporate Express private label range. Our objective is to increase the penetration of private label sales in our assortment.

CONCLUSION

We continue to grow market share with our core customer base, confirming the added value of our infrastructure. This, in addition to a new segmented sales and marketing strategy, will increase the numbers of customers working with Corporate Express Australia. By continuing to leverage our infrastructure, by expanding the number of product lines we offer to our customers, and providing the option of more competitively priced private labels, we position Corporate Express Australia as the most convenient and efficient single-source distributor to the office in the region.

OUR BUSINESS

'TRIPLE S' STRATEGY PROVES ADDED VALUE

GRAPHIC SYSTEMS

The Graphic Systems Division is a leading supplier of printing equipment and related supplies and services to commercial printers in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. In these countries we are the authorised distributor for Heidelberger Druckmaschinen A.G., the world's largest manufacturer of printing equipment. The Division employs approximately 1,100 staff including highly trained sales and technical personnel. The Division accounts for 6% of Group sales, excluding the Paper Merchanting Division.

Because a substantial part of the Division's sales consists of capital goods, such as printing presses, the Division experiences more cyclicality in its results than Buhrmann's other divisions. Graphic Systems Division sales for 2003 amounted to EUR 0.4 billion. The 2003 organic decline of 21% was triggered by the effects that the economic environment and technological changes had on distribution of graphic systems. The sales decline correlates with the downturn in the investment cycle of the European graphic industry. However, by increasing the sales of services, supplies and spare parts (referred to as 'Triple S') helps the Division to enhance its resilience throughout the economic cycle.

BACKGROUND

The market for graphic systems is comprised of three elements:

- hardware, i.e. printing presses, pre-press, post press and finishing equipment;
- services, such as machine installation, configuration, staff training, repairs; and
- consumables, such as supplies and spare parts.

In order to make its operating results less cyclical, Buhrmann expanded its distribution activities in the field of consumables in the past few years. There is also an increasing emphasis on services to graphic businesses, such as training, maintenance and consultancy, as the high technological content of the printing presses requires expert support. The income from services, supplies and spare parts ('Triple S') has increased as a percentage of net sales over the last few years and now accounts for approximately 38 per cent of the Division's 2003 revenues.

Key figures Graphic Systems

x EUR million	**2003**	2002	▲ in EUR
Net sales	369	489	-25%
EBITAE	-12	23	
Average capital employed	126.3	121.9	3.6%
Return on sales (ROS)*	-3.2%	4.7%	
Return on average capital employed (ROCE)*	-9.5%	18.8%	
Number of employees	1,114	1,139	



528
556
565
489
369
1999
2000
2001
2002
2003

GRAPHIC SYSTEMS
NET SALES
IN MILLIONS OF EURO



45
50
38
23
-12
1999
2000
2001
2002
2003

GRAPHIC SYSTEMS
OPERATING RESULT (EBITAE)
IN MILLIONS OF EURO


LONG-TERM SALES DEVELOPMENT
in millions of euro
600
500
400
300
200
0
Sales
Trend
Linear
1982
1984
1986
1988
1990
1982
1992
1994
1996
1998
2000
2002
Correlation = 93%

LOGISTICAL INFRASTRUCTURE

Buhrmann companies currently maintain and service an installed machine base valued at approximately EUR 5.6 billion. We hold over 80,000 stock items in our spare parts warehouses, while we supply some 8,000 different consumables to commercial printers across Europe. Both consumables and spare parts are priority items for a printer as their absence can result in downtime. Our network consists of five major distribution centres, and we can guarantee next day delivery to all our customers in our markets.


51.4%
48.2%
31.9%
18.8%
-9.5%
1999
2000
2001
2002
2003

GRAPHIC SYSTEMS
ROCE EXCLUDING GOODWILL AND



TECHNOLOGY

Our eCommerce system was introduced in 2002, and completed in 2003. All our product lines (with the exception of machines) are available through the system, and today over 35% of supply sales result from orders received via eCommerce.

MARKETING & SALES

Our marketing strategy is to offer a total solution to printers. Our typical customer relationship starts by advising a commercial printer on purchasing a tailor-made printing press. Subsequently, we may also supply equipment for the pre-press production phase, as well as finishing systems. We order, assemble and install the equipment for our customers, provide training and knowledge transfer, and agree service contracts with them on an annual basis.

The Division sales representatives are highly trained specialists in graphical arts systems. Our customers require a true partnership relationship that relies on integrity over time. The quality of our advice and service has a significant effect on the profitability of our customers. Our primary sales drive remains in machines, while we continue to build on our 'Triple S' concept, increasing our spare parts, supplies and value-added services business.

CONCLUSION

In May 2004 the DRUPA exhibition will be taking place, Europe's largest trade show for the graphic arts industry. This trade fair takes place once every four years and in the past this fair has resulted in increased sales of printing equipment, because new technology is showcased or expected to be shown. An economic upturn is expected to have a significant impact on our Division's performance, while we will continue to build our 'Triple S' business.


ENVIRONMENTAL WAY

By adhering to high standards of health, safety, environmental sustainability, community responsibilities and ethical business practices, we aim to create value for shareholders, customers and employees.

OUR PRINCIPLES AND OUR PROGRESS

By adhering to high standards of health, safety, environmental sustainability, community responsibilities and ethical business practices, we aim to create value for shareholders, customers and employees. The full text of our 'Business Principles and Code of Ethics' can be downloaded from our corporate web site: www.buhrmann.com.

CODE OF CONDUCT

A comprehensive code of conduct has been in force within Buhrmann and its predecessor companies for well over a decade. As a continuation of this long-standing practice the current Business Principles and Code of Ethics was modified in June 2003.

This code of conduct concentrates on ethical behaviour, compliance with legal and regulatory standards, internal monitoring, and external reporting. Particular emphasis is put on health and safety issues, commitment to sustainable environmental behaviour, fair business conduct, the avoidance of conflicts of interest, community involvement, fair disclosure, 'whistle-blower' policy, and internal control.

For example, our operating companies require suppliers to ensure that products purchased are not manufactured by slave, indentured, prison, or child labour or in any manner contrary to standards of fair treatment. Included is the requirement that suppliers periodically visit and inspect production locations and require in all purchase arrangements that labour conditions will not reflect unfavourably on our business or the products to be sold and are not contrary to standards of fair treatment as generally recognised in destination countries. Independent certification by appropriate certifying entities is further required.

All Buhrmann staff are subject to the code of conduct and have a duty to report violations to the Company Secretary. It is clearly noted in our 'whistle-blower' policy that no retribution or retaliation shall be taken against any employee who has reported an alleged violation.

Buhrmann management – at all levels – is responsible,

ENVIRONMENTAL AWARENESS

In general researchers view us as a company that has relatively little impact on the environment, given the fact that we are not a manufacturer. Despite the fact that we are considered to be active in a low impact industry, we do provide unaudited environmental information upon request where relevant data is available. In witness of this, in this past year we have responded to questionnaires from various research firms, banks, investment advisers, fund managers, governments, and non-governmental organisations as well as numerous requests from customers.

Our guiding principle is to conduct business activities in a responsible manner that meets or exceeds all recognised standards for environmental issues. As such, we are implementing policies and practices to help better manage the environmental impacts of our products, services and supporting activities. In general we therefore adhere to the following principles:

- Ensure environmentally appropriate sourcing of the products we sell.
- Determine measurable objectives that promote continuous improvement toward pollution prevention.
- Conduct effective communication and training to maintain environmental protection.
- Communicate to employees and subcontractors that environmental protection is a condition of employment.
- Integrate environmental considerations, including identifying and controlling risks, into business decisions, plans and operations.
- Comply with all applicable legislation, regulations and relevant industry standards.

ENVIRONMENTAL PRODUCTS AND PROGRAMMES

We are active in environmental associations and place great emphasis on offering environmental products to customers. For example, in 2003 our North American Corporate Express operation participated in an industry-wide initiative, the Environmental Responsibility Task Force, to define industry environmental procurement

Express Europe operations are represented in The Environmental Standard for Office Supplies association (TESOS). This industry association promotes a proactive environmental sustainability policy throughout the entire sector, by providing clear, uniform, and standardised environmental information on a product level for all office products.

Corporate Express North America has worked extensively with our suppliers since 1991 to offer our customers a comprehensive line of EarthSaver® products. In catalogues, this symbol identifies products that contain recycled materials. Today approximately 2,700 products containing recycled materials are available through our sourcebook, representing over 20 per cent of our catalogue product offering.

One of our most successful customer initiatives is in toner and inkjet printer cartridge collection. Corporate Express North America conducts toner refill and disposal programmes for numerous contract clients. In 2003, Corporate Express North America encouraged customers to recycle over 225,000 inkjet cartridges.

Internally, environmental policies reduce energy use in our own office space, the materials we use for our promotional activities, and our employees are encouraged to adopt positive environmental practices in all of their everyday tasks.

In our warehouses software automatically selects the optimal size box or bag for every product shipment to eliminate waste. Whenever possible, factory cartons are used for full case shipments. Bags composed of 35 per cent recycled materials and envelopes are used for small items. Use of bags in the shipping process increased in 2003 and we continue to emphasise using fewer corrugated boxes and more bags in field operations.

CAREER AND PERSONAL DEVELOPMENT PROGRAMMES

We continue to focus on developing and retaining a high calibre workforce. For example, in Europe we have established a corporate educational programme, the Buhrmann Academy. Throughout 2003 the Academy offered a range of management training programmes for executives from senior to junior management levels. Since its inception over 350 managers have attended the Buhrmann Academy. In 2003 eleven programmes were

In addition, training programmes are offered at every level throughout the organisation. They include new executive orientation, executive coaching, management and supervisory training to enhance leadership skills and practices, skill building, safety, diversity and workplace team building. To maximise learning opportunities, our Office Products North America Division has made these offerings available both in classroom settings and on-line.

HEALTH AND SAFETY

The health and safety of our workforce is fundamental to the health of the organisation. Both training and physical measures are implemented to meet and often exceed official standards for own employees and third parties. We continue to:

- Determine measurable objectives that promote continuous improvement toward zero incidents.
- Conduct effective communication and training to maintain the safety and health of our employees and the community.
- Encourage line management responsibility for health, safety and environmental matters and the individual attention to these matters from all employees.
- Communicate to all employees and subcontractors that safety is a condition of employment and that they are accountable for their safety and the safety of those around them.
- Integrate health and safety, including identifying and controlling risks, into business decisions, plans and operations.
- Develop targets and track progress of health and safety systems and performance.
- Comply with all applicable legislation, regulations and relevant industry standards.

EMPLOYEE REPRESENTATION

On the holding company level, the European Works Council fulfils the role of a two-way communication channel between the Board in Amsterdam and employee representatives of local operating companies. The Council is a supra-national body composed of local representatives that meets twice a year to discuss issues requiring a European vision. For example in the past year the Council has discussed the company's economic and financial situation, progress of the business in the different sectors, probable trends in employment, investments, significant organisational and structural changes, the introduction of new working methods and procedures, relocation of activities, safety of employees and environmental other representatives of Buhrmann Nederland Holding, our Dutch holding company, have frequently met with the Central Works Council in the Netherlands, where Buhrmann has its statutory seat. In addition, the Buhrmann NV Supervisory Board has met with the Central Works Council.

Our people

Number of employees at year-end	**2003**	2002
United States	9,727	11,150
European Union	5,193	5,708
Australia and New Zealand	1,941	1,619
Rest of the world	971	970
Sub-total excluding Paper Merchanting	**17,832**	**19,447**
Paper Merchanting	–	5,411
Total	**17,832**	**24,858**

NON-DISCRIMINATION AND DIVERSITY POLICY

Buhrmann companies are required to provide a positive work environment, free of discrimination, harassment and/or intimidation. In addition, we choose to do business with suppliers who share our equality policies, and encourage diversity. In North America, for example, Corporate Express expanded its offering of products from minority and women-owned businesses. As part of this offering Corporate Express provides customers an opportunity to purchase private-label products under the banner of its Diversity Product Solutions (DPS). Today this range comprises over 1,150 different items manufactured by minority and/or women-owned businesses, 29 of which are sold under our own DPS private label.

EXTERNAL SOCIAL POLICY

As in previous years, virtually every Buhrmann business has sponsored, supported or in some way contributed to local community initiatives during 2003, often involving staff members. Donations of time and support to charities vary, depending upon the size of the operating companies concerned. Charities are supported locally, nationally and globally. Our policy clearly excludes making payments to political parties and organisations, or to their representatives. In North America we support the Special Olympics USA, City of Hope cancer research facility, and the Junior Achievement initiative.

Local community involvement initiatives prevail in all our operations. On a holding company level Buhrmann continued to support a number of initiatives with regard to the preservation of cultural heritage (e.g. Nationale Stichting De Nieuwe Kerk), performing arts (e.g. the Amsterdam Concert Hall), disaster relief (e.g. War Child Foundation), health care (cancer research projects), and entrepreneurial spirit ('ondernemingsklankbord', a private business enterprise sounding board).

Over the past couple of years, Corporate Express Australia and its staff members have also been active contributors to their local communities. The charities that are being supported by the company include, among many other organisations, Save the Children Fund, the Sydney Children's Hospital at Randwick, and ACT Eden Monaro Cancer Support Group.

As is demonstrated by these examples, community involvement is universally encouraged for all our businesses. In line with our policy this involvement is intrinsically locally driven.


FT
Late shopping surge saves

As a result of the steps taken during the course of 2003, Buhrmann is now a stronger company, both operationally and financially.

FINANCIAL OVERVIEW OF THE YEAR 2003[1]

ANALYSIS OF FINANCIAL PERFORMANCE

With effect from 31 October 2003 we divested our Paper Merchanting Division, which affects comparability with previous years. The Consolidated Balance Sheet at 31 December 2003 does not include the Paper Merchanting Division and the Consolidated Statements of Income and Cash Flows for 2003 only include income and cash flows of the Paper Merchanting Division for the period 1 January to 31 October.
The major proportion of Buhrmann's activities are conducted in US dollars. Buhrmann's financial position, results of operations and cash flows reported in euro were significantly affected by the weakening in 2004 of the exchange rate of the US dollar to the euro. Changes at constant rates in the tables below exclude the effect of all currency exchange rate movements on reported numbers in euro.

In general, our business was affected by continuing difficult economic conditions in our major markets. Personnel reductions and lower spend per ('white-collar') employee resulted in lower demand from our existing office products customers. This has been partially compensated by product range extensions and new account wins. Customers for our graphic equipment offering have been postponing their investments, leading to reduced sales levels.

NET SALES PER DIVISION

in millions of euro	2003	2002	Change in EUR	Change at constant rates
Office Products North America	3,939	4,931	-20.1%	-5.6%
Office Products Europe and Australia	1,479	1,540	-4.0%	-3.0%
Graphic Systems	369	489	-24.6%	-24.6%
Sub-total excluding Paper Merchanting	**5,787**	**6,960**	**-16.9%**	**-6.4%**
Paper Merchanting	2,266	2,988	-24.1%	-21.0%
Total Group	**8,053**	**9,948**	**-19.0%**	**-10.8%**

Net sales in 2003 of our Group excluding the Paper Merchanting Division were EUR 5,787 million, compared with EUR 6,960 million in 2002, a decrease of 16.9%. This decrease is to a large extent attributable to the weakening of the US dollar, which adversely affected net sales in the Office Products North America Division. Net sales of total Buhrmann excluding Paper Merchanting at constant rates were 6.4% lower than in 2002. The organic sales growth[2] for total Buhrmann excluding Paper Merchanting was negative 4%.

Net sales in the Office Products North America Division decreased by 20.1% to EUR 3,939 million in 2003 compared to EUR 4,931 million in 2002. At constant rates, sales were 5.6% lower. Organically, sales were 3% behind last year. The perceived recovery of the economic growth in the United States has in 2003 not resulted in an increase in employment rates, and could therefore not yet impact our North American business positively, as the demand for office products relates primarily to the number of office workers employed by our customers and their spending per head. In the office supplies business sales on an organic base were almost level with 2002. The office supplies business excludes the specialty businesses for software (ASAP), forms and promotional marketing. The office supplies business continues to win market share in the core large and strategic account market segment. Dedicated sales teams, now also established for the small and medium account market segment, make use of segmented marketing strategies. The new service One Shop Express® was introduced to enable customers to order multiple product lines from one supplier, a unique benefit of our IT and logistic infrastructure. Facility and breakroom supplies were the latest addition to the product programme.
Software sales declined to EUR 788 million. Except for the translation effect (11.3%), sales reported were lower due to a continuation of the shift from invoiced sales to a commission based system. Also in 2002, our software sales benefited strongly from promotional activities of a major supplier, which were not repeated to the same extent in 2003.

Net sales in the Office Products Europe and Australia Divisions combined, decreased by 4.0% to EUR 1,479 million in 2003 from EUR 1,540 million in 2002. Measured at constant exchange rates, the decrease amounted to 3.0%. Organically, sales declined with 3% for these businesses combined.
In Europe, sales were 9% lower (organically) due to the weak economic circumstances, especially in Germany and the Benelux. In these markets our strategic and large account customers implemented personnel rationalisation and cost reduction initiatives. In addition, our business in the United Kingdom lost sales due to managerial and organisational issues, which were being resolved in the second half of 2003. In those European countries where the customers are predominantly small and medium-sized businesses, sales continued to grow. The European business made progress in harmonising its business model and integrating its international account management. In each of our markets, dedicated sales teams were established for both the strategic and large account and the mid-market account segment.
Our Australia and New Zealand based office products business continued to perform

[1] THE INFORMATION IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO. THE INFORMATION PROVIDED INCLUDES REFERENCES TO NON-GAAP MEASURES AND TERMINOLOGY. FOR EXAMPLE, FIGURES ARE PRESENTED BEFORE EXCEPTIONAL ITEMS AND/OR AMORTISATION OF GOODWILL. THE RESULTING FIGURES, SUCH AS EBITAE OR CERTAIN EPS RATIOS ARE NON-GAAP COMPLIANT BUT ARE REGARDED BY BUHRMANN AS KEY PERFORMANCE INDICATORS INCREASING THE TRANSPARENCY OF OUR BUSINESS.

strongly in 2003 with an increase in net sales of 18.4% to EUR 496 million in 2003 from EUR 419 million in 2002. Organically, sales were 11% higher than in 2002. Although large customers slowed down their office products spend, this was more than offset by growth and increased penetration of the mid- and small-markets using dedicated sales teams. The expansion of specialty product categories (like janitorial, safety and breakroom supplies) reflected the successful development of the single-source business model.

Net sales in the Graphic Systems Division decreased by 24.6% to EUR 369 million in 2003 from EUR 489 million in 2002, and organically by 21%. Sales of machinery were sharply down from 2002 as the European graphic industry continued to postpone capital investments in the wake of low business volumes in the market for print publications. Traditionally, sales of machinery by our Graphic Systems Division correlate with the investment cycle, and therefore experiences more cyclicality than Buhrmann's other divisions. Additionally, a reluctant attitude of financing companies has made it difficult for printers to buy new equipment. The Division made good progress in its strategy to make its sales less dependent on the economic cycle. Sales of services (e.g. configuration, repairs), supplies and spare parts continued to grow.

Net sales in the Paper Merchanting Division from 1 January to 31 October 2003 (Buhrmann divested its Paper Merchanting Division with effect from 1 November 2003) were 10.3% lower compared to the same period in 2002. Sales measured in euro were negatively impacted by a weaker exchange rate of the British pound sterling. Measured at constant exchange rates, the decrease in sales amounted to 6.5%. Organically, sales were 7% lower than in the same period last year. The sales mix between stock and lower priced indent (paper ordered through merchants but delivered directly from the mills) was stable in 2003.

ADDED VALUE PER DIVISION
(excluding exceptional results)

in millions of euro	**2003**	2002	**Change in EUR**	**Change at constant rates**
Office Products North America	1,018	1,261	-19.2%	-4.0%
Office Products Europe and Australia	397	413	-3.7%	-2.8%
Graphic Systems	85	118	-27.9%	-27.9%
Sub-total excluding Paper Merchanting	**1,500**	**1,792**	**-16.2%**	**-5.4%**
Paper Merchanting	359	461	-22.3%	-18.7%
Total Group	**1,859**	**2,253**	**-17.5%**	**-8.2%**

Total added value of our Group excluding the Paper Merchanting Division was EUR 1,500 million in 2003 compared to EUR 1,792 million in 2002. This is a decrease of 16.2%, which is to a large extent attributable to the lower average exchange rate of the US dollar. Measured in constant rates, the decrease in added value was 5.4%. This was predominantly a result of lower sales volumes. Added value as a percentage of net sales was 25.9% in 2003.

In our Office Products North America Division, added value decreased by 19.2% to EUR 1,018 million in 2003 from EUR 1,261 million in 2002. Excluding currency translation effects, the decrease was 4.0%. Added value as a percentage of net sales increased slightly to 25.9% in 2003 from 25.6% in 2002, reflecting the change in the product mix with a lower share of software sales. Within the office supplies business, the share of the strategic and large account customers remained high and the proportion of competitively priced 'contract' sales increased further. Margin levels per product group were relatively stable, however margins in the mid- and expansion of the Division's private brand programme. Rebates from suppliers decreased and allowances paid to customers increased, both in comparison with sales levels. ASAP Software delivered in 2003 an added value of EUR 66 million keeping added value as percentage of sales stable at 8.3%.

Added value in the Office Products Europe and Australia Divisions combined, decreased by 3.7% to EUR 397 million in 2003 from EUR 413 million in 2002 or 2.8% measured at constant exchange rates. The added value as a percentage of net sales was 26.8% in 2003, the same level as in 2002. This excludes an exceptional charge for the Australian Division to fully comply with Buhrmann's rebate and catalogue income recognition policies. Including this charge, added value as a percentage of net sales was 26.6%. In Europe, sales of stationery supplies showed a decline whereas sales of computer supplies remained stable. As a result of the continuing weak economic climate and competitive pressure, price and margin pressure remains present. The European business launched a new private margins, while offering our customers an attractive alternative to manufacturer brands.

Added value in the Graphic Systems Division decreased by 27.9% to EUR 85 million in 2003 from EUR 118 million in 2002. The added value as a percentage of net sales decreased to 23.1% in 2003 from 24.1% in 2002. Margins on machinery declined in 2003 due to severe competition as commercial printers are still facing a low capacity utilisation and manufacturers have overcapacity. Higher inventory and receivables provisions also impacted added value negatively. Conversely, the increase in sales of service, supplies and spare parts, which have higher margins, had a positive effect on added value.

Added value in the Paper Merchanting Division decreased by 8.2% in the period January to October 2003 compared to the same period in 2002. Measured at constant exchange rates, the decline was 3.7%. This decrease was due to lower average paper prices while gross margins were stable in 2003 compared to 2002. Added value as a

OPERATING RESULT PER DIVISION

Operating result before amortisation and impairment of goodwill and exceptional results (EBITAE)

in millions of euro	2003	2002	Change in EUR	Change at constant rates
Office Products North America	159	197	-19.4%	-4.5%
Office Products Europe and Australia	45	64	-29.9%	-30.9%
Graphic Systems	-12	23	-152.0%	-152.0%
Holdings	-16	-16		
Sub-total excluding Paper Merchanting	**176**	**268**	**-34.3%**	**-24.1%**
Paper Merchanting	49	74	-34.0%	-30.1%
Total Group	**225**	**342**	**-34.2%**	**-25.4%**

Operating result before amortisation and impairment of goodwill and exceptional items[3] (EBITAE) of our Group excluding the Paper Merchanting Division decreased by 34.0% to EUR 176 million in 2003 compared to EUR 268 million in 2002. As a percentage of net sales it decreased to 3.0% in 2003 compared to 3.8% in 2002. Measured at constant exchange rates, EBITAE of our Group, excluding Paper Merchanting, was 24.1% lower than in 2002 as a result of lower added value. This was primarily due to lower sales volumes. The lower added value could partially be offset by lower labour and operating costs, reflecting our restructuring and integration efforts. Labour and operating costs declined by 13.5% at actual rates and 2.7% at constant exchange rates. Depreciation costs of tangible fixed assets and software decreased by 8.1% at actual rates but increased by 3.0% at constant rates.

Return on net sales (ROS)

EBITAE / EBITA as a percentage of net sales	2003 Before exceptional results	2003 After exceptional results	2002 Before exceptional results	2002 After exceptional results
Office Products North America	4.0	3.9	4.0	4.0
Office Products Europe and Australia	3.0	2.5	4.2	4.2
Total Office Products	3.8	3.5	4.0	4.0
Graphic Systems	-3.2	-3.5	4.7	4.7
Sub-total excluding Paper Merchanting	**3.0**	**3.8**	**3.8**	**3.8**
Paper Merchanting	2.2	2.5	2.5	2.5
Total Group	**2.8**	**3.4**	**3.4**	**3.4**

In our Office Products North America Division, EBITAE was 19.4% lower at EUR 159 million in 2003 compared to EUR 197 million in 2002. Adjusted for currency translation effects, the decrease is 4.5%. Lower added value was partially compensated for by lower labour and other operating costs largely as a result of restructuring measures implemented in the course of 2003. The restructuring entailed among others a significant reduction of headcount, the closure of several facilities and an expansion of our shared service facility. Total operating costs, including depreciation of tangible fixed assets and software, could be maintained at a level of 21.7% of net sales in 2003, despite the decline in sales, compared to 21.6% in 2002. EBITAE as a percentage of net sales in the Office Products North America Division was stable at 4.0%. Within Office Products North America, EBITAE of ASAP Software amounted to EUR 25 million, or 3.2% of net sales.

EBITAE in our Office Products Europe and Australia Divisions combined decreased by 29.9% to EUR 45 million in 2003 from EUR 64 million in 2002. At constant exchange rates, the decrease was 30.9%. The decrease is attributable to the decline in added value in Europe, due to lower sales levels, whereas added value in Australia increased substantially. In Europe, labour and operating costs were 4.3% lower, which was the result of further integration and streamlining of the operations. In the Netherlands, a new distribution centre was brought into use while in other countries, such as Italy, facilities were modernised. The implementation of a new warehouse system in Australia affected labour and operating costs negatively for incidental, temporary reasons. EBITAE as a percentage of net sales in the Office Products Europe and Australia Divisions combined decreased to 3.0% in 2003 from 4.2% in 2002.

EBITAE in the Graphic Systems Division was a loss of EUR 12 million in 2003 compared to a profit of EUR 23 million in 2002. This was a result of the decline in added value due to lower sales while employee levels were reduced and cost levels kept stable. EBITAE as a percentage of net sales in the Graphic Systems Division was a loss of 3.2% in 2003 compared to a profit of 4.7% in 2002.

[3] BUHRMANN'S OPERATING RESULT INCLUDES A NUMBER OF 'EXCEPTIONAL' RESULTS THAT ARE

23.4% lower than in the same period in 2002. Adjusted for currency translation effects, the decline was 18.6%. The decrease is due to lower added value while labour and other operating costs were 5.3% lower than in the same period in 2002. In the Holdings, net operating costs were EUR 16 million in 2003, almost the same as in 2002. In 2003, higher labour costs could be compensated by lower operating costs (such as insurance and consultancy costs).

EXCEPTIONAL RESULTS; OPERATING RESULT AFTER EXCEPTIONAL RESULTS

Operating result

in millions of euro	2003 Before exceptional results	2003 Exceptional results	2003 After exceptional results	2002 Before exceptional results	2002 Exceptional results	2002 After exceptional results
Office Products North America	159	-7	152	197	–	197
Office Products Europe and Australia	45	-7	37	64	–	64
Total Office Products	204	-14	189	261	–	261
Graphic Systems	-12	-1	-13	23	–	23
Holdings	-16	58	43	-16	–	-16
Buhrmann excluding Paper Merchanting	**176**	**43**	**219**	**268**	–	**268**
Paper Merchanting	49	8	57	74	–	74
Operating result before amortisation and impairment of goodwill (EBITAE/EBITA)	**225**	**51**	**276**	**342**	–	**342**
Amortisation and impairment of goodwill	-52	-53	-105	-70	-573	-643
Operating result (EBITE/EBIT)	**173**	**-2**	**171**	**272**	**-573**	**-301**

As from financial year 2003, exceptional results are disclosed separately from normal operating results.

Total exceptional results in 2003 as part of operating result (EBITA) amounted to EUR 51 million. The main exceptional results were the following:

- Office Products North America: a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring charge (EUR 6 million unfavourable).
- Office Products Europe and Australia: an adjustment of catalogue income recognition of Office Products Australia to fully comply with Buhrmann accounting policies (EUR 5 million unfavourable); and additional restructuring charges in Office Products Europe (EUR 3 million).
- Graphic Systems Division: took a restructuring charge (EUR 1 million).
- Holdings: primarily the result of an indemnity payment (net of costs of EUR 58 million) rewarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.
- Paper Merchanting: a reassessment of restructuring commitments related to revised numbers of redundancies and a continuation of property usage which were included in the 2002 restructuring charge (EUR 8 million favourable).

The operating result before amortisation and impairment of goodwill after exceptional items was EUR 276 million, 19.3% lower than last year.
The amortisation of goodwill was EUR 52 million, 25.7% lower than last year as a result of lower goodwill due to last year's impairment. The 2003 results include an impairment charge of EUR 53 million as, based on a valuation and goodwill impairment test, the calculated fair value of the European Office Products businesses combined was lower than the book value. This reflects primarily the recent business performance, which is lower than we expected when last year's impairment test was made.
The operating result after amortisation and impairment of goodwill was EUR 171 million (2.1% of net sales) compared with a loss of EUR 301 million in 2002.

FINANCIAL INCOME AND EXPENSE; MINORITY INTERESTS; TAXATION

Financial results; Minority interests; **Taxation**			2003			2002
in millions of euro	Before exceptional results	Exceptional results	After exceptional results	Before exceptional results	Exceptional results	After exceptional results
Net financing costs	-161	-96	-257	-199	–	-199
Results from participations and other financial results	1	-102	-102	16	–	16
Minority interests	-14	2	-12	-12	–	-12
Tax expense on result from ordinary operations	-8	76	68	-18	–	-18
Total Group	**-182**	**-121**	**-303**	**-213**	–	**-213**

Net financing costs consist of interest costs and amortisation of capitalised financing fees. Interest costs were substantially reduced in 2003 to EUR 144 million from EUR 182 million in 2002, a reduction of 21.1%. Next to translation differences this is predominantly a result of lower average interest bearing debt due to early repayments, especially from the proceeds of the sale of the Paper Merchanting Division as well as the positive cash flow from operations. Interest costs were also reduced, as in the course of 2003 a number of interest rate swaps with relatively high fixed interest rates either matured or were cancelled. Interest rate margins in 2003 were slightly higher than in 2002 in accordance with the application of the pricing structure of the Credit Facility. In December 2003, this Credit Facility was replaced by two new instruments: the Senior Secured Credit Facility and the Convertible Subordinated Bonds. Amortisation of capitalised financing fees was reduced to EUR 14 million in 2003 (EUR 22 million in 2002).

Exceptional financing costs in 2003 consist of an impairment of capitalised financing fees and advisory costs of EUR 56 million related to repayments of debt following the proceeds from the sales of the Paper Merchanting Division (EUR 23 million) and the replacement of the aforementioned Credit Facility (EUR 33 million). As a consequence of the significant, unplanned debt reduction, interest rate swaps were cancelled in order to achieve a fixed to variable rate profile in line with our financial policy for hedging interest rate risks, resulting in an exceptional charge of EUR 40 million.

Exceptional other financial results include the result on the sale of the Paper Merchanting Division, consisting of a book loss (EUR 79 million), related transaction costs (EUR 15 million) and provisions for indemnities and warranties (EUR 18 million). Also included is the profit from the sale of DocVision (EUR 7 million).

Minority interests mainly represent the 48% share of third parties in the result of Corporate Express Australia LTD. Exceptional results included are related to the adjustment of catalogue income recognition of Office Products Australia to fully comply with Buhrmann accounting policies.

The effective tax rate amounted to 12% in 2003 (2002: 12%) and is below Buhrmann's weighted average statutory tax rate of 28% (2002: 26%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. The effective tax burden in 2003 and 2002 benefited from changes in the composition of the geographic distribution of taxable earnings and finalised tax audits leading to a release of allowances which were recorded in previous years and which are no longer deemed necessary. In 2003 exceptional (non-cash) tax benefits of EUR 76 million were recorded. Following the receipt of the indemnity payment, a tax benefit of EUR 30 million was acknowledged.
The transaction structure for the sale of the Paper Merchanting Division resulted in a EUR 15 million non-cash tax charge. The related unwinding of interest rate swaps and the amortisation of capitalised financing fees had a tax benefit of EUR 23 million. The impairment of financing fees following the replacement of the Credit Facility gave a tax benefit of EUR 11 million. Finally a release of EUR 25 million of valuation allowances and tax provisions was recorded, stemming from a re-evaluation of our tax position.

NET RESULT FROM ORDINARY OPERATIONS; NET RESULT

Net result	2003			2002		
in millions of euro	Before exceptional results	Exceptional results	After exceptional results	Before exceptional results	Exceptional results	After exceptional results
Operating result (EBITE/EBIT)	173	-2	171	272	-573	-301
Financial items (interest, tax and other)	-182	-121	-303	-213	–	-213
Net result from ordinary operations	-9	-123	-132	59	-573	-514
Extraordinary results net	–	–	–	–	-74	-74
Net result	-9	-123	-132	59	-648	-588
Net result from ordinary operations before amortisation and impairment of goodwill ('cash earnings')	43	-70	-27	129	–	129

Net result from operations before exceptional items was EUR 9 million negative in 2003 compared to a profit of EUR 59 million in 2002 (i.e. before impairment of goodwill and extraordinary results).

Net result was EUR 132 million negative compared to a loss of EUR 588 million in 2002, which includes an extraordinary charge for restructuring and impairments of IT- and distribution assets (EUR 74 million). Net result from ordinary operations before amortisation and impairment of goodwill and exceptional items ('cash earnings') was an income of EUR 43 million in 2003, compared to an income of EUR 129 million in 2002, a decline of 67%.

Fully diluted net result from ordinary operations before amortisation and impairment of goodwill and exceptional items decreased to EUR 0.19 in 2003 from EUR 0.76 in 2002 per ordinary share ('cash earnings per share').

CAPITAL EMPLOYED

Capital employed (including goodwill) was EUR 2,207 million at year-end 2003 compared with EUR 3,483 million at year-end 2002. The deconsolidation of the Paper Merchanting Division as of 1 November 2003 reduced capital employed by EUR 624 million. Translation differences due to the lower exchange rate of the US dollar to the euro caused a reduction in capital employed of EUR 340 million. Furthermore, stringent working capital management further reduced capital employed in 2003. Adjusted for the deconsolidation of the Paper Merchanting Division, average working capital as a percentage of net sales improved to 10.8% in 2003 (11.2% in 2002) on a four-quarter rolling average. The working capital reduction relative to sales

CAPITAL STRUCTURE

Our Group equity was EUR 1,484 million at 31 December 2003, compared to EUR 1,811 million the year before. In addition to the net loss of EUR 132 million, currency translation effects reduced group equity by EUR 258 million in 2003. Guarantee capital was EUR 1,876 million at 31 December 2003 and EUR 2,145 million at 31 December 2002, representing 51% and 40% of total assets respectively.

The market capitalisation of our ordinary shares was EUR 941 million at 31 December 2003 and EUR 552 million at 31 December 2002. The cumulative Preference Shares A had a market value of EUR 171 million (2002: EUR 155 million) and the assumed equity value of the Preference Shares C amounted to EUR 346 million (2002: EUR 380 million). This brings the assumed total market value of all equity components to EUR 1.5 billion at 31 December 2003.

Net interest-bearing debt was substantially reduced to EUR 836 million at 31 December 2003 compared to EUR 1,735 million at 31 December 2002. This is attributable to repayments of EUR 728 million, which includes the proceeds of the sale of the Paper Merchanting Division and cash flow from operations, and the lower exchange rate of the US dollar which decreased interest-bearing debt reported in euro by EUR 171 million. In December 2003, the composition of interest-bearing debt was changed as the Senior Credit Facility entered into in 1999 was paid down with the proceeds from a new Senior Secured Credit Facility and Convertible Subordinated Bonds.

CONTINGENT LIABILITIES, CONTRACTUAL OBLIGATIONS AND GUARANTEES

At 31 December 2003, Buhrmann had net rental and operational lease commitments of EUR 436 million compared to EUR 646 million a year before. At constant rates the reduction amounted to 5.9% resulting from maturing and closing out excess commitments, and the divestment of the Paper Merchanting Division, partly offset by increasing the duration profile of leases due to the relatively benign interest environment.
The repurchase guarantees relate primarily to the equipment sales of the Graphic Systems Division. The total nominal value reduced from EUR 73 million in 2002 to EUR 64 million in 2003 due to the lower level of business activity for the Division. Other commitments amounted to EUR 24 million per 31 December 2003 (2002: EUR 36 million) and consist primarily of investment commitment related to capital expenditure projects such as the development of IT systems. Buhrmann has contractual obligations such as the usual warranties and indemnifications related to the divestment of businesses.

CASH FLOW ANALYSIS

CASH FLOW FROM OPERATING ACTIVITIES

Cash flow from operating activities was EUR 272 million in 2003, compared with EUR 258 million in 2002.
The increase of EUR 14 million reflects a lower EBITDA (EUR 76 million) and higher profit taxes paid (EUR 6 million), more than offset by improved working capital levels (EUR 29 million), lower interest (EUR 50 million), and other financial income (EUR 18 million). Payments charged to restructuring amounted to EUR 51 million in both 2003 and 2002.

CASH FLOW FROM INVESTING ACTIVITIES

Cash flow from investing activities was EUR 544 million positive in 2003, compared in 2002. A significant portion of our capital expenditure represents the development of IT, eCommerce and logistics systems.

Cash used for acquisitions predominantly relates to Office Products Australia and amounted to EUR 10 million in 2003 compared to EUR 9 million in 2002. Divestment proceeds in 2003 were EUR 641 million and in 2002 EUR 68 million. In 2003 this was mostly attributable to the proceeds of the sale of the Paper Merchanting Division. In 2002, it included the proceeds of an early redemption of loan notes which we received as part of the consideration for the sale of the Information Systems Division in 2000.
Payments for integration of acquisitions amounted to EUR 8 million in 2003 compared to EUR 90 million in 2002. For 2003, these payments relate primarily to lease obligations for vacant properties resulting from the integration of the acquired Samas and USOP office supplies businesses.

The resulting available cash flow from operations after investment activities was EUR 816 million in 2003 compared to EUR 120 million in 2002.

CASH FLOW FROM FINANCING ACTIVITIES:
Cash flow from financing activities was EUR 674 million negative in 2003 compared to EUR 208 million negative in 2002. Total repayment of long-term debt was EUR 600 million in 2003 and EUR 162 million in 2002. In 2003, early repayments were mostly funded out of the proceeds of the sale of the Paper Merchanting Division supplemented by cash flows from operations.
In December 2003, Buhrmann placed EUR 115 million of Convertible Subordinated Bonds and entered into a new Senior Secured Credit Facility together replacing the former Credit Facility. The financing fees and related advisory costs paid for executing these transactions amounted to EUR 25 million.

Following the financing policy on hedging for interest risks, interest rate swaps were unwound leading to a cash outflow of EUR 40 million in 2003. The remaining forward foreign exchange- and interest rate swap contracts had an estimated negative market value of EUR 10 million at 31 December 2003.

In 2003, Buhrmann paid cash dividends on its Preference Shares A of EUR 11 million. The cash dividend for the year 2003, entirely in Preference Shares C which has been proposed for 2004 as well. The dividend on ordinary shares for the year 2002 equalling EUR 0.07 per share was paid in shares (shareholders had the option to receive the equivalent in cash). For 2003 again a stock dividend of EUR 0.07 per share has been proposed (see under Other Information: 'Dividend Proposal').

The resulting net cash flow was EUR 135 million positive in 2003 compared to EUR 88 million negative in 2002, reflecting the movements in net liquid funds.

FINANCIAL POLICIES AND TREASURY

Buhrmann is exposed to financial market risks including changes in interest rates and currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash interest cover (EBITDAE over cash interest) and the relationship between borrowings and total enterprise value ('market value based leverage', which is calculated by using the market capitalisation of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of 3 times and the market value based leverage over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over EBITDAE) is the most relevant. The details on these ratios are given in the appropriate notes to the Consolidated Financial Statements. Actual cash interest cover at 31 December was 2.2, which is below our minimum target level of 3, and market value based leverage was 36%. Both the debt reduction and the refinancing carried out in

The interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Interest hedging instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile. Buhrmann currently aims to have at least 75% of the interest rate fixed, given the present level of interest cover. Actual fixed % was 67% at 31 December 2003.

External interest-bearing debt after currency hedging is distributed primarily among the main currencies (i.e. US dollar and euro) on the basis of anticipated operating profit before amortisation and impairment of goodwill and excluding exceptional items (EBITAE). The remaining translation risk is not covered. At 31 December 2003, the actual split of the external debt (after currency hedges) is 73% in US dollar, 24% in euro and 3% in other currencies.

Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are used to cover these risks. The occurrence of these exposures is relatively low as most purchases and sales are conducted at a local level.

Financial instruments such as currency and interest swaps are used only to hedge against financial market risks. No speculative positions are entered into. Financial instruments are primarily dealt with third parties by Buhrmann NV, Buhrmann US, INC. and Buhrmann Europcenter NV. These entities also act as the main financing companies for the Group. In addition an Accounts Receivable Securitisation Programme is being run using Buhrmann Silver SA and Buhrmann Silver US LLC. Details on the various components of the capital structure, including liquidity aspects, are provided in the notes to the Consolidated Financial Statements.

The Treasury function does not operate under an own profit objective but it pursues benefits of scale and efficiency as well as provides in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the Netherlands requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Buhrmann bases its estimates on historical experience, which are evaluated on an on-going basis. If actual amounts or revised estimates are different than previously estimated, the adjustments are included in the company's results for the period in which the revised amounts become known. Buhrmann believes that the accounting policies that are most critical in determining the portrayal of the financial condition and which require subjective or complex judgments from management, are the following:

- Intangible fixed assets specifically for goodwill impairment.
- Other receivables in respect of rebates from suppliers.
- Provisions for restructuring and integration.
- Provisions for legal proceedings.
- Provisions for pensions.
- Taxation in respect of deferred taxes.
- Currency translation and exchange differences on loans and currency swaps.

An extensive description of our accounting policies is provided in the Consolidated Financial Statements.

INTANGIBLE FIXED ASSETS SPECIFICALLY FOR GOODWILL IMPAIRMENT

Buhrmann amortises goodwill proportionally over the maximum period of 40 years since the economic life is based on the consideration that a permanent advantage is realised. Goodwill is tested for impairment at least once annually or when changes in circumstances indicate that impairment may have occurred. Under the impairment test, the fair value of the cash-generating unit (that contains the goodwill) is compared to its total book value. Any excess of book value over fair value is recorded as an impairment of goodwill, if the excess is deemed to be permanent. This fair value is calculated based on estimated discounted future cash flows and residual values.
The company's judgments relating to the fair value is affected by factors such as assumed economic conditions and expectations about our markets and our operating performance. Also the fair value and hence the impairment charge is inherent to our business and a normative financing profile.

OTHER RECEIVABLES IN RESPECT OF REBATES FROM SUPPLIERS

Buhrmann receives various types of rebates from suppliers, most of which are based on purchased volumes or on the inclusion of certain products in Buhrmann's assortment (catalogue) or received for entering into a contract with a supplier. Volume-based rebates are settled in arrears, mostly not exceeding one year. For each reporting period Buhrmann accrues volume-based rebates on the basis of prudently estimated purchased volumes for the rebate period. Rebates received or accrued relating to unsold goods are deducted from the value of the related inventories. These inventory related rebates are recognized in income in the following period when the relevant inventories are sold to third parties. Rebates received for entering into a contract with suppliers are recorded as income evenly over the contract period, unless it relates to a compensation for cost made in relation to changing a specific supply arrangement. Provisions for collection risk are recorded up to recoverable value only if specific events indicate that collection of the rebates is less certain due to a credit event at the supplier or a dispute on the actual rebate amount accrued.

PROVISIONS FOR RESTRUCTURING AND INTEGRATION

Buhrmann records provisions for integration and restructuring relating to the integration of acquired businesses and cost saving restructuring measures. These provisions are based on Buhrmann's best estimate of costs to be incurred for, among other things, severance payments, termination fees and penalties for rental and other contracts. If actual costs or revised estimates are different than originally estimated, the provisions for restructuring and integration may be insufficient, which could affect operating result and net result. Furthermore, additional restructuring measures may be necessary depending on changes in economic conditions and operating performance and reassessments are made periodically on the appropriate level of provisioning.

PROVISIONS FOR LEGAL PROCEEDINGS

Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business. Buhrmann accrues for the estimated probable costs to resolve these proceedings if a reasonable outside legal counsels, these accruals are based on the analysis of possible outcomes of litigation and settlements.

PROVISIONS FOR PENSIONS

Buhrmann's operating companies in Europe offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are insured in separate trusts (pension funds) to which Buhrmann makes contributions. The periodically paid contributions to these pension funds are expensed when incurred. In case the Company is obligated to make additional contributions to the pension plans in order to meet minimum funding levels, as required by local law or specific arrangements, an accrual is recorded. The funding levels considered are based on, among other things, actuarial assumptions, estimated future investment returns and the market value of the pension funds' assets.

TAXATION IN RESPECT OF DEFERRED TAXES

Buhrmann has a considerable amount of losses that may be carried over to subsequent fiscal years for the purpose of taxation. For these loss carry-forwards and for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes, deferred tax assets and liabilities are recognised. Buhrmann records valuation allowances to reduce deferred tax assets to the amount the deferred tax assets are likely to be realised. In determining these valuation allowances and deferred tax liabilities, Buhrmann's assessment of future taxable income, tax planning and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts.

CURRENCY TRANSLATION AND EXCHANGE DIFFERENCES ON LOANS AND CURRENCY SWAPS

Translation and exchange differences are recorded in income except if it relates to inter-company loans extended by a Group company (including the parent) to another Group company insofar as these loans are designated as permanently invested, in which case differences are recorded directly in shareholders' equity. Translation differences on loans extended by third parties and swaps concluded with third parties, which are designated as, and effective as, economic hedges of net investments (equity investments, or permanently invested loans) in a foreign

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

From 1 January 2005 all European publicly listed companies have to report on the basis of IFRS. In 2003 Buhrmann has started preparations for the transition in 2003, aiming to begin external reporting on the basis of IFRS from the 2005 reporting periods onwards. In case any adaptations in our Dutch GAAP based accounting principles need to be made in the period ahead, we aim to align as much as possible to the accounting principles as expected under IFRS. In addition, we strive towards the maximum of convergence with our US GAAP reporting related to our listing on the New York Stock Exchange (Form 20-F). Although still some of the accounting standards under IFRS are not yet fully crystallised, it is expected that our reporting will be influenced especially in the areas of pensions, goodwill, financial instruments including equity components such as preference shares and options. At this stage, no firm indications of the effects on the reported performance can be provided.

RISK FACTORS

Particular risks and uncertainties could cause Buhrmann's performance to vary from expectations and the ability to meet targets and objectives.

Factors to consider for assessing the risk profile of our Office Products business are:

- Operations are concentrated in North America, Western Europe and Australia.
- The demand for our products and services relates to the number of white-collar employees at our customers, and as such to the developments in the economy.
- The spending on office products per white-collar worker can be influenced by our customers in the short-term by postponing or substituting items which used to be purchased on a regular basis.
- The customer base is spread over many industries and sectors including government institutions, and most of these customers are large corporations or institutions.
- Each individual customer represents a relatively small proportion of our total sales and customer turnover is historically modest; however sales are sensitive to perceived disruptions in service levels.
- A wide range of products and services is offered that is constantly being adjusted to market demands, which requires dynamic supplier arrangements and support.
- The products and services are being its products originate from one supplier;.
- Relatively strong market positions are bringing competitive advantages due to economies of scale in the areas of purchasing, logistics, information technology as well as sales and marketing. Since the office products markets are highly competitive and subject to acquisitions, our relative market positions may change.

For the Graphic Systems Division, risk factors are:

- Operations are located in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain.
- Printing equipment is generally classified as capital goods, having relatively long order-to-delivery processes and high value to our customers.
- Performance of this Division is sensitive to cyclical developments in the commercial printing markets in Europe, macro-economic factors and innovation of technology at our main suppliers affecting the economic life span of printing equipment.
- Most equipment is being sourced from one supplier (Heidelberger Druck-maschinen A.G.).

Other risks and uncertainty factors are:

- From time to time integration and restructuring programmes are being carried out. The savings expected from these actions are often significant and need to be realised on a timely basis within the expenditure levels planned for. These initiatives absorb management time and can interrupt normal business operations.
- Buhrmann needs to maintain and constantly improve electronic data processing capabilities and related ICT-applications for its operations, for which the maintenance of such capacity may have a significant effect on the business.
- The major proportion of Buhrmann's activities is conducted in currencies other than the euro. Due to translation effects, exchange rates movements affect the financial position, results and cash flow stated in euro. The position in relation to the US dollar is particularly relevant. For example, a 10% change in the USD/EUR exchange rate affects net result from ordinary operations before amortisation and impairment of goodwill by approximately 7%.
- Buhrmann has material debt. Shortfalls in our cash flow commitments to service these borrowings can have significant adverse affects on our financing
- Buhrmann is subject to a variety of conditions in connection with, among other things, the Senior Secured Credit Facility. This includes the obligation to comply with specific financial ratios (bank covenants). These conditions may restrict our flexibility in operating our business.
- Buhrmann is operating a variety of pension plans which include a number of defined pension schemes separately insured in trusts (pension funds). The value of the assets under management of these trusts varies, which can affect the costs of pensions to Buhrmann.
- Acquisitions may cause the incurrence of certain unknown liabilities and may require adaptations in the Buhrmann organisation, whereas divestments may result in Buhrmann giving specific representations, warranties and indemnifications.

The occurrence of these and other risk events may influence our reputation and the overall confidence of customers, suppliers, employees and investors in Buhrmann.

RISK CONTROL

Buhrmann has a Management Charter in place that describes most of the responsibilities and authority levels for the divisional and operational managers, covering most aspects of our risk control. It also includes our Business Principles and Code of Ethics. Various aspects of the Management Charter are further defined in a set of mandatory policies, manuals and (best practice) guidelines. These include specific authorisations for capital expenditure, acquisitions and divestments, restructuring and remuneration issues. Adherence is being monitored at various levels in the organisation.

Buhrmann uses a comprehensive management reporting system to monitor the company's performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using an economic-value-creation-based concept. Reporting and analysis of actual results take place on a monthly basis and covers not only results, but also balance sheet and cash flow information.

The management of risks associated with business activities, and compliance with authority limits for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. In respect of corporate matters a structure of attaching responsibility to specific functions in combination with the requirement of obtaining authorisation is in place.

In the context of the corporate governance developments around internal control (Sarbanes-Oxley Act in the US or the Dutch Code on Corporate Governance) an extensive review of the design, documentation and functioning of critical control processes is being carried out. This is resulting in specific minimum requirements on the level of control. Also, every quarter, operational management is required to confirm by means of a letter-of-representation that compliance is maintained to internal control, representation and disclosure requirements. In order to support the Executive Board (and specifically the CEO and the CFO in the context of the certification requirements under the Sarbanes-Oxley Act) in matters related to disclosure controls and procedures a Disclosure Committee has been installed. The main purpose is to ensure that all disclosures made by Buhrmann are accurate, complete, timely, and fairly present the financial condition and the results of operations in all material respects.

The adequacy of the design and proper functioning of these and other internal control systems of the operations are periodically investigated by our internal audit department who reports its findings to division management and the Executive Board. Although the internal audit department functions directly under the responsibility of the Executive Board, the head of internal audit discusses at least annually the control status of the operations with the Audit Committee. The external auditor has full access to these reports and meetings.

The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. These reports are discussed at the appropriate levels in the organisation. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report a final reporting takes place to the Executive Board and Supervisory Board jointly. Over 2003, the total fees to our external auditor, PricewaterhouseCoopers Accountants N.V., amounted to EUR 7.2 million (2002: EUR 6.5 million) of which EUR 4.7 million (2002: EUR 4.6 million) relates to audit services, EUR 1.5 million to audit-related services and EUR 1.0 million to non-audit services. The independence of our external auditor is warranted by the provisions of our Policy on External Auditors Independence and Services. This policy stipulates, among other things, what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions safeguard, for example, that the Company will not hire former partners, shareholders or professional employees of the external auditor in an accounting role or financial reporting oversight role and that the lead audit partner and review partner are required to rotate from their position after a maximum period of five years.

Operational and financial risks and the effectiveness of our internal control systems are evaluated by the Executive Board on an on-going basis. Regularly, business reviews are carried out by senior management and the Executive Board. The Audit Committee regularly reviews the company's adherence to our financial policies, the quality of the financial reporting, the effectiveness of our internal control systems and the way in which the Executive Board is managing and monitoring financial risks. However, in designing and evaluating the risk control framework, it is recognised that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objective. In this connection management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our framework for risk control continues to be evaluated and adjusted taking into account developments in our business as well as the external environment.

CORPORATE GOVERNANCE

Following corporate governance developments (specifically the Dutch Code on Corporate Governance as issued on 9 December 2003), we have reviewed our corporate governance structure. In the chapter 'Corporate Governance', the company's corporate governance structure is described (this chapter forms an integral part of the annual report, see pages 96-99).

OUTLOOK

An increasing number of macro-economic indicators point to renewed economic growth, especially in North America. Although gradually more positive signs are also reported in Europe, we feel Europe is clearly lagging behind North America in its recovery pattern. The German market, which represents over a third of our European office products sales, remains difficult. The Australian economy is still enjoying healthy economic growth, however at a more modest pace.

Growth in the employment market (of which the white-collar segment is the most significant for Buhrmann) has historically followed an upturn in GDP growth. We have no reasons to assume that such a similar pattern in employment growth will not materialise.

We are well positioned in our different markets to benefit from such white-collar employment growth. Next to market growth, our sales will benefit from market share gains driven by the quality of our services as well as our mid-market initiatives and product range extensions.

In 2004 our primary focus will be on driving sales growth. Disciplined cost control and stringent working capital management will continue. We remain committed to debt reduction, building on progress made in 2003.

EXECUTIVE BOARD
AMSTERDAM, 26 FEBRUARY 2004


Our focus on the business market,
and the migration of business customers to eCommerce,
supports our commitment to the B2B direct distribution channel.

FINANCIAL STATEMENTS

THE FOLLOWING EVENTS IN 2003 AND 2002 AFFECTED THE FINANCIAL STATEMENTS SUBSTANTIALLY:

- IN THE FIRST QUARTER AN INDEMNITY PAYMENT OF EUR 79 MILLION WAS RECEIVED RESULTING IN AN EXCEPTIONAL NET PROFIT OF APPROXIMATELY EUR 58 MILLION.
- IN THE FOURTH QUARTER THE DIVESTMENT OF THE PAPER MERCHANTING DIVISION WAS COMPLETED LEADING TO AN EXCEPTIONAL LOSS AFTER TAX OF EUR 167 MILLION AND A NET CASH IN FLOW OF EUR 634 MILLION.
- IN THE FOURTH QUARTER THE EXISTING CREDIT FACILITY WAS REPLACED BY A NEW CREDIT FACILITY AND A SUBORDINATED CONVERTIBLE BOND.
- IN THE FOURTH QUARTER AN IMPAIRMENT CHARGE ON GOODWILL FOR OFFICE PRODUCTS EUROPE OF EUR 53 MILLION WAS RECORDED.
- THE US DOLLAR CONTINUED TO WEAKEN AGAINST THE EURO WITH THE YEAR-END EXCHANGE RATE 17% LOWER AND THE AVERAGE EXCHANGE RATE 16% LOWER COMPARED TO 2002.

- IN DECEMBER, EXTRAORDINARY CHARGES WERE TAKEN FOR RESTRUCTURING PLANS WHICH INCLUDE FURTHER REDUCTIONS IN THE WORKFORCE AND WRITE-OFFS OF REDUNDANT IT SYSTEMS AND DISTRIBUTION FACILITIES.
- IN DECEMBER, AN IMPAIRMENT CHARGE ON GOODWILL OF EUR 573 MILLION WAS RECORDED.
- THE YEAR-END EXCHANGE RATE OF THE US DOLLAR AGAINST THE EURO WAS 19% LOWER AND THE AVERAGE EXCHANGE RATE 6% LOWER COMPARED TO 2001.

CONSOLIDATED STATEMENT OF INCOME

in millions of euro

			2003		2002
1	**Net sales**		**8,053**		**9,948**
	Cost of trade goods sold	-5,933		-7,392	
	Other costs of sales	-261		-303	
	Exceptional costs of sales	-5		–	
	Total cost of trade goods sold		**-6,199**		**-7,695**
2	**Added value**		**1,854**		**2,253**
3	Labour costs	-1,137		-1,330	
4	Other operating costs	-393		-467	
5	Exceptional operating results	56		–	
6	Depreciation of tangible fixed assets and software	-104		-114	
	Amortisation of goodwill	-52		-70	
7	Impairment of goodwill	-53		-573	
	Total operating costs		**-1,683**		**-2,554**
8	**Operating result**		**171**		**-301**
	Net financing costs	-161		-199	
	Exceptional financing costs	-96		–	
9	Total financing costs		-257		-199
	Result from operations before taxes		**-86**		**-500**
	Taxes on result from operations	-8		-18	
	Exceptional tax results	76		–	
11	Total taxes		68		-18
	Other financial results	1		16	
	Exceptional other financial results	-103		–	
10	Total other financial results		-102		16
	Minority interests	-14		-12	
	Exceptional minority result	2		–	
12	Total minority interests		-12		-12
	Net result from operations		**-132**		**-514**
13	Extraordinary result (after tax)		–		-74
	Net result		**-132**		**-588**
14	Net result per share basic and fully diluted* (in euro)		-1.23		-4.70

* AS FULLY DILUTED EARNINGS PER SHARE ARE HIGHER THAN BASIC EARNINGS PER SHARE, FULLY DILUTED EARNINGS PER SHARE ARE ADJUSTED DOWNWARDS TO BASIC EARNINGS PER SHARE.

CONSOLIDATED BALANCE SHEET BEFORE APPROPRIATION OF RESULT

in millions of euro

Note		31 December 2003		31 December 2002	
	ASSETS				
	Fixed assets				
15	Intangible fixed assets	1,518		1,939	
16	Tangible fixed assets	233		441	
17	Financial fixed assets	421		481	
			2,172		**2,861**
	Current assets				
18	Inventories of trade goods	423		683	
19	Trade receivables	736		1,507	
19	Other receivables	201		321	
	Cash and deposits	145		37	
			1,505		**2,548**
	Total assets		**3,677**		**5,409**
	EQUITY AND LIABILITIES				
22	**Group equity**				
	Shareholders' equity	1,436		1,770	
	Minority interests	48		41	
			1,484		**1,811**
23	**Provisions**				
	Pensions	18		26	
24	Deferred taxes	177		221	
	Other	79		90	
			274		**337**
25	**Long-term liabilities**				
	Subordinated loans	392		334	
	Other loans	557		1,344	
			949		**1,678**
	Current liabilities				
	Loans	28		68	
	Credit institutions	5		26	
	Trade liabilities	644		1,064	
26	Other liabilities	293		425	
			970		**1,583**
	Total equity and liabilities		**3,677**		**5,409**
20	Working capital		456		1,103
21	Capital employed		2,207		3,483
27	Interest-bearing debt		836		1,735
28	Guarantee capital		1,876		2,145
29	Commitments not included in the balance sheet		524		755

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

		2003		2002	
A	**Cash flow from operating activities**				
	Operating result	171		-301	
	Depreciation of tangible fixed assets and software	104		114	
	Amortisation of goodwill	52		70	
	Impairment of goodwill	53		573	
	Operating result before depreciation of tangible fixed assets and software and amortisation and impairment of goodwill		380		456
	ADJUSTMENTS FOR				
	Additions/(release) of provisions		–		1
	(INCREASE)/DECREASE WORKING CAPITAL				
	(Increase)/decrease inventories	1		11	
	(Increase)/decrease trade receivables	109		195	
	Increase/(decrease) trade creditors	-43		-172	
	(Increase)/decrease other receivables and liabilities	14		18	
			81		52
	Cash flow from operations		461		509
	OTHER OPERATIONAL PAYMENTS				
	Interest paid	-134		-184	
	Other financial income	18		–	
	Profit taxes paid	-22		-16	
	Payments charged to provisions (see note 23)	-51		-51	
			-189		-251
	Total A		**272**		**258**
B	**Cash flow from investing activities**				
	Net investments in tangible fixed assets and software	-79		-107	
	Acquisitions	-10		-9	
	Payments related to integration of acquisitions (see note 23)	-8		-90	
	Divestments	641		68	
	Total B		**544**		**-138**
	Available cash flow (A+B)		**816**		**120**
C	**Cash flow from financing activities**				
	Dividend payments (see note 2 to the Company Balance Sheet)	-9		-25	
	Payment to minority shareholders	-7		-5	
	Paid financing fees	-25		-16	
	Unwinding interest rate swaps	-40		–	
	Net repayment of long-term debt (see note 25)	-600		-162	
	Total C		**-681**		**-208**
D	**Net cash flow (A+B+C)**		**135**		**-88**
	Net increase in liquid funds				
	LIQUID FUNDS AT YEAR-END				
	Cash and deposits	145		37	
	Short-term borrowings with credit institutions	-5		-26	
			140		11
	MINUS LIQUID FUNDS AT BEGINNING YEAR				
	Cash and deposits	37		99	
	Short-term borrowings with credit institutions	-26		–	
	Translation differences	-6		–	
			5		99
D	**Increase liquid funds**		**135**		**-88**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with generally accepted accounting principles in the Netherlands ('Dutch GAAP') and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code. The accounting policies apply to the financial statements as a whole, which include the Consolidated Financial Statements that form part of it.
In accordance with article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included.

As a general principle an asset is recognised in the balance sheet when it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognised in the balance sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. If the criteria for recognition are no longer met, the assets and liabilities are derecognised. Unless otherwise stated in the following notes, assets and liabilities are shown at face value. Where necessary, the assets have been reduced to reflect permanent diminutions in value.
For 2003 Buhrmann's accounting policies and estimates did not change compared to the policies applied for 2002, except for:

- Exceptional items – In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, the notion of exceptional results was introduced (comparative figures of former years have not been adjusted).
- Revenue recognition – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) applicable in the Netherlands from 2003 onwards, equipment sales as conducted in the Graphic Systems Division are recognised after installation, instead of at delivery.
- As per the reporting over the year ended 31 December 2003, software has been presented as an intangible fixed asset. The amortisation is included in 'Depreciation of tangible fixed assets and software'. This change has been implemented in the figures retrospectively.

Certain comparative figures have been adjusted for presentation purposes.

Consolidation policies

The Consolidated Financial Statements include the accounts of Buhrmann NV and the companies in which it can exert a controlling influence on the commercial and financial policy (Group companies). Group companies are fully consolidated. Associated companies being participations in which Buhrmann can exert significant influence on the commercial and financial policy are valued at net equity value according to Buhrmann's accounting policies. Other companies are investments in which Buhrmann is unable to exert influence of significance. These companies are valued at cost or lower long-term market value. All inter-company balances and transactions have been eliminated in consolidation. The minority interests are disclosed separately in the Consolidated Statement of Income and in the Consolidated Balance Sheet.

The assets and liabilities of foreign Group companies are translated into euros at the rates prevailing at the Balance Sheet date. The resulting translation differences are recorded directly in shareholders' equity. Translation differences, net of related taxation, arising from long-term loans to Group companies that have the nature of permanent investment, are recorded directly in shareholders' equity. Income Statements of foreign Group companies are translated into euros at the average rates for the reporting period. Translation and exchange differences on loans extended by and swaps entered into with third parties which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are also recorded directly in shareholders' equity.

The results and cash flows of Group companies acquired or disposed of by the Group have been reflected from the date of acquisition or until the date of disposal. This also applies to the results of participations. From the date the control of a Group company or participation has ceased, the difference between the realisable value and the net asset value, including the book value of capitalised goodwill, is recorded in the income statement.
When Group companies and participations are acquired, the difference between the acquisition price and the identified net asset value is recorded as goodwill and is amortised over the expected economic life with a maximum of forty years.

Use of estimates

The Consolidated Financial Statements include amounts that are based on management's best estimate and judgments particularly in the areas of intangible fixed assets, specifically for goodwill impairment, other receivables in respect of rebates from suppliers, provisions for restructuring and integration, provisions for legal proceedings, provisions for pensions, taxation in respect of deferred taxes and currency translation and exchange differences on loans and currency swaps. Estimates are mainly based

Presentation

The Consolidated Statement of Income is presented in an extended format that is more detailed than the models prescribed by the Guidelines for Annual Reporting applicable in the Netherlands. Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

Buhrmann is subject to the reporting requirements for foreign registrants of the Securities and Exchange Commission (SEC) in the United States. Buhrmann files a Form 20-F annually with the SEC, which includes a reconciliation from Dutch GAAP to US GAAP of net result and Group equity. This reconciliation, including a brief explanation of the reconciling items, is included on page 86 in this report. Form 20-F for the year 2003 will be published at a later date than this Annual Report, but not later than 30 June 2004. Form 20-F is made available through Buhrmann's web site (www.buhrmann.com).

Foreign currencies

Accounts receivable, cash and deposits and liabilities denominated in foreign currencies are translated at the rates prevailing on the Balance Sheet date, unless these are reflected in currency forward contracts. In such cases, valuation takes place using a currency forward rate. The resulting translation differences are reflected in the Consolidated Statement of Income.

The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	**31 Dec. 2003**	**Average 2003**	31 Dec. 2002	Average 2002
AUD	1.6802	1.7384	1.8556	1.7365
CAD	1.6234	1.5821	1.6550	1.4828
GBP	0.7048	0.6918	0.6505	0.6287
USD	1.2630	1.1307	1.0487	0.9448

CONSOLIDATED STATEMENT OF INCOME

Net sales

Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax. Equipment sales (machines in the Graphic Systems Division) are recognised after installation. Sales of services are recognised in the period in which the services are rendered.

Cost of trade goods sold

Cost of trade goods sold represents the purchase price of trade goods sold, including duties, insurance and in-bound transportation costs.

Other cost of sales

Other costs of sales mainly comprise out-bound, third-party delivery expenses as well as expenses relating to uncollectable accounts receivable, obsolete inventories, temporary personnel and income from rebates and catalogues. Rebates received from suppliers are accrued into income based on volume and specific vendor programmes. Rebates received or accrued relating to unsold stock at Balance Sheet date are credited to inventories. Catalogue income (net of related costs) is included in income in the period for which the catalogue is in use.

Research and development

Costs of research or similar activities are included in labour and other operating costs when incurred. Costs of development, mainly related to the development of software, are capitalised and after being put into, use amortised over the expected life of the asset.

Exceptional results

During the course of a year, certain events take place that may be viewed as part of a company's normal business operations. These events however, have unique characteristics that set them apart from the company's standard day-to-day operations. These events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the company's operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency these events have been separately disclosed as exceptional results. This type of results used to be reported as extraordinary.

Other financial results

This caption includes:

- The proportional share in the results of associated companies determined in accordance with Buhrmann's accounting policies.
- Dividends received from other participations.
- Results on sale of participations (including divestments of Group companies)

Taxation

The amount of tax included in the Consolidated Statement of Income is based on pre-tax reported income and calculated at current local tax rates, taking into account timing differences and the likelihood of realisation of deferred tax assets and liabilities.

Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carry-forwards. Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the Balance Sheet date. Within tax groups, where the exercise periods permit and is legally enforceable, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the Consolidated Balance Sheet under 'Financial fixed assets', insofar as realisation is more likely than not. The realisation is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under 'Provisions'.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

CONSOLIDATED BALANCE SHEET

Fixed assets

Buhrmann periodically evaluates the carrying value of fixed assets to be held and used when events and circumstances require such a review. The carrying value of a fixed asset is considered impaired when the anticipated accumulated discounted cash flow from such an asset is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the fixed asset. For this purpose the cash flows are discounted at a rate commensurate with the risk involved.

Intangible fixed assets

Goodwill paid after 31 December 1996 is recorded under this heading. The period of amortisation depends on the expected economic life of goodwill with a maximum of forty years. At least annually a goodwill impairment test is performed. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted expected future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference is charged to the income statement as an impairment.
Prior to 1 January 1997 goodwill was written off directly to shareholders' equity.

Costs of the development of software are capitalised and after being put into use, amortised over the expected life of the asset (between 3-5 years).

Tangible fixed assets

Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life.
The depreciation rates are as follows:

Land	No depreciation
Buildings	3-7%
Plant and equipment	5-10%
Other fixed equipment	10-33%

Financial fixed assets

This caption includes:
- Participations, which consist of associated companies and other companies.
- Long-term receivables from participations.
- Costs related to long-term financing. These costs are capitalised and amortised based on repayment of the related loans.
- Deferred taxes insofar as they are long-term in nature (see Taxation).

Inventories

Inventories of trade goods are valued at average historic cost, which includes the purchase price, net of volume related rebates and cash discounts received from suppliers, duties, insurance and in-bound transportation costs. Overhead costs are not included in historic cost. If the market value of trade goods is lower than the historic cost, valuation takes place at market value. A provision for obsolescence is recorded if deemed necessary.

Trade receivables

Trade receivables are stated at face value less a provision for uncollectability, if deemed necessary.

Other receivables

Other receivables are stated against the lower of face value or recoverable amount and include:
- Rebates accrued against other costs of goods sold following the purchase of the goods for resale.
- Catalogue income accrued against other costs of sales.

Minority interests

Minority interests in Group companies are included at net asset value based on Buhrmann's accounting policies.

Provisions

A provision is recognised when the Company has a present obligation to transfer economic benefits as a result of past events. It is probable that such a transfer will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount recognised is the best estimate of the cost required to settle the present obligation at the Balance Sheet date. A present obligation exists when the company has little or no discretion to avoid incurring the expenditure.

The provision for pensions relates to insured and uninsured defined benefit plans accrued at actuarial value. Most defined benefit plans are insured in separate trusts (pension funds) to which Buhrmann makes contributions. For these insured schemes an accrual is only recorded if additional contributions are committed to meet minimum funding levels as defined by local law. The exact amount of the accrual depends on the funding level and the specific financing arrangements.

The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

CONSOLIDATED STATEMENT OF CASH FLOW

The Consolidated Cash Flow Statement is derived from the Statement of Income and other changes between the opening and closing balance sheets in local currencies (the indirect method), translated at average exchange rates. The changes in provisions include movements in provisions for trade receivables and inventories.

Cash flows resulting from exceptional items are accounted for by their nature as cash flows from operating, investing or financing activities.

RATIOS (THESE INCLUDE NON-GAAP MEASURES)

	2003	2002
EXCLUDING EXCEPTIONAL RESULTS (including impairment of goodwill)*		
Results		
Added value before exceptional items	1,859	2,253
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill and exceptional items (EBITDAE)	329	456
Operating result before amortisation and impairment of goodwill and exceptional items (EBITAE)	225	342
Operating result before exceptional items (EBITE)	173	272
Net result from operations before amortisation, impairment of goodwill and exceptional results ('cash earnings')	43	129
Net result from operations before exceptional results	-9	59
Return on sales		
Added value as a % of net sales	23.1%	22.6%
EBITAE as a % of net sales	2.8%	3.4%
EBITE as a % of net sales	2.1%	2.7%
Profitability ('return on capital employed')		
Operating result excluding amortisation and impairment of goodwill and exceptional items as a % of average capital employed excluding goodwill	14.8%	17.3%
Operating result including amortisation and impairment of goodwill as a % of average capital employed including goodwill	5.4%	6.1%
Financing		
EBITDAE divided by net interest charges ('interest coverage ratio')	2.2	2.6
Interest-bearing debt divided by EBITDAE ('leverage ratio')	2.5	3.8
INCLUDING EXCEPTIONAL RESULTS		
Results		
Added value	1,854	2,253
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill (EBITDA)	380	456
Operating result before amortisation and impairment of goodwill (EBITA)	276	342
Operating result (EBIT)	171	-301
Net result from operations before amortisation and impairment of goodwill ('cash earnings')	-27	129
Net result from operations	-132	-514
Return on sales		
Added value as a % of net sales	23.0%	22.6%
EBITA as a % of net sales	3.4%	3.4%
EBIT as a % of net sales	2.1%	-3.0%
Profitability ('return on capital employed')		
Operating result excluding amortisation and impairment of goodwill as a % of average capital employed excluding goodwill	18.1%	17.3%
Operating result including amortisation and impairment of goodwill as a % of average capital employed including goodwill	5.4%	-6.7%
Financing		
EBITDA divided by net interest charges ('interest coverage ratio')	1.6	2.6
Interest-bearing debt divided by EBITDA ('leverage ratio')	2.2	3.8

* DURING THE COURSE OF A YEAR, CERTAIN EVENTS TAKE PLACE THAT MAY BE VIEWED AS PART OF A COMPANY'S NORMAL BUSINESS OPERATIONS. THESE EVENTS HOWEVER, HAVE UNIQUE CHARACTERISTICS THAT SET THEM APART FROM THE COMPANY'S STANDARD DAY-TO-DAY OPERATIONS. THESE EVENTS MAY BE SO INFREQUENT AND OF SUCH A SIZE THAT REPORTING THEM AS EXCEPTIONAL ITEMS PROVIDES THE OPPORTUNITY TO GIVE A MORE OPERATIONALLY ORIENTED VIEW ON THE RESULTS OF THE BUSINESS. OTHER EVENTS, SUCH AS RESTRUCTURINGS ARE SO LARGE AND IMPACT THE COMPANY'S OPERATIONS AND COST STRUCTURE SO SIGNIFICANTLY, THAT REPORTING THEM AS EXCEPTIONAL ITEMS AIMS TO CLARIFY THE EFFECT OF THESE DECISIONS ON THE RESULTS OF OPERATIONS. IN ORDER TO INCREASE TRANSPARENCY THESE EVENTS HAVE BEEN SEPARATELY DISCLOSED AS EXCEPTIONAL RESULTS. THESE RESULTS USED TO BE REPORTED AS EXTRAORDINARY RESULTS. FORMER YEARS ARE UNADJUSTED.

RATIOS (THESE INCLUDE NON-GAAP MEASURES)

	2003	2002
Solvency		
Group equity as a % of total assets	40.4%	33.5%
Interest-bearing debt as a % of group equity ('gearing')	56.3%	95.8%
Basic figures per ordinary share in euro (see note 14)		
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings' per share)	0.08	0.74
Net result including amortisation and impairment of goodwill and exceptional and extraordinary results	-1.23	-4.70
Shareholders' equity	6.09	8.97
Fully diluted figures per ordinary share in euro (see note 14)*		
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings' per share)	0.08	0.74
Net result including amortisation and impairment of goodwill and exceptional and extraordinary results	-1.23	-4.70
Shareholders' equity	6.09	8.97

* A MATHEMATICAL CALCULATION OF THE FULLY DILUTED EARNINGS PER SHARE WOULD BE AS FOLLOWS:		
NET RESULT FROM OPERATIONS EXCLUDING AMORTISATION AND IMPAIRMENT OF GOODWILL AND EXCEPTIONAL RESULTS ('CASH EARNINGS' PER SHARE)	0.19	0.76
NET RESULT INCLUDING AMORTISATION AND IMPAIRMENT OF GOODWILL AND EXCEPTIONAL AND EXTRAORDINARY RESULTS	-0.76	-3.87
SHAREHOLDERS' EQUITY	7.36	10.23

IF FULLY DILUTED EARNINGS PER SHARE ARE MATHEMATICALLY HIGHER THAN BASIC EARNINGS PER SHARE DUE TO THE FACT THAT THE EFFECT OF THE PREFERENCE SHARES C DIVIDEND AND POTENTIAL CONVERSION IS ANTI-DILUTIVE OVERALL, FULLY DILUTED EARNINGS AND EQUITY PER SHARE FOR ACCOUNTING PURPOSES ARE ADJUSTED DOWNWARDS TO BASIC EARNINGS PER SHARE.

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

in millions of euro, unless stated otherwise

		2003	2002
1	**Net sales**		
	NET SALES PER DIVISION		
	Office Products North America	3,939	4,931
	Office Products Europe and Australia	1,479	1,540
	Graphic Systems	369	489
	Sub-total excluding Paper Merchanting	**5,787**	**6,960**
	Paper Merchanting	2,266	2,988
	Total Group	**8,053**	**9,948**
	GEOGRAPHICAL BREAKDOWN OF NET SALES		
	United States	3,667	4,665
	European Union*	3,545	4,487
	Australia and New Zealand	496	419
	Rest of the world	345	377
	Total Group	**8,053**	**9,948**
	* OF WHICH:		
	• THE NETHERLANDS	772	961
	• GERMANY	701	817
	• THE UNITED KINGDOM	884	1,251
2	**Added value**		
	ADDED VALUE PER DIVISION		
	Office Products North America	1,018	1,261
	Office Products Europe and Australia	397	413
	Graphic Systems	85	118
	Sub-total excluding Paper Merchanting	**1,500**	**1,792**
	Paper Merchanting	359	461
	Added value before exceptional costs of sales	1,859	2,253
	Exceptional costs of sales	-5	–
	Total Group	**1,854**	**2,253**

The timing of the recognition of catalogue income for the Office Products Australia Division has been brought fully in line with Buhrmann's accounting policy. This harmonisation has resulted in an exceptional charge of EUR 5 million.

		2003	2002
3	**Labour costs**		
	Wages and salaries	-919	-1,072
	Social security contributions	-155	-188
	Pension schemes	-35	-29
	Other labour costs	-28	-41
	Total	**-1,137**	**-1,330**

The remuneration and loans of the members of the Executive Board and Supervisory Board are exemplified in the Remuneration Report included in Other Information (page 101).

	2003	2002
Number of employees at year-end	**17,832**	**24,858**
Average number of employees		
NUMBER OF EMPLOYEES PER DIVISION		
Office Products North America	11,463	13,000
Office Products Europe and Australia	5,947	6,124
Graphic Systems	1,132	1,153
Holdings	72	73
Sub-total excluding Paper Merchanting	**18,614**	**20,350**
Paper Merchanting	4,453	5,634
Total Group	**23,067**	**25,984**

	2003	2002
GEOGRAPHICAL BREAKDOWN OF AVERAGE NUMBER OF EMPLOYEES		
United States	10,711	12,285
European Union*	9,142	10,491
Australia and New Zealand	1,793	1,507
Rest of the world	1,421	1,701
Total Group	**23,067**	**25,984**
* OF WHICH:		
• THE NETHERLANDS	2,039	2,444
• GERMANY	2,217	2,527
• THE UNITED KINGDOM	1,852	2,333

4 Other operating costs		
Rent and maintenance costs	-121	-140
General management costs	-177	-209
Other operating costs	-95	-118
Total	**-393**	**-467**

Costs of research were insignificant in the years 2003 and 2002.

5 Exceptional operating results		
Indemnity payments received	58	–
Other	-2	–
Total	**56**	**–**

Indemnity payments:
Buhrmann was involved in an arbitration case initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares in the capital of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of that company in the closing Balance Sheet at the time of the acquisition. An indemnity payment of EUR 79 million was awarded to Buhrmann as the outcome of this arbitration case. After deduction of costs, this resulted in an exceptional operating profit of EUR 58 million.

Other:
The exceptional loss of EUR 2 million is the result of a reassessment of the 2002 restructuring charge for lease commitments of vacant properties in the Office Products North America Division (EUR 6 million), additional restructuring charges in the Office Products Europe Division (EUR 3 million) and the Graphic Systems Division (EUR 1 million). These charges were partly offset by a reassessment of restructuring commitments for the Paper Merchanting Division related to revised numbers of redundancies and a continuation of property usage which were included in the 2002 restructuring charge (EUR 8 million).

6 Depreciation of tangible fixed assets and software		
DEPRECIATION PER DIVISION		
Office Products North America	-63	-69
Office Products Europe and Australia	-20	-20
Graphic Systems	-4	-4
Holdings	–	–
Sub-total excluding Paper Merchanting	**-87**	**-93**
Paper Merchanting	-17	-21
Total Group	**-104**	**-114**
GEOGRAPHICAL BREAKDOWN OF DEPRECIATION		
United States	-61	-67
European Union*	-36	-38
Australia and New Zealand	-4	-3
Rest of the world	-3	-6
Total Group	**-104**	**-114**
* OF WHICH:		
• THE NETHERLANDS	-11	-12

	2003	2002
Net investments in tangible fixed assets and software		
INVESTMENTS PER DIVISION		
Office Products North America	40	62
Office Products Europe and Australia	22	21
Graphic Systems	6	5
Holdings	–	–
Sub-total excluding Paper Merchanting	**68**	**88**
Paper Merchanting	11	19
Total Group	**79**	**107**
GEOGRAPHICAL BREAKDOWN OF INVESTMENTS		
United States	38	63
European Union*	31	33
Australia and New Zealand	7	8
Rest of the world	3	3
Total Group	**79**	**107**
* OF WHICH:		
• THE NETHERLANDS	13	17
• GERMANY	2	2
• THE UNITED KINGDOM	5	5

		2003	2002
7	**Impairment of goodwill**	**-53**	**-573**

At least annually a goodwill impairment test is performed to determine whether a write-off for permanent diminution in value needs to be recorded. An organic decline of sales leading to a reduced level of profitability for our Office Products Europe Division primarily caused an impairment of goodwill for the Division of EUR 53 million in 2003 (based on a discounting rate of 7.55%).

A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in higher cost of capital, caused a decline in the calculated fair value of our businesses. As the fair value (based on a discounting rate of 7.0%) of the relevant businesses was lower than the book value, an impairment of goodwill in the amount of EUR 577 million in total was recognised in 2002 (Office Products North America EUR 423 million, Office Products Europe EUR 124 million and Paper Merchanting EUR 26 million).

		2003	2002
8	**Operating result**		
	OPERATING RESULT BEFORE AMORTISATION OF GOODWILL AND EXCEPTIONAL RESULTS PER DIVISION (EBITAE)		
	Office Products North America	159	197
	Office Products Europe and Australia	45	64
	Graphic Systems	-12	23
	Holdings	-16	-16
	Sub-total excluding Paper Merchanting	**176**	**268**
	Paper Merchanting	49	74
	EBITAE Total Group	**225**	**342**
	Amortisation of goodwill	-52	-70
	EBITE Total Group	**173**	**272**
	Exceptional results	51	–
	Impairment of goodwill	-53	-573
	Operating result after amortisation and impairment of goodwill (EBIT)	**171**	**-301**
	OPERATING RESULT (EBIT) PER DIVISION		
	Office Products North America	115	-273
	Office Products Europe and Australia	-23	-75
	Graphic Systems	-13	23
	Holdings	37	-20
	Sub-total excluding Paper Merchanting	**116**	**-345**

	2003	2002
GEOGRAPHICAL BREAKDOWN OF OPERATING RESULT (EBIT)		
United States	96	-296
European Union*	24	-55
Australia and New Zealand	31	33
Rest of the world	20	17
Total	**171**	**-301**
* OF WHICH:		
• THE NETHERLANDS (INCLUDING THE HOLDINGS)	–	33
• GERMANY	-10	-15
• THE UNITED KINGDOM	22	28

9 **Total financing costs**

	2003	2002
Net financing costs:		
Interest charges	-144	-182
Foreign exchange differences	-3	5
Amortisation of capitalised financing costs	-14	-22
Total before exceptional results	**-161**	**-199**

As a result of the sale of the Paper Merchanting Division and the subsequent early redemption of debt and the refinancing carried out in the fourth quarter of 2003, the following exceptional financing results were recorded:

	2003	2002
Exceptional financing costs:		
Impairment capitalised financing fees	-53	–
Refinancing related advisory fees	-5	–
Exchange rate differences	2	–
Costs unwinding interest rate swaps (IRS)	-40	–
Total exceptional financing results	**-96**	–
Total financing costs	**-257**	**-199**

10 **Total other financial results**

	2003	2002
Other financial results	1	16

Results from participations and other financial results in 2002 comprise the share in the result of a 25% participation in an Italian paper merchant of EUR 3 million and the release of EUR 13 million of a provision for uncollectability of loan notes. The loan notes were early redeemed in 2002.

	2003	2002
Exceptional other financial results	-103	–

The divestment of the Paper Merchanting Division in 2003 resulted in Exceptional other financial results of EUR 112 million. The sale of DocVision in the second quarter of 2003 resulted in a book profit of EUR 7 million. EUR 2 million profit was the result of a release of provisions related to former divestments which were no longer needed.

Effective 31 October 2003, Buhrmann completed the sale of the Paper Merchanting Division to PaperlinX Limited. The consideration for the sale was EUR 706 million. As the sale was made on a debt-free and cash-free basis, the consideration was reduced by EUR 6 million. Under the terms of the final purchase agreement, there were certain agreed purchase price adjustments mainly related to the net asset value of the Paper Merchanting Division, pensions and restructuring. These purchase price adjustments resulted in a further reduction of the purchase price of EUR 63 million. In addition, a provision for warranties is included in the results as Buhrmann has indemnified PaperlinX for certain existing claims as at 31 October 2003. The final amounts arising from these adjustments are subject to final agreement with PaperlinX and might change. Furthermore, the purchase price might be increased for an amount up to EUR 26 million depending on the results of the Paper Merchanting Division for 2003. This potential deferred compensation is not included in the reported loss of EUR 112 million on the sale of the Paper Merchanting Division in 2003, which is summarised in the table below (in millions of euro):

Consideration	706
less:	
Net debt and cash adjustment	-6
Other purchase price adjustments	-63
Net	**637**
Net asset value Paper Merchanting Division as at 31 October 2003:	
Shareholders' equity (net)	625
Goodwill	97
Net debt and cash	-6
	716
Book result	-79
Transaction fees	-15
Warranties	-18
Total result (loss)	**-112**

11 Total taxes

Buhrmann's international operations are subject to profit taxes of different jurisdictions with varying statutory tax rates.

Buhrmann's effective tax rate on result from operations was 12.5% in 2003, compared to 12.2% in 2002. The effective tax rate is determined based on the ratio of 'taxes on result from operations' to the amount of result from operations before amortisation, impairment of goodwill and exceptional results. For reporting purposes, total tax as per the Statement of Income has been allocated between the Netherlands and abroad.

In 2003 exceptional (non-cash) tax benefits of EUR 76 million were recorded. Following the receipt of the aforementioned indemnity payment, a tax benefit of EUR 30 million was acknowledged resulting from the release of a valuation allowance regarding the former Information Systems Division (France). The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in a EUR 8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalised financing fees resulting in the acknowledging of a tax asset of EUR 11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of EUR 15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of EUR 10 million.

The split of result before amortisation and impairment of goodwill and exceptional results is as follows:		2003		2002
Result from operations before taxes		-86		-500
Exceptional costs of sales	5		–	
Exceptional operating result	-56		–	
Amortisation of goodwill	52		70	
Impairment of goodwill	53		573	
Exceptional financing costs	96		–	
Total add-back		150		643
Taxable result before exceptional items		**64**		**143**
ORDINARY OPERATIONS				
The Netherlands	57		86	
Foreign	7		57	
		64		143
EXCEPTIONAL RESULTS 2003 / EXTRAORDINARY RESULTS 2002				
The Netherlands	38		5	
Foreign	-83		-108	

The allocation of taxes as per Consolidated Statement of Income is as follows:	2003		2002	
ORDINARY OPERATIONS				
The Netherlands	-14		-16	
Foreign	6		-2	
		-8		-18
EXCEPTIONAL RESULTS 2003 / EXTRAORDINARY RESULTS 2002				
The Netherlands	22		1	
Foreign	54		28	
		76		29
Total taxes		**68**		**11**

A reconciliation from the Dutch statutory tax rate to Buhrmann's weighted average statutory tax rate and effective tax rate is as follows:

	2003	2002
Statutory rate in the Netherlands	34.5%	34.5%
Tax rate differential resulting from geographical mix	-6.6%	-8.9%
Weighted average statutory tax rate	27.9%	25.6%
Changes in deferred tax assets and allowances	-3.6%	-5.3%
Other (including exempt income, non-deductible expenses and incentives)	-11.8%	-8.1%
Effective tax rate	**12.5%**	**12.2%**

IN A NUMBER OF COUNTRIES, RESPECTIVELY TAX UNITS SPECIFIC TAX LOSS CARRY-FORWARDS (EUR 200 MILLION) ARE KEPT WHICH HAVE NOT BEEN VALUED, OFTEN DUE TO THE SPECIFIC CIRCUMSTANCES UNDER WHICH THEY CAN BE UTILISED.

12 Total minority interests

Minority interest reflects mainly the 48% third parties shareholding in our Office Products Division in Australia.

13 Extraordinary results after tax

Extraordinary income in 2002 of EUR 10 million consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 of EUR 113 million includes a charge of EUR 111 million relating to both restructuring measures of EUR 60 million and non-cash write-offs on IT and distribution infrastructure of EUR 51 million. A tax benefit of EUR 29 million related to these charges was taken into account.

14 Earnings per share

Basic earnings per share are calculated by dividing result after deduction of dividend on preference shares by the weighted average number of ordinary shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 33 million and EUR 32 million in 2003 and 2002, respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the average exercise price during the financial year. The calculation of basic and fully diluted earnings per ordinary share is as follows (in millions of euro, except per share data):

	2003	2002
Calculation basic earnings per share		
Net result	-132	-588
Less: dividends on Preference Shares A and C	-33	-32
C-Net result after deduction of dividend on preference shares	-165	-620
Exceptional results	70	–
Extraordinary results	–	74
B-Net result before exceptional and extraordinary results after deduction of dividend on preference shares	-95	-546
Amortisation and impairment of goodwill	105	643
A-Net result before exceptional and extraordinary results, before amortisation and impairment of goodwill after deduction of dividend on preference shares	10	97
Weighted average number of ordinary shares outstanding (in thousands)	134,653	131,818
Basic earnings per share		
A-Net result before exceptional and extraordinary results, amortisation and impairment of goodwill	0.08	0.74
B-Net result before exceptional and extraordinary results after amortisation and impairment of goodwill	-0.70	-4.14
C-Net result including exceptional and extraordinary results, amortisation and impairment of goodwill	-1.23	-4.70
Calculation fully diluted earnings per share		
Net result	-132	-588
Add-back: interest Convertible Bonds	2	–
Less: dividends on Preference Shares A	-11	-11
C-Net result after deduction of dividend on preference shares after assuming dilution	-141	-599
Exceptional results	70	–
Extraordinary results	–	74
B-Net result before exceptional and extraordinary results after deduction of dividend on preference shares after assuming dilution	-71	-525
Amortisation and impairment of goodwill	105	643
A-Net result before exceptional and extraordinary results, amortisation and impairment of goodwill after deduction of dividend on preference shares after assuming dilution	34	118
Calculation weighted average number of ordinary shares outstanding on fully diluted basis (in thousands):		
Weighted average number of ordinary shares outstanding	134,653	131,818
Conversion of Bonds [1]	13,669	–
Conversion of Preference Shares C [2]	35,658	23,157
Exercise of option rights [3]	651	–
	184,630	154,975

	2003	2002
Fully diluted earnings per share*		
A-Net result before exceptional and extraordinary results, amortisation and impairment of goodwill	0.08	0.74
B-Net result before exceptional and extraordinary results after amortisation and impairment of goodwill	-0.70	-4.14
C-Net result including exceptional and extraordinary results, amortisation and impairment of goodwill	-1.23	-4.70

* A MATHEMATICAL CALCULATION OF THE FULLY DILUTED EARNINGS PER SHARE WOULD BE AS FOLLOWS:

	2003	2002
A-NET RESULT BEFORE EXCEPTIONAL AND EXTRAORDINARY RESULTS AND AMORTISATION AND IMPAIRMENT OF GOODWILL	0.19	0.76
B-NET RESULT BEFORE EXCEPTIONAL AND EXTRAORDINARY RESULTS AFTER AMORTISATION AND IMPAIRMENT OF GOODWILL	-0.38	-3.39
C-NET RESULT INCLUDING EXCEPTIONAL AND EXTRAORDINARY RESULTS, AMORTISATION AND IMPAIRMENT OF GOODWILL	-0.76	-3.87

AS FULLY DILUTED EARNINGS PER SHARE FIGURES ARE HIGHER THAN BASIC EARNINGS PER SHARE, FULLY DILUTED EARNINGS PER SHARE ARE ADJUSTED DOWNWARDS TO BASIC EARNINGS PER SHARE.

[1] **SUBORDINATED CONVERTIBLE BOND**

A 7-YEAR SUBORDINATED CONVERTIBLE BOND LOAN WITH LISTING AT THE EURONEXT EXCHANGE IN AMSTERDAM WAS ISSUED IN 2003 FOR THE AMOUNT OF EUR 114.819.000, WITH A COUPON OF 2%. THE BONDS ARE CONVERTIBLE IN BUHRMANN ORDINARY SHARES AT A CONVERSION PRICE OF EUR 8.40 PER SHARE, RESULTING IN 13,669 (IN THOUSANDS) ORDINARY SHARES .

[2] **PREFERENCE SHARES C**

THE DILUTION RESULTING FROM CONVERSION OF THE PREFERENCE SHARES C IS CALCULATED ON THE BASIS OF THE STATUTORY CONVERSION PRICE TAKING INTO ACCOUNT THE DIVIDEND ON THESE SHARES OVER THE LAST BOOK YEAR. THE CONVERSION PRICE AMOUNTED TO EUR 11.9318 AT THE END OF 2003 (2002 EUR 17.4325). THE NUMBER OF ORDINARY SHARES OBTAINED FROM CONVERSION IS CALCULATED BY DIVIDING THE PAID-IN VALUE OF USD 10,000 PER SHARE BY THE CONVERSION PRICE ON THE BASIS OF THE FIXED EXCHANGE RATE EURO=USD 1.02547. AT YEAR-END 2003, 41,396 PREFERENCE SHARES C (2002 YEAR-END 39,280) WERE OUTSTANDING ENTITLED TO A DIVIDEND OF 2,232 NEW PREFERENCE SHARES C.

[3] **OPTION RIGHTS**

THE CALCULATION IS BASED ON THE ASSUMPTION THAT THE PROCEEDS RESULTING FROM THE EXERCISE OF OPTIONS ARE USED TO ACQUIRE SHARES ON THE STOCK MARKET. IN CASE THE MARKET PRICE IS HIGHER THAN THE EXERCISE PRICE, DILUTION OCCURS. IN CASE THE EXERCISE PRICE IS HIGHER THAN THE MARKET PRICE, NO DILUTION OCCURS. FOR 2003 YEAR-END THE FOLLOWING CALCULATION WAS MADE:

OPTIONS IN THE MONEY: OPTIONS GRANTED IN 2003 AT AN AVERAGE EXERCISE PRICE OF	EUR	2.87	**A**
AVERAGE MARKET PRICE ORDINARY SHARE BUHRMANN	EUR	5.16	**B**
NUMBER OF OPTIONS GRANTED IN 2003 OUTSTANDING AT YEAR-END 2003		1,467,067	**C**
THEORETICAL PROCEEDS FROM EXERCISE OF OPTIONS	EUR	4,212,823	**D=CxA**
THEORETICAL PURCHASE TREASURY STOCK AT AVERAGE MARKET PRICE		816,358	**E=D/B**
THEORETICAL INCREASE IN OUTSTANDING SHARES		650,709	**F=C-E**

in millions of euro, unless stated otherwise

15 Intangible fixed assets

The changes in intangible fixed assets are as follows:

	Total	Goodwill	Software
BALANCE AS OF 31 DECEMBER 2002			
Cost	2,566	2,566	–
Accumulated amortisation	-205	-205	–
Accumulated impairment	-573	-573	–
Reclassification software from tangible fixed assets:			
• Cost	299	–	299
• Accumulated depreciation	-148	–	-148
Book value	**1,939**	**1,788**	**151**
Changes in consolidation	-107	-97	-10
Net investment	48	7	41
Amortisation	-101	-52	-49
Impairment	-53	-53	–
Release provisions (net of tax)	-6	-6	–
Reclassification	5	–	5
Translation differences	-207	-187	-20
Total changes	**-421**	**-388**	**-33**
BALANCE AS OF 31 DECEMBER 2003			
Cost	2,459	2,137	322
Accumulated amortisation	-442	-238	-204
Accumulated impairment	-499	-499	–
Book value	**1,518**	**1,400**	**118**

The goodwill paid for companies acquired is (generally) amortised over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realised. This is based on the following characteristics of the business:

- The high entry barriers and sales and information technology to acquire a major position in the relevant markets. This is explained by a combination of high customer loyalty, the extensiveness of the distribution network and the substantial benefits of scale in purchasing.
- The relatively low investment required to subsequently maintain established market positions.
- The large number of suppliers and customers, none of whom individually has a major impact on Buhrmann.

At least annually a goodwill impairment test is performed to determine whether a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated based on discounted future cash flows, which is compared to the book value, including goodwill.

An organic decline of sales leading to a reduced level of profitability for our Office Products Europe Division caused a reduction in the calculated fair value of that business. Since this fair value was lower than the book value, an impairment of goodwill of EUR 53 million for Office Products Europe Division was recognised in 2003.

16 Tangible fixed assets

The changes in tangible fixed assets are as follows:

	Total	Land and buildings	Machinery and equipment	Other equipment	Prepayments and under construction
BALANCE AS OF 31 DEC. 2002					
Cost	1,250	405	317	510	18
Accumulated depreciation	-658	-143	-198	-317	–
Reclassification software to intangible fixed assets:					
• Cost	-299	–	–	-299	–
• Accumulated depreciation	148	–	–	148	–
Book value	**441**	**262**	**119**	**42**	**18**
Net investments	38	–	25	3	10
Depreciation	-56	-14	-25	-17	–
Changes in consolidation	-152	-121	-25	-6	–
Reclassification	-5	-1	-14	10	–
Translation differences	-33	-19	-10	-1	-3
Total changes	**-208**	**-155**	**-49**	**-11**	**7**
Balance as of 31 Dec. 2003					
Cost	501	173	189	114	25
Accumulated depreciation	-268	-66	-119	-83	–
Book value	**233**	**107**	**70**	**31**	**25**

17 Financial fixed assets

The changes in financial fixed assets are as follows:

	Total	Partici-pations	Financial receivables	Capitalised financing fees	Deferred taxes
BOOK VALUE 31 DEC. 2002	481	18	38	80	345
Result from participations and other financial results	1	1	–	–	–
Changes in consolidation	-11	-11	–	–	–
Investments/capitalised costs	22	-1	1	22	–
Received indemnity payment	-18	–	-18	–	–
Transfers deferred tax liabilities	27	–	–	–	27
Transfer to short-term	-1	–	–	–	-1
Amortisation of financing fees	-14	–	–	-14	–
Impairment of financing fees	-53	–	–	-53	–
Addition in benefit of result	62	–	–	–	62
Translation differences	-75	-1	-2	-5	-67
Book value 31 Dec. 2003	**421**	**6**	**19**	**30**	**366**

Financial receivables relate to various claims and receivables resulting from acquisitions and divestments with a long-term nature.

Financing fees are the capitalised costs related to the issuance and contractual efforts for the various components of the debt. The capitalised financing fees are amortised over the duration of the related debt instrument. During 2003, an impairment amounting to EUR 53 million was recorded as a result of debt reduction following the sale of the Paper Merchanting Division (EUR 23 million) and the refinancing of the previous Credit Facility (EUR 30 million). Fees incurred in the refinancing for the Subordinated Convertible Bond and the Senior Secured Credit Facility amounted to EUR 22 million.

Deferred tax assets are detailed in note 24 hereafter.

18 Inventories of trade goods

	31 Dec. 2003	31 Dec. 2002
Inventories of trade goods	423	683

Inventories are net of rebates and a provision for obsolescence. The changes in this provision are as follows:

BALANCE AT BEGINNING OF YEAR	51	56
Changes in consolidation	-7	-2
Utilisation / Release	-12	-14
Charges to Statement of Income	10	13
Translation differences	-1	-2
Balance at year-end	**41**	**51**

19 Receivables

	31 December 2003		31 December 2002	
TRADE RECEIVABLES		736		1,507
OTHER RECEIVABLES				
Accrued income	126		199	
Other prepayments and accruals	57		96	
Financial receivables and accruals	18		26	
		201		321
Total receivables		**937**		**1,828**

Of the total receivables of EUR 937 million, an amount of EUR 1 million will mature after more than one year (2002: EUR 1 million).

As per 31 December 2003, trade receivables of EUR 248 million were pledged under the trade receivables securitisation programme (2002: EUR 563 million). These receivables and related borrowings are included in the Consolidated Balance Sheet (see note 22).

Trade receivables are net of a provision for uncollectability. The changes in this provision were as follows:

	2003	2002
BALANCE AT BEGINNING OF YEAR	51	58
Consolidation / deconsolidation	-19	–
Utilisation / Release	-9	-31
Charges to Statement of Income	10	29
Translation differences	-3	-5
Balance at year-end	**30**	**51**

Accrued income consists mainly of accrued vendor rebates and catalogue income.
Other prepayments and accruals include among others prepayments for labour costs and operating costs (such as rent and insurance premiums).
Financial receivables and accruals relate to accruals for interest and profit tax.

20 Working capital

	31 Dec. 2003	31 Dec. 2002
Inventory	423	683
Trade receivables	736	1,507
Accrued income	126	199
Other prepayments and accruals	57	96
Trade liabilities	-644	-1,064
Other payables and accruals	-243	-318
Total	**456**	**1,103**

21 Capital employed

	31 Dec. 2003	31 Dec. 2002
Tangible fixed assets	233	441
Software	118	151
Working capital	456	1,103
Capital employed before goodwill	807	1,695
Goodwill	1,400	1,788
Total capital employed including goodwill	**2,207**	**3,483**
CAPITAL EMPLOYED BEFORE GOODWILL PER DIVISION		
Office Products North America	553	731
Office Products Europe and Australia	162	193
Graphic Systems	108	116
Holdings	-16	1
Sub-total excluding Paper Merchanting	**807**	**1,041**
Paper Merchanting	–	654
Total Group	**807**	**1,695**
GEOGRAPHICAL BREAKDOWN OF CAPITAL EMPLOYED BEFORE GOODWILL		
United States	508	701
European Union*	220	865
Australia and New Zealand	42	39
Rest of the world	37	90
Total	**807**	**1,695**
* OF WHICH:		
• THE NETHERLANDS	31	211
• GERMANY	43	115
• THE UNITED KINGDOM	9	225

Total assets

	31 Dec. 2003	31 Dec. 2002
TOTAL ASSETS PER DIVISION		
Office Products North America	2,494	3,088
Office Products Europe and Australia	619	695
Graphic Systems	219	240
Holdings	345	231
Sub-total excluding Paper Merchanting	**3,677**	**4,254**
Paper Merchanting	–	1,155
Total Group	**3,677**	**5,409**
GEOGRAPHICAL BREAKDOWN OF TOTAL ASSETS		
United States	2,421	2,955
European Union*	800	1,970
Australia and New Zealand	375	330
Rest of the world	81	154
Total	**3,677**	**5,409**
* OF WHICH:		
• THE NETHERLANDS	153	347
• GERMANY	80	201
• THE UNITED KINGDOM	39	476

Total liabilities

	31 Dec. 2003	31 Dec. 2002
TOTAL LIABILITIES PER DIVISION		
Office Products North America	597	775
Office Products Europe and Australia	266	288
Graphic Systems	113	130
Holdings	1,217	1,963
Sub-total excluding Paper Merchanting	**2,193**	**3,156**
Paper Merchanting	–	442
Total Group	**2,193**	**3,598**

GEOGRAPHICAL BREAKDOWN OF TOTAL LIABILITIES		
United States	1,444	2,346
European Union *	640	1,086
Australia and New Zealand	87	71
Rest of the world	22	95
Total	**2,193**	**3,598**
* OF WHICH:		
• THE NETHERLANDS (INCLUDING THE HOLDINGS)	314	158
• GERMANY	46	102
• THE UNITED KINGDOM	42	165

22 Group equity

The changes in 2002 and 2003 in Group equity are as follows:

	Total	Shareholders' equity	Minority interests
POSITION AT 31 DECEMBER 2001	2,671	2,634	37
Dividend ordinary shares for 2001	-10	-10	–
Result 2002	-588	-588	–
Accrual dividend Preference Shares A for 2002	-11	-11	–
Dividend payment third parties	-5	–	-5
Minority share	12	–	12
Translation differences (net of taxes)	-258	-255	-3
Position at 31 December 2002	**1,811**	**1,770**	**41**
Dividend ordinary shares for 2002	-4	-4	–
Share issue	6	6	–
Result 2003	-132	-132	–
Accrual dividend Preference Shares A for 2003	-11	-11	–
Consolidation / deconsolidation	-2	–	-2
Dividend payment third parties	-7	–	-7
Minority share	12	–	12
Translation differences (net of taxes)	-189	-193	4
Position at 31 December 2003	**1,484**	**1,436**	**48**

For further details of the changes in shareholders' equity, see the notes on the Company Balance Sheet (page 90). Minority interest mainly relates to the 48% share of third parties in Corporate Express Australia LTD. These shares are publicly traded on the Australian Stock Exchange.

23 Provisions

The changes in provisions are as follows:

				Other provisions	
	Total	Deferred taxes	Pensions	Integration and restructuring	Other
POSITION AT 31 DECEMBER 2002					
- Long-term	**337**	**221**	**26**	**42**	**48**
- Short-term	71	–	–	66	5
Total provision	408	221	26	108	53
Consolidation / deconsolidation	-18	–	-9	-6	-3
Payments	-59	–	-1	-50	-8
Additions charged to result	52	1	2	10	39
Releases to result	-51	-37	–	-8	-6
Releases to goodwill	-9	–	–	-9	–
Transfer deferred tax assets	27	27	–	–	–
Allocation tax from other provisions	–	-14	–	–	14
Translation differences	-24	-21	–	-3	–
Total changes	**-82**	**-44**	**-8**	**-66**	**36**
Position at 31 december 2003					
- Long-term	**274**	**177**	**18**	**11**	**68**
- Short-term	52	–	–	31	21
Total provision	326	177	18	42	89

The balance at 31 December for the long-term part of the provisions reflects amounts payable after more than one year. Amounts payable within one year are recorded as current liabilities.

The provision for pensions at 31 December 2003 and 2002 primarily relates to obligations regarding uninsured defined benefit plans. Except for defined contribution plans and government schemes a number of defined benefit plans are in place most notably in the Netherlands and the United Kingdom. For these countries the defined benefit plans are insured in separate trusts (pension funds). Premiums and other contributions paid to these funds are included in labour costs. In case these (non-consolidated) funds require additional contributions due to local statutory minimum funding requirements, a provision is recorded.

Provisions for integration and restructuring mainly relate to the cost saving restructuring measures in the Office Products operations in North America and Europe. During 2003, EUR 50 million was spent. The additions amounted to EUR 10 million and resulted from new restructuring for the Office Products Division Europe and the Graphic Systems Division and a reassessment of lease obligations for vacant properties for the Office Products North America Division offset by reduced redundancy costs and continuing usage of properties.

Other provisions include primarily warranties regarding product liability, provisions for indemnifications and various other contractual risks.

24 Deferred taxes

The components of deferred tax assets and deferred tax liabilities are as follows:

	2003	2002
Loss carry-forwards	1,078	1,427
DEFERRED TAX ASSETS		
Tax loss carry-forwards	420	565
Temporary differences	57	–
Nominal deferred tax asset	477	565
Valuation allowances	-111	-220
Deferred tax asset (under Financial Fixed Assets)	**366**	**345**
DEFERRED TAX LIABILITIES		
Fixed assets	-115	-114
Other	-62	-107
Deferred liabilities (under Provisions)	**-177**	**-221**

Buhrmann has operating loss carry-forwards at 31 December 2003 of approximately EUR 1,078 million. Expiration is as follows (in millions of euro):

2004 to 2017	–
2018 to 2021	236
Beyond 2021 and unlimited	842
	1,078

25 Long-term liabilities

	Total	**31 Dec. 2003 > 5 years**	Total	31 Dec. 2002 > 5 years
SUBORDINATED LOANS				
Convertible Bond	115	115	–	–
High Yield Bond	277	277	334	334
	392	**392**	**334**	**334**
OTHER LOANS				
Term Loans A	112	27	528	–
Term Loans B	347	333	509	–
Revolver	–	–	44	–
Securitised Notes	79	–	260	–
Other	19	3	3	3
	557	**363**	**1,344**	**3**
	949	**755**	**1,678**	**337**

High Yield Bond

A 10-year SEC registered, Subordinated Bond Loan was issued in 1999 for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on 1 November 2009. Buhrmann has the option to redeem this loan sooner, but not before 1 November 2004. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par (starting per 1 November 2004 at 106.25%, decreasing annually). The market value of the High Yield Bond at 31 December 2003 amounted to USD 392 (EUR 310 million) and at 31 December 2002 USD 327 million (EUR 312 million).

Convertible Bond

A 7-year Subordinated Convertible Bond Loan with listing at the Amsterdam Stock Exchange was issued in 2003 for the amount of EUR 115 million, with a coupon of 2% payable annually on 18 June. The bonds are convertible in Buhrmann ordinary shares at conversion price of EUR 8.40 per share. This loan must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the loan after 9 July 2008 if the official closing price of Buhrmann's ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The Convertible Bonds were issued at par. The market value of the Convertible Bond at 31 December 2003 amounted to EUR 121 million.

Senior Secured Credit Facility (Term Loans A, B and Revolver)

The Senior Secured Credit Facility was arranged in 2003 and funded on 31 December 2003. The facility consists of 'Term Loans A' of EUR 120 million, and 'Term Loans B' with tranches of EUR 50 million and USD 380 million plus a working capital facility of EUR 255 million (Revolver). The security provided for the Senior Secured Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. The interest rate margins vary with the leverage ratio (pricing grid). The initial margins are for both the working capital facility and the 'Term Loans A' 2.50% and for the 'Term Loans B' 2.75%. The working capital facility carries a 0.75% charge for the undrawn balance. The documentation of the credit facility allows for an increase in the working capital facility as well as increases in term loans subject to meeting certain conditions such as a maximum leverage ratio. This might allow the company to raise funding for refinancing other components of the capital structure such as the High Yield Bond.

The market value of the Senior Secured Credit Facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent.

The Senior Secured Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific minimum or maximum financial ratios ('covenants') must be met such as:

Interest coverage ratio:	EBITDA/Interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/fixed charges
Leverage ratio:	Indebtedness/EBITDA

The definitions of certain accounting numbers for covenant calculation purposes (e.g. EBITDA, exceptional items, indebtedness) may differ from figures as published in these Financial Statements due to specific contractual arrangements. Also, profit and loss items for use in covenants are calculated on a rolling twelve monthly basis. More detailed information on the covenant levels is available on the website of Buhrmann. The actual covenant ratios at 31 December 2003 comply with the threshold ratios as per loan covenants.

Short- and Medium-term Securitised Notes

Funds are raised by pledging trade receivables from certain Buhrmann entities in the Netherlands, and USA as security for short-term and medium-term borrowings in the form of Short-term Notes and starting in 2002 also in the form of Medium-term Notes. At year-end 2003 EUR 248 million of trade receivables were pledged (see also note 19 on Receivables). In 2003 the GBP denominated Medium-term Notes were redeemed because the receivables pledged related to the divested Paper Merchanting Division. The average interest margin, including issuers cost, is approximately 0.50% over LIBOR.

Short-term Notes are issued in EUR and USD, reflecting the currency of the pledged receivables. The amount of Short-term Notes outstanding fluctuates with liquidity requirements and the advance rate calculated under the programme. The maximum amount of Short-term Notes outstanding during 2003 was EUR 69 million. To ensure availability of refinancing for the notes, a back-up liquidity facility has been arranged.

The market value of these notes, due to the nature of the programme, approximate their book value.

Breakdown of long-term debt by currency

	31 Dec. 2003	31 Dec. 2002
As issued		
EUR	280	435
USD	666	1,076
Other	3	167
	949	**1,678**
After hedging with forward exchange and currency swaps		
EUR	225	479
USD	693	1,082
Other currencies	31	117
	949	**1,678**

Buhrmann aims to incur gross debt by currency after hedges approximately in proportion to the forecasted split of EBITDAE over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann's forward foreign exchange and currency swap contracts at 31 December 2003

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Buy GBP/sell EUR	< 1 year	0.71	12	0.0
Buy EUR/sell SEK	< 1 year	9.12	38	-0.2
Buy EUR/sell USD	< 1 year	1.25	27	0.3
Buy EUR/sell GBP	< 1 year	1.42	2	0.0
			79	**0.1**

The total market value of the forward foreign exchange and currency swap contracts at 31 December 2003 was less than EUR 1 million (2002: EUR 1 million).

Breakdown of long-term debt by interest profile	Fixed	%	31 Dec. 2003 Floating	%
Bond Loans	392	41%	–	0%
Private Loans and bank overdrafts	3	0%	554	58%
	395	42%	554	58%
Interest swaps > 1 year	238		-238	
Total	**632**	67%	**317**	33%

Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy. On 31 December 2003, the fixed percentage of 67% is below the target of 75%.

Buhrmann's Interest Rate Swap (IRS) contracts at 31 December 2003

IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	150	4.80%	-3.7
Sub-total A	150		-3.7

IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	139	1.88%	-0.5
< 2 years	139	2.33%	-0.3
< 3 years	40	2.74%	0.0
< 5 years	59	5.64%	-5.3
Sub-total B	376		-6.0
Total A+B	**526**		**-9.7**

The total market value at 31 December 2003 of the interest rate swap contracts was EUR 10 million negative (2002: EUR 77 million negative).

The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the Balance Sheet date, and is included in the tables above.

Effective interest rate
The average blended effective interest rate, including margin, was 9.1% in 2003 and 8.6% in 2002.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans B	Other	Total redemption
Short-term	2004	8	4	21	32
Long-term	2005	16	4	15	35
	2006	16	4	–	20
	2007	26	4	79	109
	2008	26	4	–	30
	2009	27	4	280	310
	2010	–	330	115	445
Total		**120**	**351**	**510**	**981**

The instalments in 2004 of EUR 12 million for both Term Loans A and B fall due in March, June, September and December. Other includes the High Yield Bond, Revolver and Medium-term Securitised Notes. There were no Short-term Securitised Notes outstanding at 31 December 2003. The average remaining term of Long-term debt is approximately 6 years.

26 Other liabilities

	31 Dec. 2003	31 Dec. 2002
Taxes and social security contributions	59	104
Advance payments on orders	10	9
Short-term provisions	21	5
Accrued liabilities	153	200
Other payables and accruals	**243**	**318**
Short-term provisions acquisition and restructuring related (see note 20)	31	66
Financial payables and accruals	8	30
Dividend Preference Shares A	11	11
Total	**293**	**425**

Accrued liabilities consist mainly of accrued rent and labour costs such as overtime wage and salary, bonuses, social security and vacation benefits.

27 Interest-bearing debt

	31 Dec. 2003	31 Dec. 2002
LONG-TERM LIABILITIES		
• Subordinated Convertible Bonds	115	–
• Subordinated High Yield Bonds	277	334
• Other loans	557	1,344
CURRENT LIABILITIES		
• Loans	28	68
• Credit institutions	5	26
Cash and deposits	-145	-37
	836	**1,735**

Movements schedule interest-bearing debt

		2003		2002
Interest-bearing debt at the beginning of the financial year		1,735		2,004
Decrease due to cash flow from operational activities		-272		-258
Decrease due to cash flow from investment activities		-544		138
Other				
Dividend payments (see note 2 Company Balance Sheet)	9		25	
Payments for unwinding interest rate swaps	40		–	
Paid financing fees	25		16	
Payments to minority shareholders	7		5	
		81		46
Translation differences		-164		-195
Interest-bearing debt at the end of the financial year		**836**		**1,735**

28 Guarantee capital

	31 December 2003	31 December 2002
Group equity	1,484	1,811
Subordinated Loans	392	334
Total	**1,876**	**2,145**

29 Commitments not included in the Balance Sheet

	31 December 2003		31 December 2002	
RENTAL AND OPERATIONAL LEASE COMMITMENTS				
These are due as follows:				
Within 1 year	85		107	
After 1 year but within 5 years	216		282	
After 5 years	135		257	
		436		646
REPURCHASE GUARANTEES				
These lapse as follows:				
Within 1 year	20		21	
After 1 year but within 5 years	40		51	
After 5 years	4		1	
		64		73
OTHER				
These lapse as follows:				
Within 1 year	22		33	
After 1 year but within 5 years	2		3	
		24		36
Total commitments		**524**		**755**

Rental and operational lease commitments are primarily related to distribution facilities and offices. The amounts reflect the nominal value of future lease payments netted for sub-leases.

Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against the Company at book value, which, in general, will be lower than market value. We monitor the development of the market value of the respective machines. If there is reason to do so, a provision will be recorded. The amount stated here indicates the maximum exposure under these guarantees.

Other commitments include investment commitments relating to expenditure on projects, such as the development of IT systems, and sundry relatively small commitments such as related to our Mexican partnership and real estate.

Legal proceedings

Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations other than the proceedings disclosed below. In addition indemnifications, representation and warranties have been made in relation to divestments such as the sale of the Paper Merchanting Division.

PAPER MERCHANTING GERMANY

In June 2002, the German competition authorities (Bundeskartellamt or 'BKA') launched an investigation against a number of German paper merchants, among which is Buhrmann's former subsidiary Deutsche Papier Vertriebs GMBH, alleging a violation of anti-trust rules in Germany. The potential maximum fine for the alleged violation is EUR 500,000 plus three times the surplus profit resulting from the violation of the anti-trust rules. The fine has not yet been imposed by the BKA and the investigation by the BKA is still ongoing. A third-party investigation into the alleged surplus profit substantiated Buhrmann's position that there has been no or at the most a minor surplus profit in the challenged period. As the BKA has recently extended its investigation to more regions in Germany, it is at this stage not possible to estimate the potential exposure. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, with respect to this case.

in millions of euro

30 Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

Buhrmann's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The statements below give an approximate indication of the effect that application of US GAAP would have on net income and Group equity. This information will be presented in more detail in the Annual Report on Form 20-F which will be submitted to the Securities and Exchange Commission on or before 30 June 2004.

	31 Dec. 2003	31 Dec. 2002
Net result under Dutch GAAP	**-132**	**-588**
Goodwill amortisation	52	70
Goodwill impairment	4	-439
Intangible fixed assets amortisation	-6	-6
Restructuring provisions	-26	7
Derivatives	7	-7
Pensions	8	27
Financing fees	-12	3
Revenue recognition	12	1
Catalogue contributions	5	–
Sale Paper Merchanting Division	-132	–
Other	–	-2
Deferred taxes	-88	-7
Net result under US GAAP	**-308**	**-941**

	31 Dec. 2003	31 Dec. 2002
Group equity under Dutch GAAP	**1,484**	**1,811**
Goodwill	-175	-172
Intangible fixed assets	75	86
Restructuring provisions	1	30
Derivatives	-10	-77
Pensions	178	130
Financing fees	-9	3
Revenue recognition	-29	-41
Catalogue contributions	-36	–
Other	-3	-3
Deferred taxes	28	143
Group equity under US GAAP	**1,504**	**1,910**

Goodwill and Intangible assets

For acquisitions prior to 1 January 1997, goodwill was directly written off from Group equity under Dutch GAAP whereas under US GAAP this goodwill is capitalised. A repurchase of shares in a subsidiary was recorded as a movement in Group equity under Dutch GAAP whereas under US GAAP, the sur plus paid over the fair value of the net assets is to be recorded as goodwill. Furthermore, under Dutch GAAP certain fair value adjustments for acquired businesses were recorded as part of goodwill, including provisions for restructuring and integration and allowances on deferred tax assets, which did not qualify for US GAAP. Also, with the acquisition of Corporate Express in October 1999, certain intangible assets (Corporate Express brand name and software) were valued and recognised separately from goodwill for US GAAP purposes while under Dutch GAAP they were included in goodwill. These intangibles are amortised over their estimated useful lives of 40 and 7 years respectively. As of 1 January 2002, goodwill is no longer amortised under US GAAP.

In 2002, the impairment of goodwill was under US GAAP EUR 439 million higher compared to Dutch GAAP due to differences in the book value, including goodwill, of the relevant businesses and the requirement under US GAAP to recognise and value separately other intangible assets (brand names and customer and supplier relationships) for impairment testing purposes.

The impairment of goodwill in 2003 was EUR 4 million lower under US GAAP compared to Dutch GAAP

Restructuring provisions

Part of the accruals for restructuring plans that were recorded under Dutch GAAP in 2003, 2002 and 2001 did not qualify under US GAAP due to timing differences. As a result, under US GAAP these amounts are recorded in the subsequent year when the related payments are made.

Derivatives

This item relates to interest rate swaps, which under US GAAP are valued at market value whereby changes in the market value are predominantly recorded directly in Group equity as most interest rate swaps meet the criteria for hedge accounting. Currency swaps are also valued at market value under US GAAP based on forward rates whereas the valuation under Dutch GAAP is based on spot rates. The valuation under US GAAP approximates the valuation under Dutch GAAP and therefore no reconciling item was recorded in 2003 or 2002. In the reconciliation of net result in 2003 and 2002 are included results on and revaluations of interest rate swaps for which no hedge accounting can be applied. In 2003 is also included the difference between Dutch GAAP and US GAAP in the cost of unwinding interest rate swaps. Under US GAAP, certain of these interest rate swaps had already been recorded at their fair value in previous years, with changes in the fair value being recorded in net results because hedge accounting was not applied. Under Dutch GAAP, these interest rate swaps were not adjusted for changes in the fair value, as a result of which the loss on unwinding was higher than under US GAAP.

Pensions

This item comprises the net excess of plan assets over projected benefit obligations with regard to defined benefit plans, which under US GAAP is included in the Balance Sheet in accordance with SFAS NO. 87 'Employers' Accounting for Pensions'. Under US GAAP, the pension plan assets and benefit obligations are calculated using the following assumptions:

	2003	2002
Discount rate	5.5%	5.5%
Expected return on plan assets	7.0%	7.0%
Rate of compensation increase	3.0%	3.1%
Increase of state pension	2.0%	2.1%
Pension increases	2.0%	2.1%

Financing fees

In 2003 and 2002, this item relates to a difference in amortisation methods used under Dutch GAAP and US GAAP. In 2002, write-offs amounting to EUR 3 million were required under Dutch GAAP that were recorded under US GAAP in 2003. In 2003, certain fees relating to the credit facility entered into in 2003 amounting to EUR 12 million are capitalised under Dutch GAAP, but they are treated as costs to extinguish the loans under the old credit facility under US GAAP and therefore expensed. Additionally, the impairment of the financing fees relating to the old credit facility was EUR 3 million lower under US GAAP. The net impact of these two differences is a lower amount of capitalised financing fees under US GAAP of EUR 9 million at 31 December 2003.

Revenue recognition

As of 1 January 2003, this item relates primarily to sales of graphic machines with repurchase commitments which under US GAAP are recognised at a later point in time. Before 1 January 2003, this item also included differences in the recognition of sales of graphic machines without repurchase commitments, because under Dutch GAAP these sales were in general recognised at delivery and under US GAAP after installation of the machines. As of 1 January 2003, also under Dutch GAAP sales are recognised after installation of the machines.

Catalogue contributions

Before 1 January 2003, catalogue contributions from suppliers were recognised as income over the life of the related catalogue both under US GAAP and Dutch GAAP. Under US GAAP, as of 1 January 2003, catalogue contributions from suppliers are recorded as a reduction of the purchase price of the goods. This resulted in a reduction of inventory and the deferral of recognition of certain catalogue contributions, predominantly in the Office Products North America Division, under US GAAP compared to Dutch GAAP of EUR 36 million at 31 December 2003. The effect on net result in 2003 under US GAAP was a gain of EUR 5 million. The cumulative effect at 31 December 2002 was EUR 48 million, which has been recorded directly in Group equity. The comparative numbers for 2002 have not been adjusted.

Sale Paper Merchanting Division

The loss on the sale of the Paper Merchanting Division in 2003 is higher under US GAAP mainly due to the write-off of EUR 104 million capitalised goodwill under US GAAP, which was written-off directly from Group equity under Dutch GAAP prior to 1 January 1997. The recognition under US GAAP of translation adjustments relating to the Paper Merchanting Division which were recorded directly in Group equity in previous years, resulted in a loss of EUR 26 million net of taxes. Furthermore, the effect of this sale on the valuation of pensions resulted in an additional loss of EUR 2 million under US GAAP.

Deferred taxes

This item relates to valuation allowances on deferred tax assets, mainly for operating loss carry forwards, recorded under Dutch GAAP, which do not qualify under US GAAP as well as deferred taxes on the above-mentioned US GAAP adjustments.

In 2003, operating loss carry forwards were reduced due to a profit on an inter-company transaction. As a result, valuation allowances on deferred tax assets for operating loss carry forwards which were recorded under Dutch GAAP in previous years were no longer deemed necessary. These valuation allowances were not recorded under US GAAP and as a consequence a tax expense of EUR 85 million was recorded under US GAAP in 2003.

Operating result

Operating result in 2003 amounted to EUR 220 million under US GAAP and EUR 171 million under Dutch GAAP, including the divested Paper Merchanting Division until October 2003. Operating result before impairment of goodwill in 2003 amounted to EUR 269 million under US GAAP and under Dutch GAAP, excluding amortisation of goodwill which is not recorded under US GAAP, EUR 276 million. Operating result before impairment and amortisation of goodwill and excluding items which under Dutch GAAP are classified as exceptional, amounted in 2003 to EUR 245 million under US GAAP and EUR 225 million under Dutch GAAP.

In 2002, a significant difference in classification between Dutch GAAP and US GAAP is the classification of expenses relating to restructuring measures, integration of acquired companies and write-offs on IT systems and distribution facilities, which under Dutch GAAP are classified as extraordinary expenses and under US GAAP as operating expenses. Excluding the aforementioned expenses, operating result before amortisation and impairment of goodwill under US GAAP amounted to EUR 357 million in 2002 compared to EUR 342 million under Dutch GAAP. Operating result after amortisation and impairment of goodwill and excluding the aforementioned expenses that are classified as extraordinary under Dutch GAAP, amounted to a loss of EUR 656 million under US GAAP in 2002 compared to a loss of EUR 301 million under Dutch GAAP.

COMPANY (BUHRMANN NV) BALANCE SHEET BEFORE APPROPRIATION OF RESULT

in millions of euro

		31 December 2003		31 December 2002	
	ASSETS				
	Fixed assets				
1	Financial fixed assets		1,633		1,777
	Current assets				
	Other receivables		–		34
	Total assets		**1,633**		**1,811**
	EQUITY AND LIABILITIES				
2	**Shareholders' equity**				
	Issued and paid-in capital	228		222	
	Share premium reserve	2,055		2,034	
	Retained earnings	-705		112	
	Treasury stock	-10		-10	
	Net result for the year	-132		-588	
			1,436		**1,770**
	Long-term liabilities				
	Convertible Subordinated Bonds		115		–
	Provisions				
	Deferred tax		35		30
	Current liabilities				
	Dividend Preference Shares A		11		11
	Other		36		–
	Total equity and liabilities		**1,633**		**1,811**

COMPANY (BUHRMANN NV) STATEMENT OF INCOME

in millions of euro

	2003	2002
Result of Group companies and participations	-112	-607
Other results	-20	19
Net result	**-132**	**-588**

in millions of euro, unless stated otherwise

1 Financial fixed assets

The changes in the financial fixed assets are as follows:

	Total	Participations in Group companies	Receivables from Group companies	Capitalised financing fees
BOOK VALUE AT 31 DECEMBER 2002	1,777	532	1,245	–
Proceeds collected by Group companies	157	–	157	–
Financial restructuring	–	509	-509	–
Capitalised fees	4	–	–	4
Result from Group companies	-112	-112	–	–
Translation differences	-193	-193	–	–
Book value at 31 December 2003	**1,633**	**736**	**893**	**4**

Group companies have been valued at their net asset value (or the proportional part thereof). Certain Group companies have a negative net asset value. At 31 December 2003, a provision equal to the negative net asset value has been deducted from receivables.

2 Shareholders' equity

The changes in 2002 and 2003 in shareholders' equity are as follows:

	Total	Issued and paid-in capital	Share premium reserve	Treasury stock	Retained earnings	Net result for the year
POSITION AT 31 DECEMBER 2001	2,634	221	1,993	-10	375	55
Appropriation of result 2001	–	–	–	–	55	-55
Reclassification share premium Preference Shares C	–	–	42	–	-42	–
Dividend ordinary shares for 2001	-10	–	–	–	-10	–
Ordinary shares issued	–	1	-1	–	–	–
Result 2002	-588	–	–	–	–	-588
Dividend Preference Shares A for 2002	-11	–	–	–	-11	–
Dividend Preference Shares C for 2002	-21	–	–	–	-21	–
Preference Shares C to be issued for 2002	21	–	–	–	21	–
Translation differences	-255	–	–	–	-255	–
Position at 31 December 2002	**1,770**	**222**	**2,034**	**-10**	**112**	**-588**
Appropriation of result 2002	–	–	–	–	-588	588
Dividend ordinary shares for 2002	-4	–	–	–	-4	–
Ordinary shares issued for stock dividend	6	6	–	–	–	–
Result 2003	-132	–	–	–	–	-132
Preference Shares C issued for 2002	–	–	21	–	-21	–
Dividend Preference Shares A for 2003	-11	–	–	–	-11	–
Dividend Preference Shares C for 2003	-22	–	–	–	-22	–
Preference Shares C to be issued	22	–	–	–	22	–
Translation differences	-193	–	–	–	-193	–
Position at						

Authorised capital

Buhrmann NV's authorised share capital at 31 December 2003 amounted to EUR 732,000,000, divided into 250,000,000 ordinary shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a face value of EUR 1.20 each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

Issued and paid-in capital

Number of shares	Ordinary	Preference A	Preference B	Preference C
BALANCE AT 31 DECEMBER 2001	131,834,993	53,281,979	–	37,268
Dividend in shares	793,068	–	–	2,012
Balance at 31 December 2002	132,628,061	53,281,979	–	39,280
Dividend in shares	4,063,857	–	–	2,116
Balance at 31 December 2003	**136,691,918**	**53,281,979**	**–**	**41,396**

For more information on the Preference Shares A, B and C, we refer to pages 99 and 101 of this report.

Deposit acquired own shares

Number of shares	Ordinary
BALANCE AT 31 DECEMBER 2001	509,355
Acquired by means of dividend in shares	6,063
Balance at 31 December 2002	515,418
Acquired by means of dividend in shares	10,737
Balance at 31 December 2003	**526,155**

These shares are primarily held as a partial hedge for employee options outstanding. At 31 December 2003, 5,046,698 options were outstanding.

Share premium reserve

The share premium reserve for commercial and tax purposes is almost equal. The share premium resulting from Preference Shares A (EUR 117 million) and C (EUR 425 million) can only be paid to the holders of these shares.

Option scheme

On 31 December 2003, 5,046,698 unexercised personnel options on shares in Buhrmann remained, at an average price of EUR 14.18. The latest exercise date of these options is 2010.

The option scheme is designed as an incentive, limited to managers working within the Group.
In 2003 some 450 managers were eligible. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding ordinary shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.
For individual managers, the options granted are related to his or her contribution to Group results. In addition, the options granted are capped as the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) may not exceed an amount equal to twice the fixed salary of the relevant individual. The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years. The exercise price for option rights granted is the closing price of the Buhrmann ordinary shares on the first trading day after the meeting of shareholders on which day Buhrmann's shares are quoted ex-dividend.
Those entitled to options are bound by internal regulations designed to prevent insider trading.
Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2003 and 2002. At 31 December 2003, 526,155 acquired own shares were held in deposit ('Treasury stock') for this purpose, or 10% of the unexercised personnel options.

The fair value of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2003	2002
Expected dividend yield	2.3%	2.3%
Expected share price volatility	65%	65%
Risk-free interest rate	4.5%	4.5%
Expected term	4 years	4 years

The pro forma remuneration cost of the option rights assigned to management is EUR 5 million for 2003 (EUR 6 million for 2002). The annual remuneration cost is calculated by taking the fair value of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. The fair value of the option rights is estimated by using expected dividend yield and share price volatility based on historic track records at the date of granting the options. These values do not constitute the market value.
The assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.
Buhrmann will propose to the Annual General Shareholders' meeting to be held on 29 April 2004 to adopt a new Stock Option Plan, whereby the vesting and the number of options granted is dependent on the performance over the 3 year vesting period.

Specified statement of all options outstanding (including option rights held by the Members of the Executive Board)

		Number of outstanding option rights	Average exercise price	Term	Theoretical value **
GRANTED IN 1999 (690,000)					EUR 2.8 million
Balance at the end of 2002	459,500				
Lapsed in 2003	-43,000				
Outstanding at the end of 2003		416,500	*EUR 15.61	2004	
GRANTED IN 2000 (1,141,021)					EUR 11.9 million
Balance at the end of 2002	901,721				
Lapsed in 2003	-82,583				
Outstanding at the end of 2003		819,138	*EUR 27.43	2005	
GRANTED IN 2001 (1,263,200)					EUR 10.0 million
Balance at the end of 2002	1,068,174				
Lapsed in 2003	-99,646				
Outstanding at the end of 2003		968,528	*EUR 20.07	2006	
GRANTED IN 2002 (1,563,928)					EUR 9.9 million
Balance at the end of 2002	1,506,716				
Lapsed in 2003	-131,251				
Outstanding at the end of 2003		1,375,465	*EUR 13.76	2007	
GRANTED IN 2003 (1,575,000)					EUR 2.1 million
Granted in May 2003	1,575,000				
Lapsed in 2003	-107,933				
Outstanding at the end of 2003		1,467,067	*EUR 2.87	2010	
Total outstanding at the end of 2003		**5,046,698**	EUR **14.18**		

* UNDER DUTCH FISCAL RULES, MANAGEMENT RECEIVING OPTIONS CAN ELECT TO ACCEPT A 25% HIGHER EXERCISE PRICE. THE BASE EXERCISE PRICE WAS SET AT EUR 2.85 IN 2003, EUR 13.69 IN 2002, EUR 19.61 IN 2001, EUR 26.35 IN 2000 AND EUR 15.40 IN 1999, EQUALLING STOCK PRICE AT CLOSE OF BUSINESS ON THE AMSTERDAM STOCK EXCHANGE ON 2 MAY 2003, 6 MAY 2002, 20 APRIL 2001, 17 APRIL 2000 AND 7 APRIL 1999 RESPECTIVELY.
THE EUR 2.87 IN 2003, EUR 13.76 IN 2002, EUR 20.07 IN 2001, EUR 27.43 IN 2000 AND EUR 15.61 IN 1999, ARE THE WEIGHTED AVERAGE EXERCISE PRICES AS ACTUALLY ACHIEVED FOLLOWING ACCEPTANCE OF THE GRANT BY MANAGEMENT INVOLVED.

3 Commitments not included in the Balance Sheet

Buhrmann NV acts as guarantor for loans taken by Group companies (see note 22 to the Consolidated Balance Sheet) amounting to EUR 977 million in 2003 (2002: EUR 1,746 million). In addition, Buhrmann NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

Furthermore, declarations of joint and several liability (as referred to in article 403, Title 9, Book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

AMSTERDAM, 26 FEBRUARY 2004

SUPERVISORY BOARD

P.C. VAN DEN HOEK
A.G. JACOBS
R.C. GAY
J. J. HANNAN
J. PEELEN
G.H. SMIT
R. ZWARTENDIJK

EXECUTIVE BOARD

F.H.J. KOFFRIE
R.W.A. DE BECKER
G. DEAN
M.S. HOFFMAN
F.F. WALLER

GROUP COMPANIES AND PARTICIPATIONS

Unless otherwise stated, Buhrmann's interest in the following companies and divisions is 100 percent. A full list of Group companies is available for inspection at the Trade Register in Amsterdam. The addresses of the companies mentioned on the following pages can also be viewed on our web site: www.buhrmann.com.

OFFICE PRODUCTS NORTH AMERICA DIVISION

UNITED STATES OF AMERICA

- Corporate Express, INC.
  Broomfield, CO

OFFICE PRODUCTS DIVISIONS

CENTRAL REGION

- Regional Headquarters
  Broomfield, CO
  - Central Midwest Division
    Cincinnati, OH
  - Colorado Division
    Aurora, CO
  - Gulf Coast Division
    Baton Rouge, LA
  - Illinois Division
    Woodridge, IL
  - Kansas Division
    Kansas City, MO
  - Michigan Division
    Warren, MI
  - Mid-South Division
    Memphis, TN
  - Minnesota Division
    Arden Hills, MN
  - Missouri Division
    St. Louis, MO
  - Oklahoma Division
    Tulsa, OK
  - Wisconsin Division
    Wauwatosa, WI

EASTERN REGION

- Regional Headquarters
  Somerset, NJ
  - Pennsylvania Division
    Philadelphia, PA
  - Georgia Division
    Atlanta, GA
  - Mid-Atlantic Division
    Hanover, MD
  - New England Division
    Lawrence, MA
  - Tri-State Division
    Parsippany, NJ
  - North Florida Division
    Tampa, FL
  - South Atlantic Division
    Henderson, NC
  - South Florida Division
    Miami, FL

WESTERN REGION

- Regional Headquarters
  Pleasanton, CA
  - Alaska Division
    Anchorage, AK
  - Arizona Division
    Phoenix, AZ
  - North California Division
    Newark, CA
  - North Texas Division
    Arlington, TX
  - Oregon Division
    Portland, OR
  - Rocky Mountain Division
    Idaho Falls, ID
  - South California Division
    La Mirada, CA
  - South Texas Division
    Houston, TX
  - Washington Division
    Renton, WA

CANADA

- Headquarters
  Mississauga, ON
  - Atlantic Division
    Halifax, NS
    St. John, NF
  - British Columbia Division
    Vancouver, BC
  - Alberta Division
    Edmonton, AB
    Calgary, AB
  - Ontario Division
    Mississauga, ON
    Winnipeg, ON
  - Quebec Division
    Boucherville, QC

SPECIALTY BUSINESS GROUP

- Headquarters
  Broomfield, CO
  - ASAP Software, INC.
    Buffalo Grove, IL
  - ASAP Software S.A.S.
    St. Ouen (France)
  - Corporate Express Imaging and Computer Graphic Supplies
    Deerfield Beach, FL
  - Corporate Express Document & Print Management, INC.
    Omaha, NE
  - Corporate Express Promotional Marketing, INC.
    St. Louis, MO

OFFICE PRODUCTS EUROPE DIVISION

AUSTRIA

- Corporate Express GMBH & CO. KG
  Wels
- Corporate Express Büroartikelhandel GMBH
  Vienna

BELGIUM

- Corporate Express Belgium NV
  Wemmel (Brussels)

FRANCE

- Corporate Express France/ANFA S.A.S.
  Bondoufle (Paris)

GERMANY

- Corporate Express Deutschland GMBH & CO. Vertriebs KG
  Stuttgart

HUNGARY

- Corporate Express Hungary Kereshedelmi KFT
  Budapest

IRELAND

- Corporate Express (Ireland) Limited
  Dublin

ITALY

- Corporate Express SPA
  Cusago (Milan)

LUXEMBOURG

- Corporate Express Luxembourg/ Eugène Hoffman SARL
  Howald (Hesperange)

NETHERLANDS

- Corporate Express Europe BV
  Amsterdam
- Buhrmann Office Products Nederland BV
  Amsterdam
  - Corporate Express Nederland
    Almere
  - Dawidenko International
    Utrecht
  - Intercambio
    Utrecht
- Veenman BV
  Capelle a/d IJssel (Rotterdam)

POLAND

- Corporate Express Polska SP.Z.O.O.
  Gdynia

SWEDEN

- Corporate Express Svenska AB
  Borås (Göteborg)

UNITED KINGDOM

- Corporate Express UK LTD.
  Birmingham

OFFICE PRODUCTS AUSTRALIA DIVISION

AUSTRALIA

- Corporate Express Australia LTD. (52%)
  Rosebery, Sydney, NSW
  - Adelaide
  - Alice Springs
  - Brisbane
  - Bunbury
  - Cairns
  - Canberra
  - Darwin
  - Gladstone
  - Gold Coast
  - Hobart
  - Launceston
  - Mackay
  - Melbourne
  - Newcastle
  - Perth
  - Townsville

NEW ZEALAND

- Corporate Express New Zealand LTD. (52%)
  Auckland
  - Wellington
  - Christchurch
  - Dunedin
  - Blenheim

GRAPHIC SYSTEMS DIVISION

BELGIUM/LUXEMBOURG

- Plantin NV
  Brussels (Evere)

GREECE

- BTI-Hellas A.E.E.
  Peristeri (Athens)

ITALY

- Macchingraf SPA
  Ospiate di Bollate (Milan)

NETHERLANDS

- Tetterode-Nederland BV
  Amsterdam

SPAIN

- Maquinaria Artes Gráficas Hartmann, S.A.
  Cornellà de Llobregat (Barcelona)

OTHER

- Buhrmann Europcenter NV
  Wellen/Belgium
- Buhrmann International BV
  Amsterdam/Netherlands
- Buhrmann Silver SA
  Luxembourg
- Buhrmann US, INC.
  Broomfield, CO/USA
- Buhrmann Silver US LLC
  Delaware, CO/USA

OTHER INFORMATION

CORPORATE GOVERNANCE

We endorse the importance of good corporate governance[1], which is understood to include honest and transparent acting on the part of management, correct supervision of this corporate governance and accepting responsibility for the supervision carried out. We apply the Dutch Corporate Governance Code, which was published by the Corporate Governance Commission on 9 December 2003, to almost all points. In the following paragraphs the outlines of our corporate governance structure are illustrated and it is also indicated on which points the Code is not followed.

The Executive Board and the Supervisory Board are responsible for weighing up the interests of our customers, suppliers, employees and capital providers among which the shareholders. In doing this we strive to create shareholder value in the long term.

The corporate governance principles we employ are deposited in the regulations of the Supervisory Board, of the committees of the Supervisory Board, the 'Business Principles and Code of Ethics' and the 'Policy on the External Auditor Independence and Services'. Buhrmann will amend these documents during 2004 in order to illustrate its corporate governance policy, as described below, and in which changes were made as a result of the publication of the Code. The adapted documents as well as the Rules of the Executive Board will be published on the website as soon as possible.

During the shareholders' meeting the corporate governance policy will be discussed and the Executive Board and the Supervisory Board will give account accordingly. Possible substantial future changes to the corporate governance structure will in such cases be submitted to the General Shareholders' Meeting for consideration.

EXECUTIVE BOARD

ROLE AND PROCEDURE

The Executive Board is responsible to manage the company results, which include among other things responsibility for determining and achieving the objectives of the company, the strategy and the policy including and the development of results. Management reports on these matters to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board should focus on the interests of the company taking into consideration the interests of its stakeholders. The Executive Board provides the Supervisory Board with all the information necessary for the exercise of its duty in a timely fashion.
The Executive Board is responsible for complying with all relevant legislation and regulations, managing the risks associated with the company's activities and the financing of the company. The Executive Board reports on these matters to the Supervisory Board and the Audit Committee and discusses the internal risk management and control systems with these bodies.

The current members of the Executive Board are appointed indefinitely. Buhrmann is of the opinion that these appointments cannot be changed unilaterally by the company into fixed-term positions. New members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit.

REMUNERATION

AMOUNT AND COMPOSITION OF THE REMUNERATION

For their work the members of the Executive Board should receive a remuneration from the company that, as far as amount and structure are concerned, is such that qualified and expert managers can be attracted and retained. The remuneration consists of a fixed and a variable part, whereby the variable part is linked to goals that are specified in advance, are measurable and can be influenced. The variable part is designed to strengthen the board members' commitment to the company and its objectives.
The remuneration structure, including severance pay, is such that it promotes the interests of the company in the medium- and long-term, does not encourage board members to act in their own interests with disregard to the interests of the company and does not 'reward' board members upon termination of their employment. The relevant employment market, the development of results and the development of the share price as well as other developments relevant to Buhrmann, such as those in the market, are factors that should be considered when determining the amount and structure of remuneration.
The ownership of shares in the capital of Buhrmann NV by the members of the Executive Board is for longer-term investment.

The current contracts with the members of the Executive Board determine that in the case that employment is terminated in the event of an acquisition of the company or of a case that actual control passes into other hands ('change of control'), or in the case of reorganisation, termination of the company's activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the board member concerned, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract with Mr Hoffman) and the pension accumulation over this period will continue. Buhrmann believes that this provision ensures that the Executive Board can fully concentrate on the interests of the company and those associated with the company when evaluating a possible merger, acquisition or reorganisation. As regards other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into consideration, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of the severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a board member of his duties will in any event be an important factor.

DETERMINATION AND DISCLOSURE OF REMUNERATION

The principal points of the remuneration report from the Supervisory Board are included in the annual report. It also contains the information about the amount and structure of the compensation of the individual board members. The Remuneration policy, presented in the Remuneration Report is presented to the General Meeting of Shareholders for adoption. Every material amendment to the remuneration policy will also be submitted to the General Meeting of Shareholders.

The determination of the remuneration for the individual board members is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Compensation, Nominating and Corporate Governance Committee. Starting in the current financial year, this delegation will apply for one year and will be reviewed each year by the Supervisory Board.

CONFLICTS OF INTEREST

Any conflict of interest or apparent conflict of interest between the company and members of the Executive Board should be avoided. Decisions to engage in transactions in which conflicting interests of Executive Board members are involved, which are of material significance for the company and/or for the members of the Executive Board concerned, require the approval of the Supervisory Board.

SUPERVISORY BOARD

TASKS AND PROCEDURE

It is the Supervisory Board's responsibility to supervise the policy of the Executive Board and the general affairs within Buhrmann as well as to assist the Executive Board by providing advice. In doing so, the Supervisory Board shall be guided by the interests of the company and shall take into account the relevant interests of the company's stakeholders. The Supervisory Board shall be responsible for the quality of its own functioning.

INDEPENDENCE

The composition of the Supervisory Board shall be such that the members can act critically and independently of one another, and of the management and any particular interest.

On the basis of the agreement with the holders of Preference Shares C, the last-mentioned (Apollo Management, L.P., and Bain Capital, LLC) have the conditional right to propose one member of the Supervisory Board each (see also the report of the Supervisory Board). The members of the Supervisory Board appointed in pursuance of this provision are not to be considered 'independent' as defined in the Code. The Rules and Regulations of the Supervisory Board determine that the majority of the members of the Board shall be independent. Buhrmann will bring the definition of 'independence' it employs in the Rules and Regulations of the Supervisory Board into line with the Code. In doing so the Company will start from the potential voting right of the shareholder, insofar as it is referred to the interests in Buhrmann in the definition.

EXPERTISE AND COMPOSITION

Every Supervisory Board member should be qualified to assess the outlines of the overall policy of Buhrmann. Every Supervisory Board member should have the specific expertise that is necessary for the fulfilment of his duty, assigned to his role as described in the profile of the Supervisory Board. The Supervisory Board should be composed in such a way that it can carry out its duty properly. The re-appointment of a Supervisory Board member will only take place after careful consideration.

The qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board are regulated in the profile of the Supervisory Board. The Rules and Regulations for the Supervisory Board determine the tasks and the procedure of the Board, among other things.

Buhrmann does not apply the limit of five board memberships in Dutch listed companies as is defined in the Code. Instead, the Rules and Regulations for the Supervisory Board determine that a board member should limit the number of board memberships and other functions such that he is able to guarantee satisfactory execution of his function at Buhrmann. This topic should be considered in the annual evaluation of the functioning of the Board, among others. Our opinion is that the qualitative criterion we apply is a better standard than a limit on the number of board memberships, as is advised by the Code, as the amount of time involved in board membership in a company can vary greatly and the availability of a board member is not exclusively dependent on the number of companies where he is a member of the Supervisory Board.

Members of the Supervisory Board are appointed for a period of four years. Starting in the current financial year, a new rota has been drawn up, on the assumption that Board Members may in principle serve a maximum of three terms of four years on the Board. The maximum age limit in the articles of association will be removed.

ROLE OF THE CHAIRMAN OF THE SUPERVISORY BOARD AND THE COMPANY SECRETARY

The Chairman of the Supervisory Board should draw up the agenda and chair the meetings of the Supervisory Board, monitor the satisfactory functioning of the Board and its Committees, arrange for the adequate provision of information to the Board members, ensure that there is sufficient time for making decisions, arrange for the introduction and training programmes for the members, be the main contact point on behalf of the Supervisory Board for the Executive Board, initiate the evaluation of the functioning of the Supervisory Board and the Executive Board and as Chairman ensure to the orderly and efficient conduct of the General Meeting of Shareholders. In this role the Chairman of the Supervisory Board will be assisted by the Company Secretary.

COMPOSITION AND ROLE OF THE COMMITTEES OF THE SUPERVISORY BOARD

Without prejudice to its own responsibility, the Supervisory Board has incorporated an Audit Committee and a Compensation, Nominating and Corporate Governance Committee, each consisting of three members of the Board. The task of these Committees is in the first place to prepare the decision-making of the Supervisory Board. In its report the Supervisory Board reports on the duties of the Committees that have been carried out in the financial year.

The Board can delegate decisions, concerning the execution of policies adopted by it, to its Committees. The delegated authority should in all cases be limited to a maximum of one year with the possiblity of renewal and the Committee should report the decisions it has made on the basis of delegation to the Supervisory Board.

AUDIT COMMITTEE

The goal of the Audit Committee is to assist the Supervisory Board on the execution of its supervisory responsibility concerning among other things the execution, policy and procedures of the company in the area of financial administration and financial reporting and internal control systems, the integrity of the financial reports and the evaluation and independence of the external auditor.

The meetings of the Audit Committee are attended by the Chief Executive Officer, the Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit and the external auditor, among others.

The Audit Committee has a delegated authority to take independent decisions about the approval of the 'non-audit services' as meant in the 'Policy on the External Auditor Independence and Services'. Considering their major interest to the company, matters concerning Buhrmann's financing are discussed integrally in the Board meetings.

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Given the size of the Board, it was decided to combine the tasks in the area of the appointment and remuneration policy as well as the corporate governance policy in the Compensation, Nominating and Corporate Governance Committee. The Board considers it important that the chairman of the Supervisory Board occupies himself intensively with the appointment and re-appointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the Committee's duty. For this reason, this Committee is chaired by the Chairman of the Supervisory Board. What will, however, be incorporated in the regulations of the Compensation, Nominating and Corporate Governance Committee is that it cannot be chaired by a former Buhrmann director or by a member of the Board who is a member of the Executive Board of another Dutch listed company.

The goal of the Compensation, Nominating and Corporate Governance Committee is to assist the Supervisory Board with among other things, the compensation of top management, the proposal for and regular review of the

Supervisory Board and advising the Supervisory Board on the corporate governance structure of the company.

CONFLICTS OF INTERESTS

Every form and appearance of conflict of interest between Buhrmann and the Supervisory Board should be avoided. Decisions to engage in transactions in which conflicting interests of Board members play a role, which have a material significance for the company and/or for the Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for decision-making concerning the handling of conflicts of interest of members of the Executive Board and Supervisory Board, large shareholders and the external auditor in relation to the company.

Transactions with natural persons or legal entities will be published insofar as these natural persons or legal entities can control at least 10% of the maximum number of votes to be cast.

REMUNERATION

The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for a Supervisory Board member does not depend on the company's results. The Remuneration Report incorporated in the annual report in any case contains the information about the level and structure of the remuneration for the individual Supervisory Board members.

THE (GENERAL MEETING OF) SHAREHOLDERS

POWERS

Good corporate governance assumes full participation of shareholders in the decision-making process in the General Meeting of Shareholders. It is in the company's interest that as many shareholders as possible participate in the decision-making process in the General Meeting of Shareholders.
The company enables the shareholders to vote from a distance and to communicate with all (other) shareholders as much as possible. Buhrmann was one of the founders of the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel Foundation) in 1998. The Communication Channel offers participating shareholders the opportunity to cast their vote from a distance (without personally being present or represented in the General Meeting of Shareholders). The Communication Channel can also be used by the company and (groups of) shareholders for proxy solicitation. As a participant in the Communication Channel Buhrmann is also investigating the possibility to make electronic voting possible in the future.

The General Meeting of Shareholders should be able to influence the policy of the Executive Board and the Supervisory Board of the company to such an extent that it plays a full role in the system of 'checks and balances' of the company.
Decisions of the Executive Board on a major change in the identity or the character of the company are submitted for approval by the General Meeting of Shareholders. Buhrmann called an Extraordinary General Meeting of Shareholders in October 2003, to ask for the shareholders' approval for the sale of the Paper Merchanting Division.

The most important powers of the General Meeting of Shareholders of Buhrmann NV are:

- Adoption of financial statements, including appropriation of the results.
- Determination of dividend.
- Granting discharge to the Executive Board.
- Granting discharge to the Supervisory Board.
- Appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board.
- Adoption of the remuneration policy.
- Approval of the share option plan.
- Appointment and dismissal of the external auditor.
- Delegation of the right to issue shares and to take up shares (option rights) to the Executive Board approved by the Supervisory Board, possibly with exclusion of the pre-emptive rights of shareholders, for a specified period.
- Amendment of the articles of association based on the proposal by the Executive Board approved by the Supervisory Board.
- Authorisation to the Executive Board to purchase own shares approved by the Supervisory Board.
- Determination of the remuneration for the members of the Supervisory Board.

Furthermore, any substantial modification to the corporate governance structure and the reservation and dividend policies will be presented to the General Meeting of Shareholders.

THE RIGHT TO PLACE AN ITEM ON THE AGENDA

Shareholders can request the Executive Board or Supervisory Board to place certain items on the agenda of the General Meeting of Shareholders. These requests are granted if they:

(i) are submitted at least sixty days preceding the General Meeting of Shareholders by
(ii) shareholders, who, on their own or together, represent at least 1% of the issued capital or whose shares on the date of the announcement of the meeting have a market value of at least EUR 10,000,000 and

APPOINTMENT EXECUTIVE BOARD AND SUPERVISORY BOARD

In the past couple of years we have not used the system of binding nomination for appointments. This system of binding nomination is an election between two persons, only one of which in fact qualifies for appointment. In the General Meeting of Shareholders to be held on 29 April 2004 it will be proposed to amend the articles of association whereby the following system is proposed.

The binding nomination for appointment of the Executive Board and of the Supervisory Board will be cancelled. In the future, appointment will continue to be made by the General Meeting, on a non-binding nomination of the Supervisory Board. A resolution of the General Meeting to approve of an appointment in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast. In the event a candidate nominated by the Supervisory Board is not appointed by the General Meeting of Shareholders, the Supervisory Board will nominate a new candidate. Shareholders that have the right to place an item on the agenda of the General Meeting of Shareholders are also entitled to nominate a candidate. A resolution of the General Meeting to appoint a member of the Executive Board or of the Supervisory Board other than in accordance with a nomination by the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital. At a General Meeting of Shareholders, votes can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

The General Meeting can decide to suspend or remove a member of the Executive Board or of the Supervisory Board. A resolution of the General Meeting to suspend or remove a board member other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital.

DEPOSITARY RECEIPTS FOR SHARES

There are no depositary receipts for Buhrmann's ordinary shares. For the Preference Shares A depositary receipts have been issued (see the section 'Description of share capital and articles of association'). In the meantime the administration conditions determine that the right to vote for the Preference Shares A is limited to the proportion of the capital contribution. Holders of depositary receipts can initially request a proxy to vote on the Preference Shares A corresponding to their depositary receipts, to which the same limitation applies. In conformance with that laid down in the

(Changes to Book 2 of the Dutch Civil Code in connection with adaptation of the large company regime regulations), the authorisation can be limited, excluded or revoked in a limited number of cases. Holders of depositary receipts so authorised can exercise the right to vote at their own discretion.
The managers of the Trust Office are appointed by the Board of the Trust Office. Holders of depositary receipts have the possibility to recommend candidates for the Board. (Former) members of the Executive Board and of the Supervisory Board, employees or permanent consultants to the company cannot sit on the Board of the Trust Office. The company does not issue information to the Trust Office that has not been made public or is being made public simultaneously. The Board of the Trust Office is present at the company's General Meeting of Shareholders.

The relevant principles and best practice provisions of the Code, as far as they are not reflected in what has gone before and the possible application thereof, will be discussed with the Board of the Trust Office after the bill mentioned has been passed. Thereafter, Buhrmann will present its point of view to the shareholders.

PROVISION OF INFORMATION

The company will inform all shareholders and other parties within the financial market equally and simultaneously about affairs that could influence the share price. The contacts between the Executive Board on the one hand and the press, financial analysts and individual investors on the other hand are carefully handled and structured and the company does not carry out any dealings that affect the independence of the analysts with regard to the company and vice versa.

The Executive Board and the Supervisory Board provide the General Meeting of Shareholders with all relevant information that it needs for the execution of its duties.

If, during a General Meeting of Shareholders, information that could affect the share price is provided, or answering shareholders' questions leads to such sensitive information being provided, this information shall be made public immediately.

THE AUDIT OF THE FINANCIAL REPORTING AND THE POSITION OF THE INTERNAL AUDIT FUNCTION AND OF THE EXTERNAL AUDITOR

FINANCIAL REPORTING

The Executive Board is responsible for the quality and completeness of the financial information that is made public. The Supervisory Board should see to it that the Executive Board fulfils this responsibility.

ROLE, APPOINTMENT, REMUNERATION AND ASSESSMENT OF THE FUNCTIONING OF THE EXTERNAL ACCOUNTANT

The external auditor is appointed annually by the General Meeting of Shareholders. The Supervisory Board shall nominate a candidate, for which purpose both the Audit Committee and the Executive Board advise the Supervisory Board. The remuneration for the external auditor is approved by the Supervisory Board as proposed by the Audit Committee after consultation with the Executive Board. The approval of the assignment of non-audit services to the external auditor has been delegated to the Audit Committee for a period of one year, which delegated authority may be renewed by the Supervisory Board.

INTERNAL AUDIT FUNCTION

The internal auditor functions under the responsibility of the Executive Board.

RELATIONSHIP AND COMMUNICATION OF THE EXTERNAL AUDITOR WITH THE BODIES OF THE COMPANY

The external auditor shall in any event attend the meeting of the Supervisory Board in which the financial statements are decided on and shall in principle attend all meetings of the Audit Committee. The external auditor simultaneously reports his findings concerning the audit of the financial statements to the Executive Board and the Supervisory Board and the Audit Committee as the case may be. In this respect reference is also made to the chapter 'Financial Overview' with respect to Risk Control.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

GENERAL

Buhrmann NV was incorporated under Dutch law on 6 January 1875 as a public limited liability company (naamloze vennootschap). The articles of association were last amended by a notarial deed dated 3 November 2003 executed before Mr G.W.Ch. Visser, civil law notary in Amsterdam. Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam ZO and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

SHARE CAPITAL

The authorised share capital amounts to EUR 732,000,000 (seven hundred thirty two million euro), divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of EUR 1.20 each. The ordinary shares. The Preference Shares C are registered shares, but may under certain circumstances be converted into bearer shares.
On 31 December 2003, the issued share capital was divided into 136,691,918 ordinary shares and 53,281,979 Preference Shares A and 41,396 Preference Shares C, all of which have been fully paid up.
The bearer ordinary shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

PREFERENCE SHARES A

The Stichting Administratiekantoor van Preferente Aandelen Buhrmann ('Stichting AK') was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Stichting AK is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares in accordance with the provisions of the Articles of Association, subject to certain limitations. The depositary receipts are listed on Euronext.

The Preference Shares A held by the Stichting AK are voted in accordance with the decision of a majority of the board of the Stichting AK.

The Stichting AK exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, its affiliates and all stakeholders as effectively as possible.

The voting right attached to one Preference Share A held by the Stichting AK that can be exercised at a General Meeting of Shareholders, is related to the value of the Preference Shares A in proportion to the value of the ordinary shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value (based on the stock market price of a depositary receipt) of one Preference Share A, divided by the stock market price of one ordinary share, both on the last trading day of the month prior to the month in which the shareholders' meeting is convened, with a maximum of one.

PROXY

The Stichting AK shall at such request of a holder of depositary receipts grant a written proxy, with the power of substitution, to exercise the voting rights attached to the shares in exchange for which the depositary receipts were issued that are held by the holder. The voting right to be exercised by a holder of depositary receipts, as proxy of the Stichting AK, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion

The Stichting AK may only restrict or exclude a proxy, or revoke a proxy already granted, if:

(a) a public bid is announced or made for shares in the capital of Buhrmann or for depositary receipts, or in case of justified expectation that this will happen, without agreement yet with Buhrmann on the bid;

(b) a holder of depositary receipts or various holders of depositary receipts and shares under a co-operative arrangement, either jointly with subsidiary companies or not, provide at least twentyfive per cent (25%) of the issued capital in Buhrmann, or have this provided; or

(c) in the opinion of the Stichting AK the exercising of its voting rights by a holder of depositary receipts is fundamentally incompatible with the interest of Buhrmann and the enterprise with which it forms a part.

The Stichting AK shall advise the holders of depositary receipts and the other shareholders of the resolution to restrict, exclude or revoke stating the reasons therefore.

BOARD

The board of the Stichting Administratie-kantoor van Preferente Aandelen Buhrmann comprises five members: three members A and two members B. The members A are appointed by the board of the Stichting AK. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As at 31 December 2003, these members are Messrs R.A.H. van der Meer and W.O. Wentges, who have been re-appointed in a meeting of holders of depositary receipts held on 25 March 2003. The other members of the Stichting AK are Messrs A.A. Loudon, R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Stichting AK are independent of Buhrmann as referred to in appendix X of the Listing Rules of Euronext N.V., and as referred to in the Dutch Corporate Governance Code.

PREFERENCE SHARES B

The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises.

Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with the above mentioned purpose.

BOARD

As at 31 December 2003, the board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The board members are all independent of Buhrmann.

PREFERENCE SHARES C

On 28 October 1999 an aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo Management IV L.P. and Bain Capital, LLC, to provide part of the financing of the acquisition of Corporate Express. On 31 December 2003 a total number of 41,396 Preference Shares C were issued to Apollo and Bain. Each Preference Shares C has a nominal value of EUR 1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the articles of association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

CONVERSION

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into ordinary shares. The base conversion rate amounts to EUR 13 (converted into US dollar as set forth in the articles of association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to fifty per cent of the dividend distributed on ordinary shares. Following the dividend paid in April 2003 in respect of the financial year 2002 each Preference Share C is convertible into a number of ordinary shares equal to the liquidation preference divided by EUR 12.2850. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

RANKING

The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and Preference Shares, provided that they rank equal to the Preference Shares A. As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel ordinary shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C.

VOTING RIGHT

Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of ordinary shares, and the holders of Preference Shares C vote together with the holders of ordinary shares as one class. Only changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD 350 million and share issues require the prior approval of Apollo and Bain.

REDEMPTION

If the closing price of the ordinary shares is at any time at or above 125 per cent. of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50 per cent. of the 'liquidation preference'; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75 per cent. of the 'liquidation preference'; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100 per cent of the 'liquidation preference'. The 'liquidation preference' for each Preference Share C is USD 10,000.

On the eleventh anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100 per cent of the 'liquidation preference'.

If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the US office products business of Buhrmann, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101 per cent of the liquidation preference.

ORDINARY SHARES

ISSUE OF SHARES; PRE-EMPTIVE RIGHTS

The authority to issue ordinary shares and Preference Shares B has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated 29 April 2003. The Executive Board is generally authorised to issue ordinary shares up to a maximum of 10 per cent of the issued share capital in the form of ordinary shares, and up to a maximum of 30 per cent of the issued share capital in the form of ordinary shares in the event the issue is related to a merger or an acquisition. The Executive Board is authorised to issue Preference Shares B up to a maximum of 100 per cent of the issued share capital in the form of ordinary shares, Preference Shares A and Preference Shares C minus one share. For these purposes, issuances of ordinary shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue ordinary shares and Preference Shares B will terminate on 28 October 2004 unless extended by a resolution of the General Meeting of Shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue ordinary shares and/or Preference Shares B.

Except for (i) issuances of ordinary shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe to new issuances of ordinary shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares. At the Annual General Meeting of Shareholders held on 29 April 2003 the Executive Board was authorised to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire ordinary shares up to 28 October 2004, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

DIVIDENDS

The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD 10,000). For the year 2003, the percentage is equal to 5.5 per cent, for the years 2004 and 2005 the percentage is equal to 6 per cent, for the years 2006, 2007 and 2008 the percentage is equal to 6.5 per cent, for the year 2009 the percentage is equal to 7.5 per cent and for the year 2010 and the following years the percentage is equal to 8.5 per cent, subject to adjustment under certain circumstances as set forth in the Articles of Association.

The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend is equal to EUR 0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is EUR 3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. The profit remaining after payment of dividends on the Preference Shares C may be distributed as a dividend to the holders of the ordinary shares, subject to any allocation to reserves (see 'Policy on Additions to Reserves and Dividends').

DILUTION

Apart from the dilution resulting from the exercise of employee stock options and from the issuance of the shares, Buhrmann's earnings per share may be diluted as a result of conversion of Preference Shares C. As of 31 December 2003, conversion of all issued change of the conversion price as described in the description of the Preference Shares C. Buhrmann's earnings per share may be further diluted as a result of the conversion of the Convertible Bonds (for the description of Convertible Bonds see the notes to the consolidated Statement of Income. As of 31 December 2003 the Convertible Bonds were not yet convertible.

REMUNERATION REPORT

INTRODUCTION

This report of the Supervisory Board sets out the remuneration policy and details of the remuneration of members of the Executive Board and the Supervisory Board.

The remuneration policy is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee. In the Annual General Meeting of Shareholders to be held on 29 April 2004 the policy will be presented for adoption. Any future material amendments to the policy will also be submitted to the General Meeting of Shareholders.

The determination of the remuneration for the individual Executive Board members is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Committee. Starting 2004 this delegation will be reviewed each year by the Supervisory Board. The Committee sets the remuneration packages for the members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments, provided that the principles of the remuneration policy are applied. The Committee may make decisions, which reflect special circumstances and make remuneration plan alterations which will be accounted for in the next annual report. The Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit.

REMUNERATION POLICY

The objective of the remuneration policy is to attract and retain Executive Board members with an international outlook and motivate them towards the achievement of performance that enhances the value of Buhrmann. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually in the light of external expert advice taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment.

Currently, members of the Executive Board have been appointed for an indefinite term. In the event that new members are appointed a maximum period of four years will apply provided that market circumstances so permit. Notice periods of up to six months for termination of employment have been set for each Executive Board member.
The current contracts of the members of the Executive Board determine that where employment is terminated in the event of an acquisition of the company or where actual control passes into other hands ('change of control'), or in the case of reorganisation, termination of the company's activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the board member concerned, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr Hoffman) and the pension accumulation over this period will continue. Buhrmann believes that this provision ensures that the Executive Board can fully concentrate on the interests of the company and those associated with the company when evaluating a possible merger, acquisition or reorganisation. With regard to other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a board member of his duties will in any event be an important factor.

REMUNERATION

The remuneration for members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition allowances and fringe benefits similar to many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

BASE SALARY

The base salary for members of the Executive Board is set at a market competitive level. Where members of the Executive Board reside outside the Netherlands, benchmark salary levels are referenced for Europe and North America.

VARIABLE PAY

Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share.
Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of annual bonus is determined by the Committee based on the achievement of targets set by the Committee. For the Chief Executive Officer and Chief Financial Officer the performance of the total Buhrmann Group is the determining factor, while for the other, European based board members, 50% is related to Group targets and 50% to the respective Division targets. As from 2004, the Group related bonus targets for the CEO, CFO and other European based board members may be a combination of the performance of the total Group, division based targets and individual targets. The bonus of Mr Hoffman entirely relates to the performance of Buhrmann's Office Products North America business. The Compensation, Nominating and Corporate Governance Committee has the right to change targets as a result of unforeseen circumstances, and may also decide to grant a special bonus for special circumstances if such is justified in the opinion of the Committee. Such measures will always be accounted for in the annual report.

In addition to the annual bonus plan, Mr Hoffman, participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three year duration, a bonus of 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets.

SHARE OPTION PLAN

Buhrmann operates a Share Option Plan, which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board members participate in this Share Option Plan. The allocation of the share options granted to the individual Executive Board members is determined by the Committee, on an annual basis.

The options have a term of seven years and vest after three years. Currently no performance conditions apply to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann ordinary shares on the first trading on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the company in accordance with established market practice.

For 2004 the plan will be redesigned to include performance-based conditions in line with current corporate governance requirements. The new Share Option Plan will be proposed to be adopted by the Annual General Meeting of Shareholders to be held on 29 April 2004.

PENSION AND PRE-PENSION PROVISION

The aim of the Compensation, Nominating and Corporate Governance Committee is that retirement benefits should be in line with good practice and consistent with those provided by other multinational companies, in each country of residence of the Executive Board members. Current pension arrangements are based on individual defined contribution plans with a normal retirement age of 65 (Europe). Mr Hoffman, who is a resident of North America, is eligible to participate in the Company US defined contribution plan. Pre-pension arrangements provide for retirement of Executive Board members (Europe) from age 60 to 62. In addition, pension arrangements include an entitlement to a pension in the event of ill-health or disability and a spouse's or dependant's pension on death on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund.

PERSONAL LOANS

The company does not grant personal loans or guarantees to members of the Executive Board. Since 2003 no loans have been, or will be, granted to meet upfront Dutch income tax on share options granted. These loans have been granted up to and including 2002.

REMUNERATION EXECUTIVE BOARD AND SUPERVISORY BOARD

The disclosures are in compliance with the requirements of Title 9, Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code and – where applicable – have been included in the audit by the external auditor.

REMUNERATION OF MEMBERS OF THE EXECUTIVE BOARD

	Salary		Bonus		Pension	
in thousands of euro	**2003**	2002	**2003**	2002	**2003**	2002
F.H.J. Koffrie	555	545	–	–	220	169
R.W.A. de Becker*	375	212	–	–	439	247
G. Dean	417	408	375	–	282	258
M.S. Hoffman*	548	423	1,402 **	–	43	19
F.F. Waller	340	295	68	–	119	103
Total	**2,235**	**1,883**	**1,845**	–	**1,103**	**796**

* MR DE BECKER AND MR HOFFMAN WERE APPOINTED ON 2 MAY 2002; MR DE BECKER WILL LEAVE THE COMPANY AS PER 29 FEBRUARY 2004.
THE REMUNERATION REPORTED RELATES ONLY TO THE PERIOD OF MEMBERSHIP OF THE EXECUTIVE BOARD AND IS BASED ON THE PERFORMANCE FOR THE PERIOD.

** AN AMOUNT OF EUR 398 THOUSAND (USD 450 THOUSAND) RELATES TO THE 2002 BONUS UNDER THE LONG-TERM INCENTIVE PLAN 2000-2002 AS GRANTED IN 2003.

Salaries were paid in euros with exception of Mr Hoffman, whose remuneration is paid in US dollars. Correcting for currency translation effects and period of membership of the Executive Board the annualized increase of the total salary costs was about 6% compared to 2002.

Bonuses related to 2003 amounted to EUR 1,447 thousand of which EUR 663 thousand relates to the annual bonus plan and EUR 784 thousand (USD 886 thousand) to an accrual for the long-term incentive plan for Mr Hoffman.

The actual financial performance of the Group and the European Divisions in 2003 has resulted in no bonuses having been granted to the European Executive Board members over this year. However, special bonuses have been awarded to Mr Dean related to the divestment of the former Paper Merchanting Division and to Mr Waller related both to this divestment and to the re-financing of the Group. For Mr Hofmann a bonus of EUR 220 thousand (USD 251 thousand) was accrued on the basis of the financial performance of the Office Products North America Division.

Pension charges of EUR 1,103 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates.

SHARE OPTIONS FOR THE MEMBERS OF THE EXECUTIVE BOARD

At the end of 2003, the Members of the Executive Board held option rights on 660,000 Buhrmann ordinary shares:

	1 January 2003	Granted during the year *	Option exercise price	Fair Value of grant in euro**	Granted in 2003	Exercised in in 2003	Outstanding 31 Dec. '03	Expiry date
F.H.J. Koffrie	25,000	1999	15.40	101,000	–	–	25,000	11.04.2004
	40,000	2000	32.94	418,000	–	–	40,000	16.05.2005
	40,000	2001	24.52	317,200	–	–	40,000	19.04.2006
	55,000	2002	13.69	348,150	–	–	55,000	05.05.2007
	–	2003	2.85	72,600	55,000	–	55,000	01.05.2010
	160,000				**55,000**	–	**215,000**	
R.W.A. de Becker	10,000	2001	19.61	79,300	–	–	10,000	19.04.2006
	30,000	2002	13.69	189,900	–	–	30,000	05.05.2007
	–	2003	2.85	39,600	30,000	–	30,000	01.05.2010
	40,000				**30,000**	–	**70,000**	
G. Dean	20,000	1999	15.40	80,800	–	–	20,000	11.04.2004
	25,000	2000	26.35	261,250	–	–	25,000	16.05.2005
	27,500	2001	19.61	218,075	–	–	27,500	19.04.2006
	35,000	2002	13.69	221,550	–	–	35,000	05.05.2007
	–	2003	2.85	46,200	35,000	–	35,000	01.05.2010
	107,500				**35,000**	–	**142,500**	
M.S. Hoffman	15,000	2000	26.35	156,750	–	–	15,000	16.05.2005
	17,500	2001	29.61	138,775	–	–	17,500	19.04.2006
	50,000	2002	13.69	316,500	–	–	50,000	05.05.2007
	–	2003	2.85	66,000	50,000	–	50,000	01.05.2010
	82,500				**50,000**	–	**132,500**	
F.F. Waller	20,000	2000	32.94	209,000	–	–	20,000	16.05.2005
	20,000	2001	24.52	158,600	–	–	20,000	19.04.2006
	30,000	2002	13.69	189,900	–	–	30,000	05.05.2007
	–	2003	2.85	39,600	30,000	–	30,000	01.05.2010
	70,000				**30,000**	–	**100,000**	
Total	**460,000**				**200,000**	–	**660,000**	

* UNDER DUTCH FISCAL RULES, MANAGEMENT RECEIVING OPTIONS CAN ELECT TO ACCEPT A 25% HIGHER EXERCISE PRICE. THE BASE EXERCISE PRICE WAS SET AT EUR 2.85 IN 2003, EUR 13.69 IN 2002, EUR 19.61 IN 2001, EUR 26.35 IN 2000 AND EUR 15.40 IN 1999, EQUALLING THE SHARE PRICE AT CLOSE OF BUSINESS ON THE AMSTERDAM STOCK EXCHANGE ON 2 MAY 2003, 6 MAY 2002, 20 APRIL 2001, 17 APRIL 2000 AND 7 APRIL 1999 RESPECTIVELY.

** THE FAIR VALUE OF THE OPTIONS IS ESTIMATED BY USING THE BLACK & SCHOLES OPTION PRICE DETERMINATION MODEL USING ASSUMPTIONS AT THE MOMENT OF THE GRANT. IT DOES NOT REFLECT THE CURRENT MARKET VALUE. DETAILS ON THE ASSUMPTIONS USED FOR THE CALCULATION ARE PROVIDED IN THE NOTES TO THE FINANCIAL STATEMENTS.

LOANS TO MEMBERS OF THE EXECUTIVE BOARD

Loans totalling EUR 116 thousand (2002: EUR 162 thousand) were outstanding to Members of the Executive Board at the end of 2003. No new loans were made in 2003 and the outstanding loans are repaid over a period of five years from the starting date. Historically they have been granted by the company within the context of the Share Option Plan and served to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant. Specification (in thousands of euro):

	Principal	Interest	Outstanding 31 December 2003	Repaid in 2003	Outstanding as at 31 December 2003
F.H.J. Koffrie					
1999	46	4.00%	14	9	5
2000	25	5.00%	13	5	8
2001	16	5.25%	12	4	8
2002	78	5.25%	72	16	56
			111	34	77
F.F. Waller					
2000	13	5.00%	6	2	4
2001	8	5.25%	6	2	4
2002	43	5.25%	39	8	31
			51	12	39
Total			**162**	**46**	**116**

SHAREHOLDINGS BY MEMBERS OF THE EXECUTIVE BOARD

As at 31 December 2003, the Members of the Executive Board held the following number of shares in Buhrmann:

	Ordinary shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,098
Total	**103,693**

REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD

Remuneration of Members of the Supervisory Board amounted to EUR 270 thousand (2002: EUR 257 thousand). The remuneration of Members of the Supervisory Board is not dependent upon Buhrmann's result.

Specification (in thousands of euro):

	2003	2002
P.C. van den Hoek	70.2[1,2]	57.7[1,2]
A.G. Jacobs	53.3[1,2]	43.3[1,2]
R.C. Gay	28.0	28.0
J.J. Hannan[3]	7.0	–
K. de Kluis[4]	–	10.1
J. Peelen	30.3[2]	29.5[2]
A.P. Ressler[5]	21.0	28.0
G.H. Smit	30.3[2]	30.3[2]
R. Zwartendijk	30.3[2]	30.3[2]
Total	**270.4**	**257.2**

[1] INCLUDING (PRO RATA) REMUNERATION RECEIVED AS MEMBER OF THE SUPERVISORY BOARD OF BUHRMANN NEDERLAND HOLDING B.V. FROM NOVEMBER 2002.

[2] INCLUDING REMUNERATION OF THE MEMBERSHIP OF THE AUDIT COMMITTEE AND / OR THE COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE MEMBERSHIP.

[3] MR HANNAN WAS APPOINTED AS MEMBER OF THE SUPERVISORY BOARD AS PER 8 OCTOBER 2003.

[4] MR DE KLUIS RETIRED FROM THE SUPERVISORY BOARD ON 2 MAY 2002.

[5] MR RESSLER RETIRED FROM THE SUPERVISORY BOARD ON 8 OCTOBER 2003.

SHARE OPTIONS FOR MEMBERS OF THE SUPERVISORY BOARD

The Members of the Supervisory Board held no option rights to Buhrmann shares at the end of 2003.

SHAREHOLDINGS BY MEMBERS OF THE SUPERVISORY BOARD

As at 31 December 2003 the Members of the Supervisory Board held the following numbers of shares in Buhrmann:

	Ordinary shares	**Depositary receipts of Preference Shares A**
P.C. van den Hoek*	31,057	–
A.G. Jacobs	945	411
	32,002	**411**

* MR VAN DEN HOEK TRANSFERRED THE DISCRETIONARY MANAGEMENT OF HIS SECURITIES PORTFOLIO TO AN INDEPENDENT THIRD PARTY.

POLICY ON ADDITIONS TO RESERVES AND DIVIDENDS

The policy on additions to reserves and dividends that will be proposed for adoption to the Annual General Meeting of Shareholders to be held on 29 April 2004 is the following:

RESERVES

Buhrmann aims to add respectively charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and C and after deducting the proposed dividend on ordinary shares. Significant developments for the Company such as financing requirements, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

DIVIDENDS ON ORDINARY SHARES

Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 35% of the consolidated net result available to holders of ordinary shares divided by the number of ordinary shares outstanding at year-end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges. The dividend declared may be distributed in cash and/or stock.

The proposed dividend for a fiscal year must be approved by the Annual General Meeting of Shareholders, and the dividend is paid after this meeting.

The Senior Secured Credit Facility and the Subordinated Bond Loan contain various restrictions on the ability of Buhrmann to pay cash dividends. Buhrmann's ability to pay dividends is contingent on it meeting certain financial ratios as determined by Buhrmann's earnings, indebtedness and other indicators of Buhrmann's financial condition and results of operations.
Dividend payments may be subject to Netherlands statutory withholding taxes.

DIVIDEND PROPOSAL

In the Annual General Meeting of Shareholders to be held on 29 April 2004 the following will be proposed to:

- Charge the loss over the financial year 2003 against the general reserves, excluding the share premium reserves A and C.
- Declare against the share premium reserve, excluding the share premium reserves A and C, a dividend in shares of EUR 0.07 gross per ordinary share. For shareholders who prefer an amount in cash, the shares into which the stock dividend is converted will be sold and they will receive in cash an amount of EUR 0.07 gross per ordinary share.
- Declare the statutory dividend (as stated on page 99 of the annual report) on the Preference Shares A and C against the account of the general reserves. The dividend on Preference Shares C will be distributed in Preference Shares C.

Shareholders will be contacted by their bank or agent, by whom on 30 April 2004 (after closure of the Stock Exchange) their shares are deposited in order to make the choice between a dividend in shares or a cash payment.
The period of time in which shareholders can determine their choice for payment in shares or in cash ends on 13 May 2004 before closure of the Amsterdam Stock Exchange.
On Thursday 13 May 2004 after closure of the Stock Exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominally EUR 1.20.
The new ordinary shares will be entitled to the dividend over the financial year 2004 and the following years.
As of Monday, 3 May 2004 the new ordinary shares will be listed ex-dividend. No trading in dividend rights will take place.
Transfer of shares by reason of the exchange of dividend rights and payment of the amount in cash respectively will take place as from 17 May 2004.

AUDITORS' REPORT

TO THE GENERAL SHAREHOLDERS' MEETING OF BUHRMANN NV

INTRODUCTION

We have audited the accompanying financial statements of Buhrmann NV for the year ended 31 December 2003. These financial statements are the responsibility of the company's management. We have also audited the auditable part of the remuneration report as included in the section 'other information' on pages 101 through 106. Our responsibility is to express an opinion on these financial statements and auditable part of the remuneration report based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and auditable part of the remuneration report are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements and auditable part of the remuneration report give a true and fair view of the financial position of the company as at 31 December 2003, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

AMSTERDAM, 26 FEBRUARY 2004

PricewaterhouseCoopers Accountants N.V.

PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V.
J.A. VAN MANEN
A. TUKKER

BUHRMANN 1999-2003

KEY FIGURES AND RATIOS

in millions of euro

	2003	2002	2001	2000	1999
Excluding exceptional results and impairment of goodwill					
Results					
Net sales	8,053	9,948	10,408	9,603	5,834
Added value	1,859	2,253	2,396	2,341	1,258
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill and exceptional items (EBITDAE)	329	456	517	659	266
Operating result before amortisation and impairment of goodwill and exceptional items (EBITAE)	225	342	408	546	209
Operating result before exceptional items (EBITE)	173	272	341	491	199
Net result from operations before amortisation, impairment of goodwill and exceptional results ('cash earnings')	43	129	162	266	148
Return on sales					
Added value as a % of net sales	23.1%	22.6%	23.0%	24.4%	21.6%
EBITAE as a % of net sales	2.8%	3.4%	3.9%	5.7%	3.6%
EBITE as a % of net sales	2.1%	2.7%	3.3%	5.1%	3.4%
Profitability ('return on capital employed')					
Operating result excluding amortisation and impairment of goodwill and exceptional items as a % of average capital employed excluding goodwill	14.8%	17.3%	19.7%	29.1%	18.6%
Operating result before exceptional items including amortisation and impairment of goodwill as a % of average capital employed including goodwill	5.4%	-6.7%	7.4%	12.5%	13.1%
Including exceptional results					
Results					
Net sales	8,053	9,948	10,408	9,603	5,834
Added value	1,854	2,253	2,396	2,341	1,258
Operating result before depreciation of tangible fixed assets and software, amortisation and impairment of goodwill (EBITDA)	380	456	517	659	266
Operating result before amortisation and impairment of goodwill (EBITA)	276	342	408	546	209
Operating result (EBIT)	171	-301	341	491	199
Net result from operations before amortisation, impairment of goodwill ('cash earnings')	-27	129	162	266	148
Return on sales					
Added value as a % of net sales	23.0%	22.6%	23.0%	24.4%	21.6%
EBITA as a % of net sales	3.4%	3.4%	3.9%	5.7%	3.6%
EBIT as a % of net sales	2.1%	-3.0%	3.3%	5.1%	3.4%
Profitability ('return on capital employed')					
Operating result excluding amortisation and impairment of goodwill as a % of average capital employed excluding goodwill	18.1%	17.3%	19.7%	29.1%	18.6%
Operating result including amortisation and impairment of goodwill as a % of average capital employed including goodwill	5.4%	-6.7%	7.4%	12.5%	13.1%

CONSOLIDATED STATEMENTS OF INCOME

in millions of euro

	2003	2002	2001	2000	1999
Net sales	**8,053**	**9,948**	**10,408**	**9,603**	**5,834**
Cost of trade goods sold	-5,933	-7,392	-7,702	-7,004	-4,422
Other costs of sales	-261	-303	-310	-258	-154
Exceptional costs of sales	-5	–	–	–	–
Total cost of trade goods sold	**-6,199**	**-7,695**	**-8,012**	**-7,262**	**-4,576**
Added value	**1,854**	**2,253**	**2,396**	**2,341**	**1,258**
Labour costs	-1,137	-1,330	-1,390	-1,246	-703
Other operating costs	-393	-467	-489	-436	-289
Exceptional results	56	–	–	–	–
Depreciation of tangible fixed assets and software	-104	-114	-109	-113	-57
Amortisation of goodwill	-52	-70	-67	-55	-10
Impairment of goodwill	-53	-573	–	–	–
Total operating costs	**-1,683**	**-2,554**	**-2,055**	**-1,850**	**-1,059**
Operating result	**171**	**-301**	**341**	**491**	**199**
Net financing costs	-161	-199	-210	-221	-49
Exceptional financing costs	-96	–	–	–	–
Total financing costs	**-257**	**-199**	**-210**	**-221**	**-49**
Taxes on result from operations	-8	-18	-24	-55	-32
Taxes on exceptional results	76	–	–	–	–
Total taxes	68	-18	-24	-55	-32
Other financial results	1	16	-3	5	21
Exceptional other financial results	-103	–	–	–	–
Total other financial results	-102	16	-3	5	21
Minority interests	-14	-12	-9	-9	-1
Exceptional minority interests	2	–	–	–	–
Total minority interests	-12	-12	-9	-9	-1
Net result from operations	**-132**	**-514**	**95**	**211**	**138**
Extraordinary net result (after tax)	–	-74	-40	10	-55
Net result	**-132**	**-588**	**55**	**221**	**83**
Interest cover					
EBITDAE divided by net interest charges	2.2	2.6	2.7	3.2	5.4
EBITDA divided by net interest charges	1.6	2.6	2.7	3.2	5.4
Other ratios					
Interest-bearing debt divided by EBITDAE	2.5	3.8	3.9	3.4	7.4
Interest-bearing debt divided by EBITDA	2.2	3.8	3.9	3.4	7.4
Tax burden					
Taxes as a % of result on ordinary operations excluding exceptional results and amortisation of goodwill	12%	12%	12%	17%	20%
Number of employees					
At year-end	17,832	24,858	27,235	26,296	25,639
Average	23,067	25,984	27,443	25,782	16,051

CONSOLIDATED BALANCE SHEET BEFORE APPROPRIATION OF PROFIT

year ended 31 December

in millions of euro	2003	2002	2001	2000	1999
Assets					
Fixed assets					
Intangible fixed assets	1,518	1,939	2,806	2,320	1,994
Tangible fixed assets	233	441	591	503	450
Financial fixed assets	421	481	635	487	503
	2,172	2,861	4,032	3,310	2,947
Current assets					
Inventories	423	683	756	784	658
Trade receivables	736	1,507	1,826	1,868	1,529
Other receivables	201	321	404	399	300
Cash and deposits	145	37	99	57	74
	1,505	2,548	3,085	3,108	2,561
Total assets	**3,677**	**5,409**	**7,117**	**6,418**	**5,508**
Equity and liabilities					
Group equity					
Shareholders' equity	1,436	1,770	2,634	1,916	1,512
Minority interests	48	41	37	32	31
	1,484	1,811	2,671	1,948	1,543
Provisions					
Pension	18	26	25	25	24
Deferred taxes	177	221	340	243	181
Other	79	90	80	114	104
	274	337	445	382	309
Long-term liabilities					
Subordinated loans	392	334	397	376	352
Other loans	557	1,344	1,662	1,694	1,546
	949	1,678	2,059	2,070	1,898
Current liabilities					
Loans	28	68	44	91	131
Credit institutions	5	26	–	104	2
Trade liabilities	644	1,064	1,340	1,244	969
Other liabilities	293	425	558	579	656
	970	1,583	1,942	2,018	1,758
Total equity and liabilities	**3,677**	**5,409**	**7,117**	**6,418**	**5,508**
Working capital	**456**	**1,103**	**1,232**	**1,365**	**993**
Capital employed	**2,207**	**3,483**	**4,629**	**4,188**	**3,437**
Interest-bearing debt	**836**	**1,735**	**2,004**	**2,208**	**1,957**
Solvency					
Group equity as a % of total assets	40.4%	33.5%	37.5%	30.4%	28.8%
Interest-bearing debt as a % of Group equity	56.3%	95.8%	75.0%	113.3%	126.8%

CASH FLOW

in millions of euro

	2003	2002	2001	2000	1999
Operating result on cash basis (EBITDA adjusted for additions to and releases from provisions)	380	457	530	630	254
Increase/decrease working capital	81	52	207	-294	-134
Other operational payables (-)/receivables	-189	-251	-268	-270	-70
Cash flow from operating activities	272	258	469	66	50
Cash flow from investing activities	544	-138	-766	-317	-1,194
Available cash flow	**816**	**120**	**-297**	**-251**	**-1,144**
Cash flow from financial activities	-681	-208	420	163	1,159
Net cash flow	**135**	**-88**	**123**	**-88**	**15**
Number of ordinary shares outstanding (x 1,000)					
At year-end	136,166	132,113	131,326	102,014	94,789
Average	134,653	131,818	123,760	98,790	77,514
Basic figures per ordinary share (in euro)					
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings')	0.08	0.74	1.03	2.35	1.68
Net result including amortisation and impairment of goodwill and exceptional and extraordinary result	-1.23	-4.70	0.17	1.90	0.84
Shareholders' equity	6.09	8.97	15.76	13.45	10.30
Dividend	0.07	0.07	0.16	0.60	0.60
Fully diluted* figures per ordinary share (in euro)					
Net result from operations excluding amortisation and impairment of goodwill and exceptional results ('cash earnings')	0.08	0.74	1.02	2.10	1.66
Net result including amortisation and impairment of goodwill and exceptional and extraordinary result	-1.23	-4.70	0.17	1.72	0.82
Shareholders' equity	6.09	8.97	15.76	13.45	10.30

* IN CASE FULLY DILUTED FIGURES PER SHARE ARE HIGHER THAN BASIC FIGURES PER SHARE, FULLY DILUTED FIGURES PER SHARE ARE ADJUSTED DOWNWARDS TO BASIC FIGURES PER SHARE.

COPYWRITING
TAN BRANDING, UTRECHT, THE NETHERLANDS

DESIGN AND REALISATION
DG DESIGN BV / BNO, AMSTERDAM, THE NETHERLANDS

PHOTOGRAPHY
MICHAEL VAN EMDE BOAS, AMSTERDAM, THE NETHERLANDS
WITH THE EXCEPTION OF THE FOLLOWING PICTURES:

- PAGES 39 & INSIDE COVER IMAGES BOTTOM: HEIDELBERGER DRUCKMASCHINEN A.G.
- PAGES 10, 22 & INSIDE COVER IMAGES (STATIONERY, COMPUTER SUPPLIES, OFFICE PAPER, FURNITURE & OFFICE MACHINES, OTHER PRODUCT CATEGORIES AND IMAGES 9.50 AM & 11 AM).

TYPOGRAPHY
LINOTYPE COMPATIL™

LITHOGRAPHY, PRINTING AND BINDING
BV GRAFISCH BEDRIJF TUIJTEL, HARDINXVELD-GIESSENDAM, THE NETHERLANDS.
PRODUCED ON HEIDELBERG PRE-PRESS EQUIPMENT AND HEIDELBERG

WE WOULD LIKE TO THANK THE FOLLOWING EMPLOYEES FOR THEIR MODELLING DURING THE PHOTOGRAPHY OF THIS ANNUAL REPORT.

CORPORATE EXPRESS, INC.

- JEFFREY BRODIE
- JULIE CACEK
- KEVIN CALLAHAN
- JAMES CARLOCK
- RON CHANEY
- ELIZABETH DAY
- KEN DOGGETT
- ASHIKA FORD
- JULIE JOHNSON
- ED KENNER
- ALEXANDRA MARCINKOWSKI
- DANIEL MURPHY
- NICK SALMON
- TIM SCHELL
- ADELINE SENGDARA
- FAROOQ SIDDIQUI
- KATY THOMSEN
- MICHAEL TONEY
- ALAN VITEK
- JENNIFER WILLIAMS
- LEWIS WINE
- DAVE WOODCOCK

BUHRMANN NV

- LISETTE BLAKBORN
- GERBEN MUNTINGA
- MARINA SLAGT
- MARIJKE WAARDIJK

AND ALL OTHER COLLEAGUES FOR THEIR ASSISTANCE.

BRANDON HANSON,
RESTAURANT PALOMINO,
DENVER, CO.

STOCK EXCHANGE LISTINGS
Buhrmann ordinary shares are listed on Euronext in Amsterdam (BUHR) and NYSE in New York (BUH). The shares trade in the United States in the form of American Depositary Receipts.

OTHER SECURITIES TRADED
- Depositary receipts of Cumulative Preference Shares A, with a face value of EUR 1.20, listed on Euronext, Amsterdam (BUHCP)
- Buhrmann US, INC. 12.25% subordinated bonds 1999-2009 (over-the-counter)
- Buhrmann NV 2% guaranteed subordinated convertible bonds 2003-2010

EURONEXT AMSTERDAM DERIVATIVES MARKET
- Buhrmann call options 1, 2, 3, 6, 9, 24 months
- Buhrmann put options 1, 2, 3, 6, 9, 24 months

MAJOR INDICES
The Buhrmann share is included in the main Index of Euronext Amsterdam (AEX). Other indices in which Buhrmann is included per year-end 2003 are inter alia, Euronext Next 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones STOXX 600 Index and the MSCI World Index. Generally Buhrmann is listed under the sector 'commercial/business services & supplies' or 'retail/wholesale/trade'.

DIVIDEND POLICY
Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 35% of the consolidated net result available to holders of ordinary shares divided by the number of ordinary shares outstanding at year-end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructurings, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges.
The dividend declared may be distributed in cash and/or stock.

DISCLOSURE / WEBSITE
In general all results announcements and press releases are sent out before market opening of Euronext Amsterdam. In principle all results announcements and other major announcements are accompanied by a meeting and/or conference call for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous audio web cast to be accessed via our website under 'Conference calls and Presentations' in the 'Investor Relations' section on www.buhrmann.com. Furthermore, all other presentations made to groups of investors are published on our website at the same moment.
As a rule our Corporate Governance policies and all other relevant policies are published on our website.

SHAREHOLDERS' COMMUNICATION CHANNEL
Buhrmann is one of the initiators of the Shareholders' Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders). The Communication Channel offers participating shareholders the possibility to vote at the Annual General Meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation.

PRIVATE INVESTORS
In 2003 we organised several field trips to our Dutch facilities for private investors. In different settings, attendees were visitors of our AGM in 2003, members of the NCVB (Dutch Organisation for Investments Clubs) and members of SRB.
In 2004 visits will again be organised to our various Dutch facilities.

FOR MORE INFORMATION
www.buhrmann.com

INVESTOR RELATIONS
Carl Hoyer
Telephone +31 (0)20 651 10 42
Fax +31 (0)20 651 10 05
E-mail ir@buhrmann.com

CORPORATE COMMUNICATIONS
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
Fax +31 (0)20 651 10 05
E-mail corpcomm@buhrmann.com

IMPORTANT DATES
- **Registration date**
  22 April 2004
- **General Meeting of Shareholders**
  29 April 2004
- **Listing ex-dividend**
  3 May 2004
- **Publication of first quarter results**
  6 May 2004
- **Dividend payment**
  17 May 2004
- **Publication of second quarter results**
  11 August 2004
- **Publication of third quarter results**
  10 November 2004
- **Publication of fourth quarter results**
  9 February 2005
- **General Meeting of Shareholders**
  14 April 2005

INDICATIVE SPREAD OF ORDINARY SHARES



Unidentified 5%
The Netherlands 27%
Rest of the world 3%
Rest of Europe 6%
France 3%
North America 17%
United Kingdom 39%

Indicative (geographical) spread of ordinary shares as on 31 December 2003

	Private	Institutional	**Total 2003**	Total 2002
The Netherlands	12%	15%	27%	17%
United Kingdom	0%	39%	39%	37%
France	0%	3%	3%	–
Rest of Europe	1%	5%	6%	–
North America	–	17%	17%	16%
Rest of the world	–	3%	3%	17%
Unidentified	–	5%	5%	13%
Total	**13%**	**87%**	**100%**	**100%**

Major shareholders

Buhrmann's voting capital consists of 136.7 million ordinary shares, 53.3 million Preference Shares A and 41,396 Preference Shares C, convertible into ordinary shares. Under the Disclosure of Major Holdings in Listed Companies Act, shareholders have to give notice to Dutch Authority Financial Markets of interests exceeding certain thresholds.

The following shareholders have disclosed holdings between 5 and 10 percent:

- AEGON NV
- Apollo Investment Fund IV L.P. (potential interest)
- Cobepa NV
- Dexia SA
- Fortis Utrecht NV
- NIB Capital NV

ING Group disclosed an interest between 10 percent and 25 percent.

Almost all these holdings are a combination of ordinary and (depositary receipts of) preference shares. Stichting Administratiekantoor van Preferente Aandelen Buhrmann holds 53.3 million Preference Shares A. This represents up to 29% voting interest in Buhrmann NV (see description of share capital, page 99).

Market capitalisation ordinary shares

in millions of euro	high	low	year-end
1999	1,543	802	1,441
2000	3,589	1,598	2,928
2001	3,908	703	1,626
2002	2,079	317	552
2003	**1,097**	**260**	**944**

Price of ordinary shares (daily closing)

in euro	high	low	year-end
1999	19.95	10.30	14.95
2000	35.00	16.58	28.55
2001	33.00	5.33	12.33
2002	15.83	2.40	4.16
2003	**8.03**	**1.97**	**6.91**

Price of Preference Share A (daily closing)

in euro	high	low	year-end
2002	3.50	2.90	2.90
2003	**3.70**	**2.44**	**3.20**

Price of American Depositary Receipts (daily closing)

in USD	high	low	year-end
2002	13.31	2.37	4.26
2003	**9.05**	**2.10**	**8.75**

Annual volume of Buhrmann ordinary shares traded on Euronext Amsterdam *

	Number of shares (millions)	Effective sales (x EUR millions)
1999	160.5	2,705
2000	293.9	9,896
2001	199.5	7,723
2002	191.7	3,300
2003	**269.0**	**2,789**

* Before 2001, the reported numbers of shares traded are based on the customary reporting of the former AEX in Amsterdam which includes double counting of trades. As of 2001 the reported numbers of shares traded are as reported by Euronext Amsterdam. These numbers are affected by the exchange's systems change-over per 31 October 2001.

MOVEMENT IN PRICE OF ORDINARY BUHRMANN SHARES ON EURONEXT AMSTERDAM (2003 - 12 FEBRUARY 2004)



10
8
6
4
2
0
PUBLICATION FULL YEAR RESULTS 2002
PUBLICATION FIRST QUARTER RESULTS 2003
AGM
ANNOUNCEMENT OF PAPER MERCHANTING DIVESTMENT
PUBLICATION SECOND QUARTER RESULTS 2003
DEFINITIVE AGREEMENT PAPER MERCHANTING DIVESTMENT
EXTRAORDINARY SHAREHOLDERS' MEETING
PUBLICATION THIRD QUARTER RESULTS 2003
ANNOUNCEMENT OF REFINANCING
02-01-2003
12-02-2004

Development in the number of ordinary shares issued and outstanding

	On 1/1 Issued	Stock Dividend [1]	Equity Placements and Restructuring [2]	On 31/12 Issued	Treasury Stock [3]	On 31/12 Outstanding
1999	76,363,820	1,222,271	18,807,620	96,393,711	1,604,844	94,788,867
2000	96,393,711	2,050,419	4,100,000	102,544,130	530,538	102,013,592
2001	102,544,130	1,690,863	27,600,000	131,834,993	509,355	131,325,638
2002	131,834,993	793,068	–	132,628,061	515,418	132,112,643
2003	**132,628,061**	**4,063,857**	–	**136,691,918**	**526,155**	**136,165,763**

[1] From 1999 to 2001 shareholders could choose to receive the dividend in stock or in cash. In 2002 and 2003 a stock dividend was paid. For shareholders who wished to receive a cash amount, the company sold the shares into which the stock dividends had been converted.
[2] In 1999, 2000 and 2001 capital increases were effected at EUR 15.75, EUR 29.90 and EUR 25.00 per share.
[3] Treasury Stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

COMPOSITION OF ENTERPRISE VALUE (YEAR-END)
IN MILLIONS OF EURO


6,000
5,000
4,000
3,000
2,000
1,000
0
LONG-TERM LOANS
PREFERENCE SHARES C
PREFERENCE SHARES A
ORDINARY SHARES
1999
2000
2001
2002
2003

ENTERPRISE VALUE (HIGH, LOW, AND YEAR-END)
IN BILLIONS OF EURO


8
7
6
5
4
3
2
1
0
4.0
3.9
1.2
6.7
5.9
4.1
7.0
4.2
3.3
4.8
2.8
2.6
3.2
2.3
2.3
1999
2000
2001
2002
2003

Ordinary shares and Preference Shares A are valued at market price. If the ordinary shares quote below the conversion price of the Preference Shares C these Preference Shares C are valued at nominal value. When the price of ordinary shares is above the conversion price the value of the Preference Shares C is determined as the price of the ordinary shares times the amount of outstanding Preference Shares C. The convertible bonds due 2010 are considered to be debt.

Credit agency ratings

At year-end 2003	Rating*	Outlook
Moody's	Ba3	Stable
S&P	BB-	Stable

* Rating relates to Senior Implied Debt Rating and Senior Credit Facilities

Earnings per share

Net result from ordinary operations before amortisation of goodwill and before exceptional items

in euro	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
2002	0.22	0.21	0.08	0.26	0.76
2003	**0.02**	**0.02**	**0.03**	**0.12**	**0.19**

Buhrmann reports earnings per share on a fully diluted basis, thereby reflecting the potential conversion of Preference Shares C as well as convertible bonds into ordinary shares. See page 72 and page 73 for a more detailed overview.

SHARE PRICE DEVELOPMENT BUHRMANN ORDINARY SHARES VERSUS
AEX INDEX (1999-12 FEBRUARY 2004)


35
30
25
20
15
10
5
0
800
700
600
500
400
300
200
BUHRMANN SHARE PRICE (IN EURO)
AEX INDEX
VOLUMES OF BUHRMANN SHARES TRADED
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
05-01-1999
03-01-2000
02-01-2001
02-01-2002
03-02-2003

Buhrmann is one of the world's leading suppliers of office products to businesses and institutions.

Buhrmann

Buhrmann NV
Hoogoorddreef 62
P.O. Box 23456
1100 DZ Amsterdam
The Netherlands

Phone +31 (0)20 651 11 11
Fax +31 (0)20 651 10 00
www.buhrmann.com

Buhrmann

AGENDA FOR THE GENERAL MEETING OF SHAREHOLDERS OF BUHRMANN NV, TO BE HELD ON THURSDAY 29 APRIL 2004 AT 14.00 HOURS IN THE OKURA HOTEL, FERDINAND BOLSTRAAT 333 IN AMSTERDAM.

1 Opening

2 Annual report and financial statements 2003, dividend and discharge
2A Reports of the Supervisory Board and the Executive Board
2B Proposal to adopt the 2003 financial statements
2C Dividend proposal (see explanatory notes)
2D Proposal to discharge the members of the Executive Board (see explanatory notes)
2E Proposal to discharge the members of the Supervisory Board (see explanatory notes)

3 Proposal to adopt the policy on additions to reserves and dividends (see explanatory notes)

4 Corporate governance structure (see explanatory notes)

5A Proposal to adopt a remuneration policy for the Executive Board (see explanatory notes)
5B Proposal to approve the share option plan (see explanatory notes)

6 Proposal to amend the articles of association (see explanatory notes)

7 Proposal to appoint a member of the Supervisory Board and to re-appoint two members of the Supervisory Board (see explanatory notes)

8 Proposal for the assignment to audit the 2004 financial statements (see explanatory notes)

9 Proposal to authorise the acquisition of shares or depositary receipts in the Company (see explanatory notes)

10 Proposal for the authorisation of the Executive Board as the authorised body:
10A to issue shares
10B to restrict or exclude the pre-emptive right accruing to shareholders
(see explanatory notes)

11 Any other business

12 Closing

EXPLANATORY NOTES

2C
DIVIDEND PROPOSAL

It is proposed to:

- charge the loss over the financial year 2003 against the general reserves, excluding the share premium reserves A and C;
- declare against the share premium reserve, excluding the share premium reserves A and C, a dividend in shares of EUR 0.07 gross per ordinary share. For shareholders who prefer an amount in cash, the shares into which the stock dividend is converted will be sold and they will receive in cash an amount of EUR 0.07 gross per ordinary share;
- declare the statutory dividend (as stated on page 99 of the Annual Report) on the Preference Shares A and C against the account of the general reserves. The dividend on the Preference Shares C will be distributed in Preference Shares C.

Shareholders will be contacted by their bank or agent, by whom on 30 April 2004 (after closure of the stock exchange) their shares are deposited in order to make the choice between a dividend in shares or a cash payment. The period of time in which shareholders can determine their choice for payment in shares or in cash, ends on 13 May 2004 before closure of the Amsterdam Stock Exchange.
On Thursday 13 May 2004 after closure of the stock exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominally EUR 1.20.
The new ordinary shares will be entitled to the dividend over the financial year 2004 and the following years.
As of Monday 3 May 2004 the new ordinary shares will be listed ex-dividend. No trade in dividend rights will take place on the Amsterdam Stock Exchange.
Transfer of shares by reason of the exchange of dividend rights and payment of the amount in cash respectively will take place as from 17 May 2004.

2D AND 2E
PROPOSAL TO DISCHARGE THE MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

It is proposed to discharge the members of the Executive Board for the management and the members of the Supervisory Board for the supervision thereof during the financial year 2003. A discharge given to the members of the Executive Board and Supervisory Board concerns solely the management respectively the supervision as far as this appears in the financial statements and the Annual Report.

3
PROPOSAL TO ADOPT THE POLICY ON ADDITIONS TO RESERVES AND DIVIDENDS

RESERVES

Buhrmann aims to add respectively charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and C and after deducting the proposed dividend on ordinary shares. Significant developments for the Company such as financing requirements, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

DIVIDENDS ON ORDINARY SHARES

Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 35% of the consolidated net result available to holders of ordinary shares divided by the number of ordinary shares outstanding at year-end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges. The dividend declared may be distributed in cash and/or stock.

4
CORPORATE GOVERNANCE STRUCTURE

As a result of the Dutch Corporate Governance Code Buhrmann has reviewed its corporate governance structure. Please refer to the chapter 'Corporate Governance' in the Annual Report (page 96-99) for a detailed summary of the corporate governance structure. This chapter can also be found on Buhrmann's website (www.buhrmann.com).

5A
PROPOSAL TO ADOPT A REMUNERATION POLICY FOR THE EXECUTIVE BOARD

A detailed summary of the remuneration policy for the Executive Board is included in the respective chapter of the Annual Report (page 101-106). The remuneration policy can also be found on Buhrmann's website (www.buhrmann.com).

7

PROPOSAL TO APPOINT A MEMBER OF THE SUPERVISORY BOARD AND TO RE-APPOINT TWO MEMBERS OF THE SUPERVISORY BOARD

Mr R.C. Gay has indicated the wish to resign as a member of the Supervisory Board after the adjournment of the shareholders meeting.

In accordance with the agreements made with Apollo Management IV, L.P. and Bain Capital, LLC at the time of the issue of the Preference Shares C ('C prefs'), Apollo and Bain are each entitled to nominate a person for appointment as a member of the Supervisory Board, as long as they keep at least 75% of their original interest in C prefs. By virtue of this agreement Mr Gay was appointed a member of the Board in 1999 on the nomination of Bain.

Mr Gay will terminate his activities at Bain in the near future. Bain now recommends Mr S.W. Barnes as member of the Board.

By virtue of the schedule of resignation drawn up by the Supervisory Board, Mr P.C. van den Hoek and Mr A.G. Jacobs will resign after the adjournment of the shareholders meeting. Both gentlemen are available for re-appointment for a last term.

Information as stipulated in article 2:142 paragraph 2 of the Dutch Civil Code concerning the (re-)appointment of the members of the Supervisory Board:

Name	**S.W. Barnes**	**P.C. van den Hoek**	**A.G. Jacobs**
Age	43 years	65 years	67 years
Position	Managing Director Bain Capital, LLC	Barrister in Amsterdam	Former Chairman Executive Board ING Groep N.V.
Board memberships	• Sealy Corporation • SigmaKalon • Unisource Worldwide	• ASM International N.V. • Ballast Nedam N.V. • Robeco Groep N.V., Robeco N.V., Rolinco N.V., Rorento N.V. • Het Financieele Dagblad Holding B.V. • AON Groep Nederland B.V. • Wavin B.V. • Euronext Amsterdam N.V.	• N.V. Koninklijke Nederlandsche Petroleum Maatschappij • VNU N.V. • ING Groep N.V. • Johan Enschedé B.V. • IHC Caland N.V. • Imtech N.V.
Shares in the Company	None	31,057 ordinary shares (Mr Van den Hoek transferred the discretionary management of his securities portfolio to an independent third party)	945 ordinary shares and 411 depositary receipts of Preference Shares A

	With respect to a new grant the composition of the peer group may be changed by the Supervisory Board, provided that the above criteria are met. With respect to share options granted (but not yet vesting) the Supervisory Board may decide upon measures to be taken with respect to the composition of the peer group for that grant if a peer group company no longer meets one or more of the above criteria.
Condition for vesting	Total Shareholder Return of Buhrmann relative to the reference group

TSR ranking of Buhrmann after 3 years	% of options granted vesting
1	200%
2	175%
3	150%
4	125%
5	100% (grant level)
6	75%
7	50%
8-13	no vesting

Eligibility	Approximately 330 managers
Maximum number of options granted	1.25% of total number of ordinary shares outstanding, provided that this may be increased to up to 2.5% if – as a result of Buhrmann's performance relative to the peer group – more than 100% of the granted options vest.
Number of options granted to the Executive Board	A maximum of 20% of the total number of share options granted in any year may be granted to the Executive Board. The allocation to individual members of the Executive Board will be determined by the Compensation, Nominating and Corporate Governance Committee.
Reporting	The Company will report the relative TSR performance in its Annual Report from the Annual Report 2004 onwards.

6 PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION

It is proposed to amend the articles of association of Buhrmann NV in order to bring them in line with the corporate governance structure. Furthermore, the system of binding nomination for appointing members of the Executive Board and Supervisory Board will be abolished. The right to place items on the agenda of a shareholders meeting will be amended to give shareholders and holders of depositary receipts representing alone or in the aggregate at least 1% of the issued capital or a value of EUR 10,000,000 according to the Official Price list of Euronext Amsterdam N.V. the right to request the Executive Board or the Supervisory Board to place items on the agenda of the General Meeting of Shareholders.

Finally, a number of technical changes is proposed.

The proposal also entails the granting of authority to the Company Secretary, as well as to each (candidate) notary and notarial assistant employed at the offices of Allen & Overy in Amsterdam, to apply for the required ministerial certificate of no objection to the draft deed of amendment of the articles of association and to have the deed of amendment of the articles of association excecuted.

The full text of the proposed amendment to the articles of association with the explanation is available for perusal at the company's offices and is available there for shareholders and can also be found on Buhrmann's website (www.buhrmann.com).

5B

PROPOSAL TO APPROVE THE SHARE OPTION PLAN

It is proposed that share options are granted up to 1.25% of the total number of ordinary shares outstanding, which may increase to share options vesting up to 2.5% of the total number of ordinary shares outstanding, dependent on the Company achieving certain performance criteria. The conditionality of the grant is the new element in the share option plan.

The proposed plan includes the following elements:

Term	7 years after granting; vesting period 3 years
Exercise price	Closing price on the first ex-dividend trading day following the Annual General Meeting of Shareholders
Grant frequency	Annually
Performance measure	Total Shareholder Return (TSR). This is a concept used to compare the performance of different companies' shares over time. It combines share price appreciation and dividends distributed to show the total return to the shareholder. The absolute level of TSR will vary with the stock markets, but the relative position reflects the market perception of Buhrmann's financial performance compared to a reference ('peer') group. The Company will calculate TSR for each peer group company over the three year period following each annual grant. The peer group companies will be ranked in descending order of generated TSR to determine the relative position of Buhrmann.
Peer group criteria	• in the same or similar industry • comparability in business model (i.e. B2B distribution) • listed/traded at a major stock exchange • have a minimum size measured in market capitalisation • present at least in North America or Europe • considered to be peers by the Company • considered to be peers by the investor community
Peer group companies (2004-grant)	Buhrmann NV Boise Cascade CORP. Office Depot, INC. Staples, INC. United Stationers, INC. W.W. Grainger, INC. Hagemeyer N.V. Manutan International SA Rexel S.A. Genuine Parts Company Bunzl PLC Randstad Holding NV Wesco International, INC.

8

PROPOSAL FOR THE ASSIGNMENT TO AUDIT THE 2004 FINANCIAL STATEMENTS

The authority to assign the audit of the financial statements to an auditor is vested in the General Meeting of Shareholders. It is proposed to assign the task of auditing the financial statements 2004 to PricewaterhouseCoopers Accountants N.V. in Amsterdam.

9

PROPOSAL TO AUTHORISE THE ACQUISITION OF SHARES OR DEPOSITARY RECEIPTS IN THE COMPANY

The following decision is submitted for approval:

The Executive Board is authorised, with the approval of the Supervisory Board, up to eighteen months after the date of this meeting and within the limits of the law and the articles of association, to acquire, on the stock exchange or otherwise in return for payment, shares in the Company (or depositary receipts) at a price between the amount of 1 eurocent and the amount that equals 110 per cent of the market price of these shares or depositary receipts on the official segment of Euronext Amsterdam NV's stock market, the market price being the average of the highest price on each of five days of trading prior to the date of acquisition as shown in the Official Price List of Euronext Amsterdam N.V.

10

PROPOSAL FOR THE AUTHORISATION OF THE EXECUTIVE BOARD AS THE AUTHORISED BODY

A TO ISSUE SHARES

B TO RESTRICT OR EXCLUDE THE PRE-EMPTIVE RIGHT ACCRUING TO SHAREHOLDERS

The extent of the authority to issue and to exclude or restrict the pre-emptive rights should, in the opinion of the Executive Board and the Supervisory Board, be fixed at, at the most, 10 per cent of the issued share capital, on the understanding that this authority is extended to 20 per cent in case the issue takes place within the framework of a merger or acquisition.

The percentage of 20 per cent is based on the specific financing structure of the Company, which, in relation to the total enterprise value, has a relatively small share capital, and on the need to be able to react swiftly when the opportunity of a sizeable acquisition arises.

To maintain the effectiveness of the issue of Preference Shares B as a protection instrument, the scope of the authority to issue these shares should extend to such a number as corresponds to the issued number of ordinary shares and Preference Shares A and C at the time of the issue.

With regard to duration of these authorisations it is proposed to fix the term at eighteen months.

Accordingly the following resolutions are proposed:

A The Executive Board is authorised, with the approval of the Supervisory Board for a period of eighteen months as of 29 April 2004:

1 to issue and grant rights to take up shares up to 10 per cent of the issued share capital at the time of the decision to issue, on the understanding that in case the decision to issue is related to a merger or acquisition this percentage is extended to 20 per cent;

2 to issue and grant rights to take up Preference Shares B up to a maximum of 100 per cent of the issued share capital;

and furthermore on such conditions as will be determined with each issue by the Executive Board with approval of the Supervisory Board.

B The Executive Board is authorised with approval of the Supervisory Board for a period of eighteen months as of 29 April 2004 to restrict or exclude the pre-emptive right of shareholders in the event of issuing and granting of rights to take up ordinary shares by virtue of a decision of the Executive Board with approval of the Supervisory Board.